
10015771



SMIT

09

2009, REPORT & ACCOUNTS SMIT INTERNATIONALE N.V.

SMIT INTERNATIONALE N.V.

2009, REPORT & ACCOUNTS

This annual report is also available in Dutch.
In cases of discrepancies between the English and Dutch version, the latter will prevail.

Dit jaarverslag is ook verkrijgbaar in het Nederlands. In geval van tekstuele afwijkingen tussen de Engelse en de Nederlandse versie, prevaleert de Nederlandse versie.

Copies of this annual report may be obtained from Smit Internationale N.V.,
Corporate Communications Department:
Tel: +31 (0)10 4549911
Fax: +31 (0)10 4549250
E-mail: corporatecommunications@smit.com

The annual report is also available on our website: www.smit.com.

Smit Internationale N.V.
Waalhaven O.Z. 85
3087 BM Rotterdam
P.O. Box 59052
3008 PB Rotterdam, The Netherlands
Tel: +31 (0)10 4549911
Fax: +31 (0)10 4549777
E-mail: company@smit.com



CONTENTS


SMIT

PROFILE

Smit Internationale N.V. ("SMIT") has a tradition of almost 170 years of service in the maritime sector. The company has earned an excellent reputation by combining expertise and experience with high-quality materials and equipment in the almost 50 locations around the world where SMIT is active. SMIT aims to provide its services in the main to shipping companies, producers and distributors in the oil and LNG industries, insurers and governments. SMIT maintains the highest standards with respect to safety, health, the protection of the environment and quality.

SMIT's core activities are organised into four Divisions:

- **Harbour Towage**: harbour towage and related maritime services.
- **Terminals**: towage and related maritime and management services to offshore and onshore terminals.
- **Salvage**: salvage, wreck removal, environmental protection and consultancy.
- **Transport & Heavy Lift**: chartering, barge rental and transport, ocean, coastal and river towage, heavy lifting and marine support to a variety of civil and offshore projects and subsea services.

The objectives of SMIT's strategy are to reinforce these core activities and to expand its leading position in those markets. The company aims to achieve sustainable growth of profitability through:

- autonomous growth of the Harbour Towage, Terminals and Transport & Heavy Lift Divisions;
- selective acquisitions in the Harbour Towage Division;
- cost control and the best possible use of benefits of scale in all Divisions.

Investments and fleet renewal will be based on the principles of proven technology and standardisation.
The basis for the company's activities is recognition of its responsibilities toward its customers, employees, shareholders and partners and society in general. In order to express its objectives in a uniform manner, SMIT has formulated the following vision, mission and core values:



SMIT'S VISION

SMIT aims to be the leading player in the global market for maritime services, preferred by customers due to the added value of its integrated package of services.

- **Leading player**: to be first or second in all selected businesses.
- **Global market**: to operate on a worldwide scale.
- **Maritime services**: to deliver professional services on, under and around water.
- **Integrated service package**: to offer customers a family of services tailored to their specific needs.
- **High perceived added value**: to focus on highly regarded specialist services.

SMIT'S MISSION

SMIT is a maritime service provider, with the world's seas and harbours as its areas of operation. Expertise, inventiveness and specialised equipment are the most important tools in offering our customers the high-quality solutions they require.

We strive to fulfil the needs of five critical target groups:

- **Customers**: to deliver high-quality services tailored to customers' specific needs.
- **Employees**: to offer challenging work, personal development opportunities and a clear career perspective.
- **Shareholders**: to offer corporate transparency and to create shareholder value.
- **Partners**: to cooperate on the basis of mutual respect and mutual benefit.
- **Community**: to act with due care for the environment and the community.

CORE VALUES

SMIT has defined a series of core values that apply to the global organisation. Those core values are an integral part of the corporate HR, assessment and performance review system. The core values defined by SMIT are:

- **Customer/market focus:** "Know your customer and the market".
- **Reliability**: "Say what you do and do what you say".
- **Goal-orientation**: "Be goal-oriented with quantifiable targets".
- **Learning abilities**: "Learn from your mistakes and improve yourself".
- **Self-starting**: "Identify and seize available opportunities".
- **Pragmatism**: "Work result oriented".

3213 ASD tug "Smit Tiger".

CORPORATE STRATEGY

SMIT's strategic focus is on realising growth of its profits, further increasing the stability of the revenue from the less stable activities and improving the quality of the organisation. The growth strategy concentrates on the more stable activities, which will make it easier to predict the company's results.
SMIT's markets are constantly changing and are increasingly controlled at the global level. This globalisation is forcing the many smaller businesses (most of which are family-owned) in this industry to attempt numerous measures, such as fleet renewal, expansion, and alterations to procedures. This will be very difficult or even impossible for many of them. We expect that the maritime market in general and the towage market in particular will undergo further consolidation. The current economic crisis will accelerate this process. SMIT is responding to this situation by proactively seeking out value-adding acquisitions and expansions in new ports. We focus mainly on growth markets, such as Latin America, Eastern Europe and the Far East. The healthy financial ratios that have been built up should enable SMIT to adopt a proactive role in this consolidation. Special attention will be devoted to further developing and expanding the management responsible for developing and guiding this growth.
During the negotiations with Boskalis about the possible merger, it was agreed that the corporate strategy will remain unchanged. Particularly during periods of recession, as was the case in 2009, SMIT will stick even more closely to its previously defined strategy. However, the accompanying tactics will be adjusted to match the circumstances.
For the various Divisions, the corporate strategy will take shape as follows:

HARBOUR TOWAGE

- Realising the highest utilisation rate possible at the lowest possible cost is vital to the success of this activity.
- Therefore, the target will be to maintain and if possible improve the margins at the existing locations by cutting costs, improving fees and improving the way in which activities are scheduled. This will result in savings in terms of staff deployment and equipment.
- The focus for expansions is primarily on the strategic intersections in the main shipping routes. This will allow us to offer our customers a worldwide network of harbour towage services. In order to achieve this aim, key account management has a high priority. Another high priority is standardisation of equipment and procedures. That standardisation should make it easier for us to offer our customers identical services worldwide.
- In order to achieve expansion in new locations, SMIT is focusing on full takeovers and partial acquisitions of existing players in the harbour towage markets, particularly in Latin America, Eastern Europe and the Far East.
- With partial acquisitions, the target is to obtain a minimum interest of 50%, with management involvement on SMIT's part.
- The factors determining the profile for these acquisitions and takeovers include fleet size, client portfolio and organisational structure.
- Attempts will be made using modern and strong vessels to obtain a market share through organic growth in ports where there are currently only outdated and inefficient towage fleets.
- Privatisation of ports and renewal of long-term concessions are also part of the focus of the expansion of our global harbour towage network.
- The target for the growth in net profit, including acquisitions, is 50% over a five-year period. The reference year is 2007.
- The target for the Return On Average Capital Employed (ROACE) for Harbour Towage is 15%.

TERMINALS

- In addition to the market for crude oil, oil products and other bulk products, SMIT is also devoting a great deal of energy to developing LNG terminal projects.
- In the existing contracts, SMIT seeks out opportunities for growth by offering additional services that can be integrated into existing services.
- SMIT seeks to renew expiring contracts, possibly combined with the deployment of new vessels.
- Growth will mainly be generated from new contracts. A central sales organisation has therefore been set up, focusing on growth areas for terminals such as Africa, Latin America, the Middle East and the Far East.
- The target for the growth in net profit is 100% over a five-year period. The reference year is 2007.
- The ROACE target for Terminals is 15%.

SALVAGE

- The salvage market continues to be unpredictable. The objective is to retain our existing market share of approximately 25% to 35%.
- The growth of this Division's profits will have to be realised in part by further improvements in the area of project management.


SMIT



"Smit Madura" provides terminal support services in Durban, South Africa.

- Given the combination of our expertise and our global presence, SMIT's focus is on more complex salvage projects. SMIT targets the highest segment of the salvage market, devoting a great deal of attention to environmental preservation activities.

- Innovation & Business Development is focused on identifying practical solutions, particularly to reduce threats to the environment in salvage activities.

- The Salvage Division makes optimal use of the synergy benefits within SMIT. Salvage does not own its own equipment and hires equipment such as vessels and sheerlegs from the other Divisions.

- The target is to realise a net profit margin of 10% on net production.

TRANSPORT & HEAVY LIFT

TRANSPORT

- To distinguish itself from its many smaller competitors, SMIT targets the higher segment of this market. With this in mind, a phased programme of fleet renewal and expansion is underway.

- Acquiring longer-term contracts for the oil and gas market for chartering out the larger work vessels, in particular, will improve the stability of the results.

- Growth in profit will have to be achieved by a combination of organic growth, strict cost controls and improvement in the rates charged.

- The target for the growth of net profit is 10% per year.

- The ROACE target for Transport is 15%.

HEAVY LIFT

- SMIT focuses on larger projects around the world, from bases in Rotterdam and Singapore.

- No plans currently exist to renew the fleet, partly because of the high building costs involved. Proper maintenance of existing vessels is therefore even more important.

- The margins will have to improve, through such measures as cost controls and sound project management.

- Since this market is not expected to grow for the time being, SMIT will consolidate.

- The target for Heavy Lift is to realise a profit margin of 15%.

MARINE PROJECTS

- SMIT combines its know-how, expertise and assets by offering integrated service packages.

- From its Rotterdam base, SMIT focuses primarily on the global oil and gas markets.

- Proper project management and the highest standards of safety, health, environmental protection and quality are essential.

- The objective is to optimise the use of the resources available within the four Divisions.

SUBSEA

- Besides providing internal services, primarily to Terminals, Salvage and Transport & Heavy Lift (Marine Projects), Subsea targets the oil and gas markets.

- The highest standards of safety, health, environmental protection and quality are essential in subsea activities.



Multipurpose vessel "Smit Buffalo" operates for SMIT's Transport & Heavy Lift Division.

- Besides the regular spot market, longer-term operations are also specially selected.
- Investments are restricted to high-quality diving equipment.
- The growth target is a limited degree of organic growth without acquisitions.

CORPORATE SYNERGY BENEFITS

In addition to the specific synergies between the four Divisions, a number of corporate synergy benefits also exist:

NAUTICAL EXPERTISE

In the four Divisions, as well as at the various support departments, nautical expertise and experience are essential. Exchanging this expertise and experience between the Divisions strengthens the competitive position of the company as a whole.

LABOUR POOL

For the four Divisions, as well as for several support departments, SMIT is forced to rely on the same pool of employees with similar profiles. Exchanges between the Divisions contribute to the individual development of the employees involved.

TECHNOLOGICAL AND OPERATIONAL

SMIT uses its vessels as assets in all Divisions. The shared technical and operational features of the vessels mean that they are interchangeable to a significant extent.

SHE-Q

Nearly all Divisions are related, directly or indirectly, to the energy market. The requirements that the energy market sets in terms of safety, health, protection of the environment and quality (SHE-Q) are not only very high, but also uniform worldwide. SMIT's SHE-Q standards therefore apply to all Divisions.

CULTURE

The culture at maritime service providers such as SMIT is one of tackling problems, persistence and practical solutions. Long-term portfolio management is elementary to all Divisions. This specific culture applies not only to every Division, but also to the support departments.

CUSTOMERS/PARTNERS

We see the same groups of customers operating in virtually all our activities. Primarily, they are operators on the oil and gas market. We also work with the same partners in our various activities, often on a long-term basis.
The more specific synergy benefits between the Divisions are described as follows:

SYNERGY BENEFITS BETWEEN THE DIVISIONS


equipment, people
Harbour Towage
Terminals
Salvage
Transport & Heavy Lift
customers network
market customers standards
equipment, people

HARBOUR TOWAGE AND TERMINALS

The basic assets are identical: exchangeable harbour tugs. Under a terminal contract, existing harbour tugs can operate as "front runners" during the initial period of the contract, while the new vessels that the shipyard is to deliver for such a specific contract are still being built. Once the new vessels are operational, the existing harbour tugs can be returned to the pool of vessels in the various ports. Tugs released from terminal contracts that have come to an end are also returned to the pool of vessels in the various ports. The basic know-how and experience on board harbour tugs and terminal tugs is identical. Terminal contracts rely on the pool of employees from the Harbour Towage Division during the start-up and operational phases.

TERMINALS AND TRANSPORT & HEAVY LIFT

Both these Divisions work directly with customers in the energy market, many of them the same customers who work according to the same procedures and standards. The Terminals Division calls on the subsea services provided by the Transport & Heavy Lift Division.

The segment of larger work vessels within the Transport & Heavy Lift Division, which are deployed for long-term contracts, is identical in nature to the (offshore) terminal contracts. Operators of offshore terminals, such as FPSOs, are moving to deeper waters, where it is best to use larger support vessels. Those larger vessels correspond to the larger work vessels. There is a regular need/demand for combinations of smaller and larger vessels.

TRANSPORT & HEAVY LIFT AND SALVAGE

The Transport & Heavy Lift Division is the principal internal service provider of people and equipment for the Salvage Division, which does not have any assets of its own. In terms of safety, environmental and health standards, the salvage market is moving more and more in the direction of the offshore market on which the Transport & Heavy Lift Division already operates.


SMIT

SALVAGE AND HARBOUR TOWAGE

Both these Divisions have the various shipping companies as common customers. Therefore, their marketing and sales activities are often combined.
SMIT's various harbour towage operations around the world often provide assistance to and act as subcontractors for the Salvage Division.
SMIT also has potential partners for the Harbour Towage Division acquisition strategy among the smaller harbour towage companies that the Salvage Division uses as subcontractors.

SALVAGE AND TERMINALS

As with the Harbour Towage Division, the vessels of the various terminal operations around the world can be used as subcontractors during salvage operations.
Customers of SMIT Terminals in the energy sector are increasingly asking SMIT to set up and manage emergency response facilities for their offshore and onshore terminals. This creates a direct link with the Salvage Division in the event of major maritime disasters.

HARBOUR TOWAGE AND TRANSPORT & HEAVY LIFT

Established harbour towage operations often serve as a source of mostly commercial information for projects for the Transport & Heavy Lift Division, as well as providing operational support.

IMAGE/BRAND RECOGNITION

In addition to these specific and corporate synergy benefits between the various Divisions, the Salvage Division in particular provides the Group with a strong image and contributes to SMIT's brand recognition. Because of the high level of international brand recognition, SMIT is on the one hand often approached regarding projects and operations for all Divisions, while on the other, it is easier to make contacts through the extensive network. Moreover, this shows that SMIT's various related operations can be effectively represented at a strategic level within the customer's organisation (key account management).

IN BRIEF

Harbour Towage	**Organic growth** **Participating interests/acquisitions** **Growth: 50% in 5 years (reference year: 2007)** **ROACE: 15%**
Terminals	**Renewal/expansion of existing contracts** **Additional contracts** **Growth: 100% in 5 years (reference year: 2007)** **ROACE: 15%**
Salvage	**Retention of market share (25% to 35%)** **R&D/Innovation** **Retention of know-how** **Profit margin: 10% of net production**
Transport & Heavy Lift	**Transport:** **Fleet renewal** **Increase stability** **Autonomous growth: 10% per year** **ROACE: 15%** **Heavy Lift:** **Maintenance & repairs** **Consolidation market position** **Profit margin: 15%**

KEY DATA

Derived from the consolidated annual accounts (in EUR 1 million)

	2009	2008
Harbour Towage		
Revenue	**148.3**	179.2
Operating profit	**18.4**	33.2
Average capital employed	**247.7**	155.3
Amortization and depreciation	**29.4**	26.5
Return on average capital employed	**7.4** %	21.4 %
Terminals		
Revenue	**92.8**	66.0
Operating profit	**18.1**	10.9
Average capital employed	**125.8**	88.0
Amortization and depreciation	**12.8**	9.7
Return on average capital employed	**14.4** %	12.4 %
Salvage		
Revenue	**92.6**	109.2
Operating profit	**27.6**	16.7
Average capital employed	**95.5**	95.5
Amortization and depreciation	**3.6**	2.4
Net production margin	**42.0** %	23.6 %
Transport		
Revenue	**138.3**	192.6
Operating profit	**35.8**	39.6
Average capital employed	**174.3**	112.1
Amortization and depreciation	**23.0**	21.0
Return on average capital employed	**20.5** %	35.3 %
Heavy Lift		
Revenue	**112.6**	152.3
Operating profit	**11.1**	19.5
Average capital employed	**42.6**	16.8
Amortization and depreciation	**4.4**	2.3
Profit margin	**9.4** %	12.5 %
Result of associates and joint ventures		
Return on average capital employed	**24.5** %	28.5 %
Operating profit plus result from associates and joint ventures (EBIT)	**125.4**	137.9
Operating profit before amortization and depreciation plus result from associates and joint ventures (EBITDA)	**199.6**	201.0

	2009	2008
Revenue	**589.0**	704.8
Result		
Operating profit	**104.6**	112.5
Net profit	**102.4**	107.8
Dividend	**50.5**	53.4
Interest Coverage Ratio	**14.6**	13.3
Tangible fixed assets		
Investments in tangible fixed assets	**141.9**	177.3
Amortization and depreciation	**74.3**	63.1
Capital commitments at year end	**80.8**	103.9
Capital employed		
Long-term capital	**1,006.2**	948.3
Net equity	**644.1**	567.0
Guarantee capital	**645.0**	567.6
Ratios in %		
Equity: total capital	**54.2**	47.5
Fixed assets: long-term capital	**96.1**	91.4
Current assets: current liabilities	**121.4**	133.2
Net profit: equity	**15.9**	19.0
Return on average capital employed by the Group	**14.3**	20.2
Return on average capital employed Total	**15.4**	21.4
In EUR per share with a par value of EUR 2.30		
Equity	**35.07**	31.83
EBITDA	**10.87**	11.28
Net profit	**5.57**	6.11
Cash dividend	**2.75**	3.00
Price of stock as at balance sheet date	**60.25**	35.09
Outstanding shares as at balance sheet date	**18,366,591**	17,813,586
Employees		
Average number of employees	**3,618**	3,545
Total payroll	**167.0**	170.2

REVENUE PER DIVISION


Harbour Towage 25.4%
Transport & Heavy Lift 42.9%
Terminals 15.9%
Salvage 15.8%
2008
2009

SMIT

INTRODUCTION BY THE CHAIRMAN OF THE EXECUTIVE BOARD

To our shareholders, customers, employees, partners and other stakeholders:

Dear Reader,

The past year was once again turbulent.
Despite the recession and the merger developments, we nevertheless managed to record a good result. 2009 was a year in which we focused mainly on further expanding our organisation, cutting costs and generating work in a difficult market. In addition, we entered into negotiations with Boskalis once again in October, this time on an equal footing.
We had resisted the scenario proposed in the recent past because it would have involved large parts of SMIT being sold and the business being broken up, resulting in a loss of the current synergy between the Divisions and ultimately in the demise of SMIT as a maritime service provider.
The situation is very different now! We have clearly agreed and formally laid down with Boskalis that SMIT's four core activities will remain intact and will be given sufficient opportunities to grow and develop in the fashion achieved in recent years.
This will ensure the continued synergy between the Divisions. We have also agreed that SMIT's strong image, for example its name and logo, will be retained and that the head office will remain at Waalhaven in Rotterdam.

We announced these agreements, which are also referred to as "non-financials", together with Boskalis early in November. Approximately 44% of the shareholders, of whom around 26% were from Boskalis, had at that moment already stated their intention to support the merger between Boskalis and SMIT.
We have recently examined the valuation of SMIT in detail. Because of the speed of the process, when we announced the merger, we had not yet been able to form an opinion about the price of EUR 60 per share that had been offered. RBS helped us to examine the offer, partly in order to give the interests of our shareholders as much consideration as possible. Boskalis has also carried out due diligence since the announcement. Finally, we agreed that the current offer will be expanded by the addition of the projected interim dividend for the 2009 financial year, based on the usual distribution of approximately 50% of the net profit.
A great deal of work has been done since late October 2009 in terms of financial analyses, legal documents, communications with shareholders, as well as communications with such groups as employees, joint venture partners and other partners, customers and suppliers, both at home and abroad.
Last year, besides the impact of the planned merger with Boskalis, we were also faced with the implications of the current recession, which only revealed its full severity in the course of 2009. Effectively, the shipping sector is dealing with a double recession. On the one hand, there is the general global economic recession,



The Executive Board with Ben Vree (Chairman) – on the right - and Gert Bruinsma (Chief Financial Officer).

which is having a major impact on trade volumes, civil engineering projects and oil- and gas-related projects. On the other, there are the developments in the shipping industry, where there is now surplus capacity following the industry's successes of recent years, which led to many, mostly larger vessels being ordered on top of the large numbers of existing vessels and consequently also to the construction of new shipyards in the Far East in particular. The result was surplus capacity not only in terms of the number of vessels, but also in terms of load capacity. At the same time, the prices for new-build vessels have also risen substantially in recent years, as a result of which ship owners are facing higher costs.

The surplus capacity has led to many vessels being laid up and shipowners finding themselves in financial difficulties. The vessels that are operational generally sail at lower speeds to save on fuel in order to compensate for the low freight levels caused by the diminished load volumes.

Because of these diminished load volumes, especially in container shipping and dry bulk shipping, the number of shipping movements fell in the various ports where we operate harbour towage activities. Some locations have been hit harder than others, depending on the load mix and function served by the port in question. We have taken steps to limit the impact on a case-by-case basis. Besides general savings (particularly on indirect costs) at all locations, we have been forced to implement reorganisations and to reduce the number of vessels at several locations.

In some cases, we managed to convert these changes into new opportunities, for example by reallocating several vessels from ports such as Antwerp, Liverpool and Rotterdam to new locations. We transferred tugs to the Baltic region and to Taiwan to set up new activities in a joint venture. This allowed us, on the one hand, to reduce costs where necessary, and on the other to realise further strategic growth. This exchange was made possible by the previously adopted strategy of standardising our vessels.

We also expect that the process of consolidation on the towage market that is already in progress will accelerate during this recession because many smaller tug operators have purchased expensive new vessels in recent years while the supply of work has diminished. Considering our reputation, our healthy balance sheet and our credit facility, we are well positioned to absorb such businesses by adding them to the Group.

At present, the Terminals Division has not been affected by the recession because of the stable nature of the long-term contracts in this Division with the various oil and gas companies (gas: LNG). We have also seen that current tenders have proceeded normally, while the tenders and projects under development will also continue as usual. During the early part of last year, we therefore succeeded in substantially increasing the results for this Division, thanks to several new long-term contracts. The projects that will be carried out in the longer term may suffer delays owing to the current economic uncertainties. However, we do not expect this activity to be affected in the shorter term.

The market for the Salvage Division is by nature unpredictable. The number of shipping movements has indeed diminished, as stated above, which reduces the possibility of collisions. In addition, the vessels are sailing at "economy speed", which also helps reduce the possibility of collisions. We have also noted that the poor results are causing shipowners to save not only on fuel, but also on maintenance and repairs and, more importantly, on personnel.

This last factor in particular is important, since experience shows that almost 90% of all accidents at sea are caused by human actions. At the moment it is difficult to determine how these factors will develop in relation to one another. During the past year, the number of salvage cases was below average, though we more than managed to retain our market share. The settlement of the "Thunderhorse" during the first half of the year obviously contributed favourably to the result posted by this Division.

Despite the current recession, we are not diminishing our investments in Research, Innovation & Development for this Division in particular, in order to be able to assist the increasingly large and complex vessels in emergency situations.

Possibly the greatest impact of the recession was noticeable at the Transport & Heavy Lift Division during the course of the year. Despite the stability achieved in this Division through the longer-term contracts for the larger work vessels (AHTS), the influence of the recession is visible in the more cyclic spot activities. Initially the heavy lift activities in Europe were hit particularly hard, though later the worldwide spot-related transport and subsea activities were also affected.

In general terms, clients are less willing to enter into obligations as far in advance, are postponing projects and want flexibility in their contracts. As a result, this Division's future is less clear.

The spot-related Transport activities, in particular, as well as Heavy Lift's floating sheerlegs have seen large numbers of projects being postponed. The spot-related subsea activities also show a reduction in the supply of work. During this period of low supplies of work for our sheerlegs, "Taklift 4" underwent large-scale maintenance in a lifetime extension and upgrade programme.

The recession is not over yet, and experience has taught us that the shipping sector generally lags behind in relation to economic developments. We should therefore expect this situation to continue in the coming year. However, the strategy that we implemented previously, which is based primarily on a strong focus on the four core activities and on creating stability, bore fruit once again last year, allowing us to record a profit to be proud of.

SMIT has continued to invest in the quality of the organisation, for example in new management potential, SHE-Q and a new ERP system.

SMIT is therefore still on course, despite the focus required on the uncertainties surrounding the planned merger with Boskalis and despite the global economic recession combined with the present overcapacity in the shipping sector.

This is expected to be the final annual report published by an independent SMIT, and therefore also the final "Introduction by the Chairman".

After almost 170 years, SMIT will become part of a globally operating Dutch maritime service provider.

We have had an eventful history, with great successes in recent years in particular. It is a history to be proud of, because SMIT has an excellent reputation on the international stage! We are not closing the book on that history, however, because we will now enter into a new phase together with Boskalis - a phase of further growth and development.

I would like to express my gratitude and that of all SMIT employees to our clients for their loyal support and faith in our organisa-

tion. I am proud of the strong relationships with our joint venture partners, who have stood by us despite the many uncertainties of recent years.
Our employees and the Central and local Works Councils also deserve a great compliment for their unflagging constructive efforts, loyalty and faith.
I am grateful to our shareholders and suppliers for their confidence in SMIT.
We look forward with confidence to the next phase in SMIT's story, which is certain to present many challenges and uncertainties, as well as many opportunities. We hope that we may continue to count on your support and faith!

Ben Vree
Chairman of the Executive Board

IN BRIEF

Harbour Towage
Negative impact recession
Reallocation of tugs
Growth in Brazil, Baltic States and Taiwan
ROACE: 7.4%

Terminals
Start-up new contracts
ROACE: 14.4%

Salvage
Moderate amount of work
Result above historical average
Settlement of "Thunderhorse"
Profit margin compared with net production: 42.0%

Transport & Heavy Lift
Transport:
Negative impact recession on spot activities
Fleet renewal
ROACE: 20.5%
Heavy Lift:
Negative impact recession
Maintenance/life-time extentsion "Taklift 4"
Profit margin: 9.4%



2810 ASD harbour tug "Smit Schelde" is part of the SMIT Harbour towage fleet in the port of Rotterdam.

REPORT OF THE SUPERVISORY BOARD TO THE SHAREHOLDERS

We hereby present you with the annual accounts and Annual Report published by the SMIT Executive Board for the 2009 financial year, as compiled by the Executive Board and approved and co-signed by the Supervisory Board.

ADOPTION OF THE ANNUAL ACCOUNTS AND PROFIT APPROPRIATION

The Supervisory Board has taken note of the report issued by KPMG Accountants N.V. concerning the results of the audit of the annual accounts, and the Supervisory Board approves the annual accounts as compiled by the Executive Board. We recommend that you adopt these annual accounts as prepared by the Executive Board, and also recommend that the profit appropriation be approved in accordance with the Executive Board's proposal. This proposal by the Executive Board corresponds to SMIT's standard policy for reserves and dividends. We also ask that you discharge the director under the Articles of Association for his management and discharge the Supervisory Board for their supervision thereof.

FINANCIAL RESULTS AND STRATEGY

In 2009, SMIT's result fell by 5% compared with 2008, as a result of the influence of the economic crisis. The financial ratios remained solid, however. The company's solvency remained at a high level, despite the large investment in new-build vessels. The Supervisory Board is convinced that the strategy adopted and the mutual synergies generated by the activities form a solid foundation for the future in the medium and long term.

COMPOSITION OF THE SUPERVISORY BOARD AND ITS COMMITTEES

At the General Meeting of Shareholders held on 6 May 2009, Mr H.J. Hazewinkel was appointed to the Supervisory Board for a four-year term. At the same meeting, Mr F.E.L. Dorhout Mees was reappointed for four years. During the course of 2009, Mr H.J. Hazewinkel was appointed Chairman of the Supervisory Board, and Mr F.E.L. Dorhout Mees was appointed Vice Chairman. Mr H.C.P. Noten's term of office will end on 12 May 2010.
Mr H.J. Hazewinkel's appointment brings the number of members of the Supervisory Board to five. In accordance with the Dutch Corporate Governance Code, this addition also resulted in the formation of two committees: the Audit Committee and a combined Remuneration and Selections & Appointments Committee. The Audit Committee is made up of Mr R.R. Hendriks (Chairman) and Mr H.C.P. Noten. The combined Remuneration and Selections & Appointments Committee consists of Mr F.E.L. Dorhout Mees (Chairman), Mr W. Cordia and Mr H.J. Hazewinkel. Both committees met once during the year under review.
Mr W. Cordia stepped down as a member of the Supervisory Board on 26 January 2010. He approved the non-financial agreements reached in connection with Boskalis' bid for the SMIT shares, but did not approve the amount of the bid, i.e. EUR 60 plus dividend. The Supervisory Board regrets Mr Cordia's departure, and wishes to thank him for his efforts.
All members of the Supervisory Board are independent from SMIT as referred to in best practice provision III.2 in the Dutch Corporate Governance Code.

ACTIVITIES OF THE SUPERVISORY BOARD

CONSULTATION WITH THE EXECUTIVE BOARD

The Supervisory Board is aware of the fact that the tasks of supervising and advising the Executive Board are becoming increasingly important and the Supervisory and Executive Boards are in contact more frequently. In the year under review, the Supervisory Board had six regular meetings with the Executive Board. In all of the meetings, the general state of affairs at SMIT and its associated companies was discussed and, where prescribed by the Articles of Association, proposals by the Executive Board were submitted to the Supervisory Board for approval. The company's strategy and risk control were addressed extensively on a regular basis. SMIT's safety and quality policies were also discussed frequently.
Individual members of the Supervisory and Executive Boards regularly consulted outside meetings, with the Chairman of the Supervisory Board in particular communicating extensively with the Chief Executive Officer and the Chief Financial Officer.
The external auditor was present during the Board's discussion of SMIT's half-year and annual figures. During the meeting in December 2009, the Supervisory Board discussed the 2010 budget plan at length with the Executive Board and approved the plan. The external auditor reported about its independence in respect of SMIT. The issues addressed in the resulting discussion included the external auditor's fees for the audit, activities relating to the audit and other activities. The external auditor confirmed that it is independent from SMIT. These arrangements are as required by the prevailing professional regulations and code of conduct.

AUDIT COMMITTEE

In view of the current size of the Supervisory Board, and pursuant to the Corporate Governance Code, an Audit Committee was formed in 2009, consisting of Mr R.R. Hendriks (Chairman) and Mr H.C.P. Noten following the appointment of the Supervisory Board's fifth member at the General Meeting of Shareholders in May. During the year under review, the Audit Committee met once in the presence of the auditor and the CFO. At that meeting, SMIT's Q3 results were discussed.

COMBINED REMUNERATION, SELECTIONS & APPOINTMENTS COMMITTEE

In view of the current size of the Supervisory Board, and pursuant to the Corporate Governance Code, a combined Remuneration and Selections & Appointments Committee was formed in 2009, consisting of Mr F.E.L. Dorhout Mees (Chairman), Mr H.J. Hazewinkel


SMIT



The Supervisory Board, from left to right: H.C.P. Noten, H.J. Hazewinkel, R.R. Hendriks and F.E.L. Dorhout Mees.

and Mr W. Cordia following the appointment of the fifth member of the Supervisory Board at the General Meeting of Shareholders in May. The combined committee met once during the year under review. At that meeting, the composition of the Executive Board and the remuneration policy were discussed.

MEETINGS WITH THE CENTRAL WORKS COUNCIL

Supervisory Board members Mr F.E.L. Dorhout Mees, Mr H.J. Hazewinkel and Mr H.C.P. Noten attended SMIT Central Works Council consultation meetings. During the process of the merger with Boskalis, the Supervisory Board regularly consulted with the Central Works Council.

PROPOSED BID BY BOSKALIS

Five further meetings were held in connection with the proposed merger with Boskalis, during which the Supervisory Board took careful note of the developments in that process. This process also included consultations that were attended by the Chairmen of the Supervisory Boards of both SMIT and Boskalis, as well as the CEOs of SMIT and Boskalis. The Supervisory Board focused a great deal of attention on the "Position Statement" which sets out the considerations put forward by the Supervisory Board and the Executive Board in connection with Boskalis' proposed bid. During this process, the Supervisory Board regularly asked for advice from RBS, the adviser appointed by SMIT. This position statement was published in late February 2010.

EVALUATION OF PERFORMANCE

The Supervisory Board also discussed its own performance and that of its individual members, at a number of meetings when the Executive Board was not present. The evaluation included the members' specific expertise and independence, their regular attendance at meetings, their availability for additional consultation outside meetings, their mutual cooperation and the other requirements laid down in the preferred profile for the Supervisory Board. The outcome of the evaluation was favourable. The Supervisory Board also addressed the performance of the Executive Board during meetings at which the Executive Board was not present. That evaluation was based on such factors as the Executive Board's performance within the organisation and how the business was performing. The outcome of the evaluation was favourable.

REGULATIONS

During its meetings in 2009, the Supervisory Board revised its own regulations and adopted the regulations governing the Audit Committee and the combined Remuneration and Selections & Appointments Committee. The revised regulations have been published on SMIT's website.

REMUNERATION POLICY

For the general outline of the remuneration policy for the Supervisory Board and the Director under the Articles of Association, please refer to the chapter on Corporate Governance, on page 34 and to the annual accounts on page 62.

CONCLUSION

The Supervisory Board wishes to express its gratitude to the Executive Board, the Works Councils and all employees, both in the Netherlands and abroad, in the fleet and on shore, for their efforts on behalf of SMIT during the past year.

Rotterdam, 8 March 2010

On behalf of the Supervisory Board,

Herman J. Hazewinkel
Chairman

BIOGRAPHICAL DETAILS OF THE SUPERVISORY BOARD

MR H.J. HAZEWINKEL (60, DUTCH NATIONALITY, CHAIRMAN)

Appointed in 2009. Scheduled to resign in 2013. Chairman of the Supervisory Board of TKH Group N.V., Chairman of the Supervisory Board of North Sea Petroleum Holding B.V., Interim Chairman of the Supervisory Board of Reggefiber B.V., member of the Supervisory Board of Zeeman Groep B.V., member of the Supervisory Board of the Reggeborgh Group, member of the Supervisory Board of Schiphol Group N.V. and member of the Board of Directors of Stichting ING Aandelen. Until 31 December 2008: Chairman of the Executive Board of Volker Wessels. Mr Hazewinkel has no shares, convertible bonds, publicly tradable options held in SMIT or options granted by SMIT.

MR F.E.L. DORHOUT MEES (70, DUTCH NATIONALITY, VICE CHAIRMAN)

Appointed in 2005 and reappointed in 2009. Scheduled to resign in 2013. Previously member of the Executive Board of Hudig-Langeveld Groep B.V. (now Aon) (1975-1987), Managing Director and member of the European Board of Marsh & McLennan Inc. and member of Marsh & McLennan's Global Marine Energy Committee (1987-1997), member of the Supervisory Board (delegate member) of Sedgwick Nederland B.V. (1997-1999) and Veterfina B.V. Mr F.E.L. Dorhout Mees does not hold any shares, convertible bonds, publicly traded options held in SMIT or options granted by SMIT.

MR R.R. HENDRIKS (55, DUTCH NATIONALITY)

Appointed in 2004 and reappointed in 2008. Scheduled to resign in 2012. Chief Financial Officer of Fluvia Holding B.V., member of the Supervisory Board of Van Leeuwen Buizen, member of the Supervisory Board of Nile Dutch Shipping and Chairman of the Supervisory Board of the Flinter group. Formerly Chief Executive Officer of Aon (Europe/Middle-East/Africa), former member of the Executive Board and Chief Financial Officer van CSM N.V. Before that, Vice Chairman of Vopak N.V. Mr R.R. Hendriks has no shares, convertible bonds, publicly tradable options held in SMIT or options granted by SMIT.

MR H.C.P. NOTEN (52, DUTCH NATIONALITY)

Appointed in 2004 and reappointed in 2006. Scheduled to resign in 2010. Chairman of the PvdA parliamentary party in the Upper House of the States General. Chairman of the Supervisory Board of Mn Services, Chairman of the Supervisory Board of Royal Wegener until 1 June 2008, CEO of Actiz and member of the Supervisory Board of RSDB. Formerly a member of the Board of Directors of the Netherlands Railways (responsible for human resources policy, 2001-2004). Mr H.C.P. Noten enjoys the special confidence of the Central Works Council. Mr H.C.P. Noten has no shares, convertible bonds, publicly tradable options held in SMIT or options granted by SMIT.

BIOGRAPHICAL DETAILS OF THE EXECUTIVE BOARD

B. VREE, CHIEF EXECUTIVE OFFICER (56, DUTCH NATIONALITY)

Appointed Chairman of the Executive Board in May 2002. Member of the Executive Board of SMIT since 2000. Started working for Van Ommeren in 1993, subsequently moving to Vopak in Singapore, where he held various positions. Was Regional Director for Van Ommeren Asia B.V. and later President of Vopak Logistics Asia Pte. Ltd. Director of Singapore International Chamber of Commerce between 1997 and 2000. Commercial Director of Chemicals Matex Nederland B.V. (Van Ommeren B.V.) from 1989 to 1993. Prior to 1989, Mr Vree held various positions at the Port of Rotterdam.

Further activities:

- Honorary Consul General of Sweden.
- Member of the Supervisory Board of Caldic B.V.
- Member of the Advisory Board of the Seafox Group.
- Member of the Supervisory Board of Stichting Syntens.
- Chairman of De Club Rotterdam.
- Member of the Board of Directors of Kunsthal Rotterdam.
- Chairman of Stichting Vrienden van het Havenziekenhuis.

G.L. BRUINSMA, CHIEF FINANCIAL OFFICER (42, DUTCH NATIONALITY)

Chief Financial Officer and member of the Executive Board since 1 August 2008. Employed by SMIT since 1 August 2000, first as Senior Controller and later as Group Controller. Mr Bruinsma previously worked as a certified accountant at KPMG.

Further activities:

- Chairman of the SMIT Pension Fund Foundation.



REPORT OF THE EXECUTIVE BOARD

GENERAL

As usual, we did not announce any profit forecast for 2009 when we published the 2008 annual figures. At the time of the publication of the half-yearly figures in August 2009, we announced that we expected the results for the second half of 2009 to be in line with those for the first six months of the year, not including the income arising from the settlement of the "Thunderhorse", and based on a historic average of EUR 18.7 million for the Salvage Division.

In November, in our trade update for the third quarter, we announced that SMIT had recorded a net profit of EUR 75.1 million during the period up to and including 30 September 2009.
The initial forecasts were based on the course of business at the four Divisions, which despite the recession was still reasonable.
The results of the Harbour Towage Division were hit by diminishing volumes caused by the recession.
The Terminals Division performed extremely well, in part thanks to the recently started contracts in Pakistan, Gabon, the Bahamas, Indonesia and Kuwait. The new contract for Adriatic LNG in Italy also started during 2009.
The results of the Salvage Division remain unpredictable; the projections are therefore based on a historical average over the past



3213 ASD tug "Smit Panther" demonstrates her fifi-units during trials.

five years. Despite the fact that the activities in the salvage market remained below the historical average, the Division nevertheless managed to record a good result in 2009, thanks to settlements from the past, including the "Thunderhorse".
The activities of the Transport & Heavy Lift Division diminished during the second half of the year, especially the more cyclic activities. "Taklift 4" was not operational for some time, when the opportunity presented by this quieter period was taken to give it a lifetime extension and upgrade. Several long-term contracts for Transport were renewed in 2009, and contributed favourably to the stable component in the result.

The associated companies performed well, particularly the heavy lift activities of Asian Lift in Singapore and the harbour towage activities in Brazil and Singapore.
The tax charge for 2009 was lower because losses were offset from former activities in the United Kingdom.
All of this resulted in a net profit of EUR 102.4 million for the year under review. In short, SMIT's performances in 2009 were still at a historically high level, despite the recession.
The phased fleet renewal programme started previously was continued during the year under review, with 34 vessels being completed. Owing to the rapid increase in construction costs for

new vessels at the time, we have barely commissioned any new vessels since mid-2008, except where they were linked to long-term contracts.
SMIT will continue with its policy of focused and responsible growth based on the realisation of increased profits, both organic and based on specific acquisitions.

HARBOUR TOWAGE

RESULTS

The operating result of the Harbour Towage Division was EUR 18.4 million, as compared with EUR 33.2 million in 2008. At 7.4% (2008: 21.4%), the return on average capital employed (ROACE) fell below the 15% return target as a result of the recession and the extensive investment programme.

DETAILS

Some of the ports where SMIT operates were hit harder by the recession than others. We adjusted our fleet accordingly in those ports. We were able to deploy the vessels released as a result in new SMIT locations, such as Taiwan and the Baltic States, thanks to the standardisation measures introduced previously.
The harbour towage activities in Antwerp, Rotterdam and West Canada were hit hardest by the recession. Nevertheless, the return from those activities was still reasonable, thanks to incidental projects.
In Brazil, the final six vessels from the total programme of eighteen became operational during 2009 in five different ports.
In Taiwan, a total of five tugs became operational in the Port of Taipei in 2009.
In 2009, a 50/50 joint venture with Towmar for harbour towage activities in the ports of Klaipeida, Ventspils, Liepaja and Riga became operational, involving a total of eight tugs.
The takeover of the "Minette Bay Ship Docking" company of Prince Rupert, Canada, was successfully completed towards the end of 2009. The activities will be integrated into SMIT Harbour Towage Canada's activities in that region.
SMIT targets stable growth. For the Harbour Towage Division, this means focusing on acquisitions in strategic locations and organic growth in new locations. SMIT expects that the current recession will reinforce the consolidation process that has already begun in the harbour towage market. This will present SMIT with some good growth opportunities for the longer term.
Late in 2009, an exclusive harbour towage licence for a five-year period was won in the Australian port of Gladstone. A total of six tugs will be deployed for the contract, which will start in early 2011.

TERMINALS

RESULTS

The operating result of the Terminals Division was EUR 18.1 million, as compared with EUR 10.9 million in 2008. The return on average capital employed (ROACE) was 14.4% (2008: 12.4%), which is below SMIT's long-term target of 15%.

DETAILS

Compared with 2008, the operating result improved significantly as a result of the commencement of new contracts. The contracts in Pakistan, Gabon and Kuwait that started in 2008 contributed to the result for the whole year in 2009. In Indonesia, the frontrunner contract in Tangguh posted a good result. The Adriatic LNG contract in Italy became operational, and the Terminals Division



SMIT's harbour tugs assist maintenance platform "CSOL Rival" in the Europoort, Rotterdam.

expanded its existing long-term contract in the Bahamas by one tug. In addition, the bunker barge project that started there in 2008 contributed to the result for the whole year. Existing contracts in Nigeria and Russia will be terminated during the course of 2010.

SALVAGE

RESULTS

The operating result was EUR 27.6 million, as compared to EUR 16.7 million in 2008. This year the result is above the historical average of EUR 19 million per year, in part as a result of income from salvage operations from prior years, including the "Thunderhorse" settlement. The return on average capital employed (ROACE), which SMIT uses as its standard for measuring performances, is not relevant at SMIT Salvage because this Division does not have any vessels. The standard used instead for this Division is a net profit margin of 10% of net production, which was met amply in 2009.

DETAILS

The supply of work during 2009 dropped compared to 2008. The most striking projects this year were the removal of the wreckage of the "NDT" platform near Dubai and the raising of the wreck of the "Divi Divi" airplane near Bonaire. The Division also had a large number of Lloyd's Open Form (LOF) contracts, including the "Vincenzo Florio" in Italy, the "Full City" in Norway, the "Marko Polo" in Croatia, the "Seli I" in South Africa and the "Xin Dong Guan III" in Singapore. The financial settlement of the "Thunderhorse", a project in the Gulf of Mexico, took place in 2009. Despite the recession, the investment programme for this Division in the Innovation & Business Development department continued unchanged.

TRANSPORT & HEAVY LIFT

RESULTS

The operating result of the Transport & Heavy Lift Division was EUR 46.9 million (2008: EUR 59.1 million). The return on average capital employed (ROACE) was 20.5% (2008: 35.3%) for the transport activities, while the profit margin for heavy lift was 9.4% (2008: 12.5%).

DETAILS

Transport continued to have a solid utilisation rate during the first half of the year, with profitable contracts for both the long and the short term. However, the recession caused the activities in the spot market to decline during the second half of the year. Two smaller work vessels and two large transport barges were completed in 2009.
Several long-term contracts were renewed once more in 2009. If the market permits, the possibilities will be explored as regards further expanding the fleet.
Two larger work vessels will become operational for our Egyptian joint venture Ocean Marine Egypt (OME) during 2010.
The supply of work for the Heavy Lift part of the Division in Europe fell during the last six months of the year. The opportunity presented by this quiet period was used to carry out maintenance to



the equipment and subject "Taklift 4" to a lifetime extension and upgrade. The Asian Lift joint venture in Singapore achieved a lower utilisation level for 2009.
In 2009, Marine Projects, using jack-up barge "Lisa A", successfully completed the installation of turbines in wind farms in the Irish Sea. The "Lisa A" was returned to its owner at the end of the project. In Angola, the contract for transporting aggregate for the construction of an LNG terminal is expected to be successfully completed early in 2010.
The utilisation level for the subsea activities was reasonable in 2009.

SMIT

OVERVIEW OF THE MOST IMPORTANT NON-CONSOLIDATED ASSOCIATED COMPANIES

HARBOUR TOWAGE

KEPPEL SMIT TOWAGE (KST)

This joint venture with Keppel provides harbour towage services in the Singapore region, and in 2009 achieved an excellent result. Compared with the other major ports where SMIT operates, this region suffered less from the recession in the segment in which the joint venture is active. An investment programme has been set up for the next few years, partly to renew the fleet, and partly to expand the fleet for the activities in Singapore and Malaysia in particular. Tugs are regularly supplied via this joint venture for initiating new activities in SMIT Group companies.

SMIT REBRAS

The final tugs in the new-build programme of eighteen in total were completed during the year under review. By the end of 2009, the joint venture was operating 21 tugs, with activities in five different ports in Brazil. A small portion of the fleet is used for long-term contracts. The expansion of the fleet and the increased market share in 2009 allowed for better results than during the previous financial year.

TOWMAR SMIT BALTIC

The joint venture Towmar SMIT Baltic was formed in 2009. The results were presented in the annual accounts from May 2009 onward. The joint venture provides harbour towage services in Baltic ports such as Klaipeda and Ventspils. Despite the significant impact of the recession in the Baltic States, the joint venture nevertheless recorded a profit during the year under review.

TERMINALS

ADRIATIC TOWAGE

This joint venture comprising Società Rimorchiatori Riuniti Panfido & C. Srl and SMIT was formed for the purpose of providing towage assistance at a storage and regasification complex (LNG terminal) in Porto Levante (Venice, Italy). The LNG terminal became operational during the third quarter of 2009, when the assistance services commenced with four tugs. The joint venture immediately started to contribute to the Group's profit during its first year of operation.

TRANSPORT & HEAVY LIFT

ASIAN LIFT

This associated company – a joint venture with Keppel Fels Singapore – operates floating sheerlegs in the Singapore region. The company posted a good result, though at a level that remained below the exceptionally high profit for 2008.

HIGH LATITUDE SHIPPING

This joint venture with Femco, our Russian partner, operates an anchor-handling tug icebreaker. The utilisation level was high in 2009, allowing the joint venture to achieve an excellent result.

OCTOMAR, SERVICOS MARITIMOS

This joint venture in Angola with local company Marsub LDA provides both terminal services and subsea activities. The results for 2009 came under pressure from a drop in the order book, and as a consequence the overall result was modest.

OCEAN MARINE EGYPT

This joint venture with the Shilbaya Group operates seven work vessels in the Egyptian oil industry. Two work vessels are under construction and will be completed in 2010. The continued high utilisation rate of the fleet allowed the joint venture to achieve a good result.

INVESTMENTS AND FINANCING

PUT INTO OPERATION

100% SMIT-owned Group companies

	2006	2007	2008	**2009**
Tugs	8	7	14	14
Multipurpose vessels	7	1	4	1
Others	1	2	10	2

Non-consolidated Associated Companies

	2006	2007	2008	**2009**
Tugs	4	9	14	17

ON ORDER AND SCHEDULED DELIVERY

100% SMIT-owned Group companies

	2010	2011
Tugs	11	1
Multipurpose vessels	4	-
Others	-	-

Non-consolidated Associated Companies

	2010	2011
Tugs	8	6
Multipurpose vessels	2	-

As is shown by these overviews, a total of 34 vessels were delivered during the year under review, of which 17 vessels were delivered to wholly-owned operating companies and 17 vessels to non-consolidated associated companies. This means that the number of vessels completed during 2009 was fewer than when the investment programme reached a peak in 2008. Most of the completed vessels have been deployed for the Harbour Towage and Terminals Divisions and the transport activities. These investments include both expansions and replacements.

The SMIT Rebras joint venture in Brazil has now put all 18 tugs from the new-build programme into operation. At year-end 2009, the tugs were operating in five ports in Brazil.

A total of 32 vessels were on order at the end of the year under review for delivery during the 2010-2011 period. Of that total, 16 vessels are earmarked for Group companies; 16 vessels will be deployed at associated companies. Most of the vessels ordered by the wholly-owned SMIT companies are intended for a combination of fleet renewal and expansion in the Harbour Towage, Terminals and Transport & Heavy Lift Divisions.

In order to finance the investment programme, the Senior Multicurrency Revolving Credit Facility obtained through a banking syndicate was extended to EUR 400 million in 2008. That credit facility has a term that runs until 30 November 2012 and it will be repaid in a lump sum upon maturity. In addition, the company also uses a number of smaller arrangements from previous years.

The investment obligations for associated companies primarily concern KST (Singapore) and OME (Egypt). The joint ventures usually arrange their own external financing, but SMIT issued a Joint & Several Liability Statement, together with its fellow shareholder in SMIT Rebras, for the USD 70 million loan provided by BNDES and Caterpillar Financial for the investment in 18 tugs in Brazil.

CORPORATE SUPPORT

SAFETY, HEALTH, ENVIRONMENT AND QUALITY (SHE-Q)

Caring for safety, health, the environment and quality is an integral part of SMIT's business code.
SMIT has once again toughened up its policy in this area. The SHE-Q Manager reports directly to the Chairman of the Executive Board on a regular basis. In addition, the Supervisory Board receives information on this subject at its meetings. The topic is also high on the agenda at many other consultation meetings, such as the Central Works Council meetings and the annual Corporate Meeting for all global managers, and performance in this area constitutes an integral element of the senior managers' bonus system.
A specialist environmental expert has been hired to add the details and organise implementation of policy on the Environment. An "awareness" campaign has been launched, and a large number of initiatives have been introduced in this area.
The systems and procedures are working satisfactorily. The results show that the number and gravity of the incidents are diminishing steadily. The issue of Safety demands continuous attention, as well as fine-tuning procedures and improving working methods and the resources required. Creating a culture of safe behaviour in all regions and at all levels within the organisation is also a task that requires work.
Regrettably, piracy is still an ongoing issue. In high-risk areas, such as in the Gulf of Aden and Nigeria, SMIT has introduced special measures to protect its people and its equipment, including changing procedures and reports. Additional and special protective and communication equipment has also been supplied, while occasionally our vessels are protected by external security agencies.

SMIT'S SHE-Q POLICY

All SMIT employees are required to take their individual responsibilities seriously and to help ensure safe working methods, healthy working conditions, environmental awareness and high-quality services for our customers.

SMIT'S SHE-Q policy comprises:

- Compliance with all relevant legislation and regulations.
- Prevention of accidents, incidents, damage, injury and situations that could endanger employees' health, together with a sustained effort to reduce the number of cases of injury to zero.
- Continual worldwide vessel inspection systems.
- Setting challenging targets with the aim of encouraging and guaranteeing continued improvement.


SMIT

- Training courses and programmes that encourage our employees to work together responsibly.
- Providing resources that enable our employees to carry out their work in a healthy, safe and environmentally friendly way.
- Continuous improvement of the quality of our products, services and processes in order to fulfil the client's expectations and in many cases even to exceed them.
- Regular inspections and investigations into the causes of incidents and accidents in order to allow SMIT to take corrective measures. The particular emphasis in this regard is on continued improvement and updating of our procedures.

EMPLOYEES AND EMPLOYEE POLICY

GENERAL

SMIT has a workforce of 3,518 permanent employees around the world (2008: 3,719). The permanent workforce in the Netherlands totals 681 people (2008: 684), of whom 373 (2008: 381) are involved only in operating activities, i.e. they are direct staff: crew members, divers, riggers and salvage workers. Globally, the ratio of office staff to direct staff is approximately 1:5. The ratio of employees in the Netherlands to employees abroad demonstrates that SMIT's non-Dutch activities are becoming increasingly important. SMIT's employee policy is geared to retaining know-how and experience with regard to operational and technical skills. For example, the organisation has invested in its own bridge simulator, while bridge simulators belonging to third parties are also used extensively. There is also a substantial focus on the evaluation and coaching of employees, particularly in relation to safety and quality. SMIT aims to increase employee involvement and commitment and to ensure that employees are fully aware of their career options within the Group. A number of measures have therefore been taken to provide internal coordination, coaching and training. SMIT has developed a "Tugmaster" training programme to train crew members to become tug captains. There is a special focus on management development, leadership development and recruitment of new talent. One of the aims is to fill future vacancies from SMIT's existing workforce. Intensive training programmes are therefore organised for any office staff worldwide who show growth potential. Another important factor in SMIT's human resources policy is that SMIT is an internationally oriented company and consequently needs people who can be deployed worldwide.

KNOW-HOW AND EXPERIENCE

The global geographical spread of the Group and the relatively high average age of its employees means that it is important to share and retain as much existing know-how and experience as possible. Various types of procedures have been formulated and implemented to this end. SMIT has set up an active recruitment policy both to help absorb staff turnover and to promote expansion. SMIT has also prepared a training system, using know-how and experience already available within the organisation wherever possible.
SMIT is investing with a view to securing know-how and experience and making it available to the entire organisation. Development of IT and other systems and databases has priority in this respect. For example, more foreign sites were added to the Wide Area Network in 2009, and a large-scale ERP implementation project was completed in the Netherlands that will be used as the basis for the roll-out to foreign locations. These resources are a tool to help information exchange and process standardisation.

COMMERCIAL STRENGTH

One of the key elements of SMIT's strategy is to continually improve the organisation's commercial strength. One way in which SMIT hopes to achieve this goal is to organise special training courses and educational programmes. A development and career plan has also been established to ensure that all future managers have ample commercial experience in addition to the necessary nautical and operational know-how. New employees with commercial experience are also being hired to reinforce the existing organisation. Besides experience and know-how, the selection and promotion criteria have been expanded to include minimum requirements as regards the professional skills and competencies of the people involved. The principal focus is on responsibility for results.

PROJECT MANAGEMENT

Proper performance of projects has a major impact on SMIT's organisation and results. It is therefore vital to handle projects professionally from the start. Operational, financial, legal and other risks must be minimised. That is why a separate financial controller has been included in the project teams for major projects. Employees who are involved in projects receive training in Prince 2 project management methods. As a result of these factors, responsibilities are now clearly defined and our employees can be held accountable for the agreed results. This also ensures the quality of our services.

ENGINEERING AND RESEARCH & DEVELOPMENT

The Engineering department carries out most of its work for the Salvage Division and the Transport & Heavy Lift Division (mainly the heavy lift activities and the activities relating to maritime projects). This is why the level of know-how and the experience of the employees are focused on these areas. In cases where the demand for engineering work exceeds the capacity, especially in terms of quantity, the work is contracted out to third parties. The Engineering department is also closely involved in placing orders for new equipment and in supervising the execution of those orders. In view of the still active vessel construction programme, this is one of the department's most important duties.
Activities relating to research, development and innovation are developed with a view to achieving direct results. Any research needed in other fields is outsourced to third parties or to suppliers. The main focus of the research, development and innovation activities is on the Salvage Division. Environmental protection issues and the development of new technologies receive particular attention. However, a great deal of attention is also devoted to developing new techniques for properly assisting increasingly large and complex vessels in emergency situations. Developing and designing safe and environmentally-friendly vessels and equipment is also a key consideration. In 2009, SMIT won the KVNR innovation prize for its "E3-Tug Project", which involved designing an environmentally friendly, efficient and economically viable har-

bour tug. This is an example of a project carried out using a supply chain approach, i.e. through working together with suppliers and knowledge institutes.

PENSIONS

Various pension schemes are in place for employees, both nationally and internationally. The Dutch seagoing employees are insured with the "Bedrijfspensioenfonds voor de Rijn- en Binnenvaart" pension fund or the "Bedrijfspensioenfonds voor de Koopvaardij" pension fund. The premiums for 2009 were 27% (2008: 25.1%) and 34% (2008: 34%), respectively, of the employee's pensionable salary. The pension scheme for the Dutch office employees has been insured by Stichting Pensioenfonds SMIT. The premium for 2009 was 27% (2008: 25.7%) of the employee's pensionable salary. The investment strategy of the pension fund is to invest 75% of its capital in fixed-interest securities and 25% in shares. In 2004, the fund adopted a conditionally index-linked career-average scheme. This conditional index-linking also applies to pensions that have already commenced.

Owing to the dramatic fall of the stock exchanges and the drop in notional and actual interest rates, the coverage ratio of "Stichting Pensioenfonds SMIT" fell below the required minimum of 105% during the course of 2008, based on the calculation system used by the Dutch Central Bank (De Nederlandsche Bank). As a result, the board of the pension fund drew up a recovery plan. The coverage ratio clearly improved during 2009, as a result of a positive investment result caused by the recovery of the stock exchanges. However, the requisite minimum level of 105% had not yet been reached by the end of 2009.

INFORMATION SYSTEMS

A decision was made in 2008 to purchase a new ERP system (IFS) to replace the current, out-of-date financial information system. The object is to improve the quality of the provision of information and to increase the efficiency of the financial processes in particular. Another target is to achieve further standardisation of information systems within the Group. Various working groups, working together with external consultants, detailed and tested the different parts of the ERP system during 2009. As a result, the new ERP system was implemented at the Dutch operating companies on 1 January 2010. The further roll-out of the system to the non-Dutch operating companies will take place in phases.

ENGINEERING

SMIT Engineering's newbuilding department is currently involved with a programme to build more than 30 vessels. As projects are being carried out in an increasing number of geographic locations worldwide, and since the average vessel is increasingly complex, the newbuilding department has been reinforced at several locations around the world. These newbuilding projects are controlled primarily from the offices in Rotterdam and Singapore.

CORPORATE SOCIAL RESPONSIBILITY

SMIT actively targets a stable and phased growth of its activities. Stable growth can only be achieved by building up lasting relationships with customers and suppliers, and by offering reliable services while respecting the environment in which we operate. Handling people, resources and the environment with care is the basic principle underlying SMIT's Corporate Social Responsibility policy. This basic principle is easy to transpose to the OECD Guideline for Corporate Social Responsibility for Multinational Enterprises. That Guideline seamlessly fits the vision of SMIT's management in terms of the policies pursued by the company, while also supporting the course pursued for "people, planet and profit". As regards our societal role, SMIT chooses to support activities relating to Youth, Water and Maritime Heritage. SMIT Amandla Marine in South Africa, for example, supports kindergartens in underprivileged neighbourhoods in Cape Town and Mussel Bay, while also contributing to a youth project in which respect for the environment is key. In the Philippines, SMIT is helping to build classrooms for children near Iloilo, which is the home area of many of SMIT's seagoing workers. In the Netherlands, SMIT participates in the WorkMate volunteer project, which links people to organisations that require volunteers in order to survive. SMIT is also involved in interactive visits to the company by children from Rotterdam households that are in difficult situations. These visits are run by organisations such as "Benefits 4 Kids" and "Het Atelier". Through the "MORE" network, SMIT also participates in a job safari for children in secondary vocational education who have to decide what subjects to choose next. SMIT hopes that by providing a better understanding of the environment in which children from certain programmes will eventually be working it can help to reduce the number of premature school leavers.

SMIT invests a great deal of resources in educating and training local crews and shore staff. In the Terminals Division, a special localisation programme has been set up for this purpose, in which local employees at other current SMIT locations receive education and training, and SMIT workers from overseas assist the local employees in their country in the performance of their jobs so that they can eventually operate independently. This localisation programme is a permanent and integral element of all tenders for new



SMIT was awarded the KVNR Shipping Award 2009 for its achievements in the development of the sustainable "E3 tug".


AMPELMANN.NL

SMIT cooperated with the Delft University of Technology (TU Delft) in the development of the "Ampelmann" system that enables safe transfer of crews from ship to ship on open sea.

terminal contracts. Properly trained and educated overseas workers are, in turn, deployed at new locations to share their know-how and experience with the latest new colleagues. In this manner SMIT is investing in the countries where it operates. Wherever possible, simulators are used to accelerate the training process.
In terms of the environment, SMIT is also active on numerous fronts. What is perhaps least noticeable is the fact that the average age of SMIT's fleet is gradually dropping, owing to SMIT's major investment programme. Since 2004, SMIT, including its joint ventures, has put 127 new vessels into operation out of a total fleet of 424 units. New vessels using the latest technologies benefit the environment. Where possible, SMIT's tugs use onshore power when inactive, and are powered by low-sulphur diesel fuel. In the Netherlands, SMIT uses "green electricity" and possesses a fleet of hybrid cars. In addition, only cars with a green energy label are purchased. SMIT also participates in (and is often one of the driving forces behind) partnerships such as the hydrogen tug project and the "E3 Tug Project" ("economic, environmentally-friendly and efficient") - we are particularly proud of the KVNR Shipping Award won by this SMIT project in November 2009. In 2008, SMIT started measuring the consumption of Marine Gasoil (MGO) by its vessels worldwide. Approximately 95% of SMIT's carbon footprint is caused by burning MGO. Further improvements in the environmental performances will require constant behavioural changes. For example, we have introduced competitions between vessels and have successfully minimised their MGO consumption as a result.
SMIT has adopted a proactive approach to improving the safety of operations. For example, SMIT has successfully helped with the development and implementation of a safe transfer system from moving vessels to fixed installations. The large work vessel "Smit Kamara" has been using such a movement compensation system on the North Sea for several years. In addition, SMIT collaborated with Delft University of Technology to develop the "Ampelmann" system for safely transferring crew from one vessel to another. Over the past few years, "LTFR" (lost time frequency rate) - one of the most important key figures - has gradually dropped from seven to two. This matches the performances of other businesses of a similar size that are affiliated to the International Association of Maritime Contractors (IMCA). In Panama, SMIT has for many years been training young cadets at the Panamanian Maritime University on board SMIT's tugs. Together with the Shipping & Transport College (STC) in Rotterdam, SMIT has implemented the "Tugmaster" training programme, which it developed in house. The Tugmaster programme is used to train fleet crew from all around the world to become full tug captains. Many of the programme's practical modules are supported using SMIT's own bridge simulator. SMIT also actively helps to train seagoing workers in practice, using the cadet programmes where young students from nautical schools in South Africa and Singapore, in particular, embark as extra crew on SMIT's seagoing vessels to learn the profession of engineer or helmsman in practice. Through the KVNR, SMIT participates in a training centre for seagoing staff on Palompon. Safety can and must always improve. That is why SMIT has dedicated itself to further changing behaviour by increasing awareness and structure and implementing measures in relation to organisation and remuneration.

let's Act!

Because we care!

Doing the right thing for the environment is our duty to each other and future generations!

Where we can make a difference

SMIT Safety, Health Environment & Quality


NAVION GOTHENBURG

SMIT Rebras tugs assist a tanker in Sepetiba Bay, Brazil.

PROPOSED DIVIDEND

An interim dividend of EUR 2.75 per share will be paid on 25 March 2010. The undistributed profits for 2009 will be added to the general reserves. The EUR 2.75 dividend is in line with SMIT's dividend policy of distributing approximately 50% of the net profit to shareholders.

Rotterdam, 8 March 2010

For the Executive Board:

B. Vree
Chief Executive Officer

G.L. Bruinsma
Chief Financial Officer

Harbour tugs "Smit Hudson", "Smit Schelde", "Thamesbank" and "Texelbank" towed jack-up platform "Noble Scott Marks" to the Botlek, Rotterdam.

DESCRIPTIONS OF THE DIVISIONS

SMIT HARBOUR TOWAGE

TYPE OF WORK

The essence of the activities is to assist incoming and departing seagoing vessels and other vessels. The ships requiring assistance almost always have more than 10,000 tonnes loading capacity and are larger container ships, ro-ro ships, oil and chemical tankers and other bulk carriers, refrigerated ships and general cargo ships.

LOCATIONS

In this market, SMIT has operations all over the world. Ports in Argentina and Belgium, the west coast of Canada, Liverpool, Panama and Rotterdam are serviced by wholly-owned subsidiaries. In Brazil, the SMIT Rebras joint venture operates 21 tugs. The substantial new-build programme is on schedule. SMIT Rebras has taken positions in Brazil's principal ports. Southeast Asia is served by a successful joint venture with Keppel Corporation. That joint venture, Keppel SMIT Towage (KST), operates in Indonesia, Malaysia and Singapore. Two further joint ventures were formed in 2009. In the Baltic States, we entered into a 50/50 joint venture with Towmar, with activities in Ventspils, Lipaja, Riga and Klaipeda. In Taiwan, a joint venture operation commenced in Taipei's new container port in 2009. The acquisition of the "Minette Bay Ship



• Operational location ○ Sales office • Both

Docking" company in Canada was successfully completed toward the end of the year. The locations where SMIT and its associated companies offer their services are not typically seasonal locations. This ensures that SMIT has plenty of work in all ports all year round. No harbour towage activities are deployed in the United States. The restrictions imposed by US law (the Jones Act) mean that such operations are not really interesting for foreign towage companies.

CUSTOMERS

This Division's customers are primarily large and small shipping companies, virtually all of which operate internationally. The larger container shipping companies, in particular, have operations worldwide. Most contracts are annual and are extended automatically. However, there is seldom a minimum volume guarantee. The importance of ship brokers in most major ports has diminished. Many shipping companies have their own organisations and contract directly. However, in other parts of the world and in the bulk transportation business, the shipbroker remains an important contact for SMIT.

COMPETITORS

Virtually every single major port allows open competition. Few ports where SMIT and its associated companies are active have concession systems. In almost all cases, the most important competitors at SMIT's locations are local companies. There are three large international market players besides SMIT:

- Boluda (Spain), with operations in France, Spain and South America.
- PSA Marine, which is active in Singapore and Southeast Asia.
- Svitzer (Denmark), with activities in Amsterdam, England and Scandinavia, and also in Australia and the Pacific since it took over Adsteam.

SMIT and these players are the market leaders in harbour towage services.

MARKET

This Division's results are vulnerable to global economic developments. Growing or declining trade volume causes an increase or a decrease, respectively, in the number of shipping movements. The present recession, which has caused many vessels to be laid up, is having a downward impact on volumes in particular.

Local and sectoral developments may also have an effect. In addition, periods of strong winds can cause temporary increases in the demand for tugs to assist seagoing vessels and other vessels. A well-considered geographic spread and a sensible selection of the type of ports in which SMIT operates (no monoculture) serve to reduce vulnerability to these developments. SMIT's use of a number of different types of vessels also plays a role. All of these measures help SMIT to achieve a stable result.

To be successful in these activities, players must provide a low-cost, high-quality product. Efficiency and a critical scale of operations are prerequisites for success in this mature market. To a large extent, the equipment has already been standardised. This standardisation will be implemented consistently in the future, particularly in fleet renewals. Such fleet renewals also provide an opportunity to further increase the towing power of the tugs. SMIT expects that consumers and providers of harbour towage services in this market will consolidate further, especially because of the current recession. This is not a growth market. Nevertheless, where applicable, SMIT will expand its operations into other ports and as a consequence increase its market share. This can be achieved either by taking over smaller operators or by winning concessions. SMIT will also attempt to obtain market shares in ports with outdated and inefficient towage fleets by deploying strong modern vessels. SMIT is aiming to achieve this planned growth primarily at the strategic intersections in the shipping routes. SMIT's objective is to be able to offer a range of services including these strategic intersections as an integrated combination in a package of services for globally operating shipping companies. In light of the market characteristics outlined above, SMIT will not buy turnover.


MSC ANIELLO

Harbour tug "Smit Dane" operates for joint venture Towmar SMIT in Klaipeda, Lithuania.

SMIT TERMINALS

TYPE OF WORK

The concept for this Division is to offer a comprehensive package for maritime management of onshore and offshore terminals owned by third parties. SMIT's activities do not include designing, producing, financing or managing and operating those terminals. As is the case with Harbour Towage, the essence of the Terminals Division services is to assist incoming and departing seagoing vessels (mainly tankers). In addition, the comprehensive service package may also include the following auxiliary activities:

- Diving activities.
- Line handling for tying up and untying vessels.
- Piloting services.
- Underwater inspections and maintenance of installations.
- Coupling and uncoupling of terminal connections.
- Fire fighting.
- Escorting.
- Transport of crews and/or goods to and from the shore.
- Operating bunker vessels.

If the customer so wishes, SMIT also provides assistance in the operational marine management of terminals. The education and training of local employees (localisation programme) is often an integral component of these activities.


• Operational location • Sales office • Both

LOCATIONS

Most terminals are related to the energy sector. The offshore terminals are virtually all production and storage installations for crude oil, oil products and gas (LNG). These terminals are often located in remote areas without any significant infrastructure nearby. The terminals' operators therefore generally wish to take out long-term contracts to ensure the availability of the necessary services.
The onshore terminals are mostly refineries and storage and transhipment businesses for liquid bulk freight. Container terminals and dry bulk cargo-handing terminals often also obtain the services they need in this way.

SMIT Terminals vessels assist a LNG tanker at the Adriatic LNG terminal, Italy.

SMIT currently has over 20 terminal contracts. SMIT and its associated companies are active along the west coast of Africa (Angola, Equatorial Guinea, Gabon, Ghana, Cameroon and Nigeria), East Africa (Sudan), South Africa (Durban and Mussel Bay), Southeast Asia (Brunei), the Caribbean (Bahamas and Bonaire), Egypt, Eastern Europe (Lithuania and the Black Sea), the Middle East (Yemen and Kuwait), Pakistan, Russia (DeKastri, near Sakhalin) and Italy.

CUSTOMERS

Whereas the Harbour Towage Division's customers are mostly shipping companies (i.e. the vessels), the customers of the Terminals Division are the terminals' operators. In most cases, these are national or international oil companies (the oil majors) or joint ventures of these companies with local parties. Because of the remote locations, the specialist equipment and the continuity of the complex services provided, the contracts are generally longer-term agreements for five to as long as 25 years. Most contracts are denominated in US dollars. The prices and conditions agreed are largely independent of the load volumes that are processed using these terminals. The customers in this segment demand high-quality services, since nautical services are integrated with terminal operation. Safety, health, environmental protection and quality (SHE-Q) are therefore also very important to these customers. The services provided to offshore terminals, in particular, are strategically important to SMIT, because of the added value created by the integration of a wide range of services with SMIT's specialist nautical know-how and equipment.

Most of the customers have similar business philosophies and more or less the same requirements for all locations where they are based. This section of the Division is managed centrally from Rotterdam in order to guarantee global uniformity and consistency of systems and procedures (both for quotations and actual operations).

COMPETITORS

For the onshore terminals, Svitzer is SMIT's principal competitor, especially after its acquisition of the Australian company Adsteam. In addition, PSA Marine (Singapore) is building up a market share. Local players are active in this market segment too. In the market for offshore terminals, Lamnalco (based in the Middle East), Boluda (Spain) and Svitzer (Denmark) are the principal competitors.

MARKET

The growth of the terminal market depends primarily on the exploration activities of the oil companies. Those, in turn, depend on oil prices and the economic climate. For the next few years, the global power supply and the supply of raw materials to the chemical industry will continue to be based on mineral oils and gases. The number of LNG terminals is expected to continue to rise during the coming years.

SMIT Terminals operates in Tangguh, Indonesia, since 2009.



SMIT



SMIT Salvage removed the remaining legs of jack-up platform "Noble David Tinsley".

SMIT SALVAGE

TYPE OF WORK

The Salvage Division has two main types of activities, namely salvage (emergency response) and wreck removal. In addition, the Division is often involved in consultancy activities, particularly relating to environmental protection.

SALVAGE

Salvage involves assisting vessels that are in danger. These are vessels that have become uncontrollable due to engine or steering equipment failure (often in bad weather), vessels at risk of running aground on coastlines or in shallow water, or vessels dealing with accidents (collision, fire or leakage). In many cases, one or more tugs will be deployed, together with salvage equipment such as fire-extinguishing materials, diving gear and pumps, depending on the nature of the problem. What is most important, however, is the immediate deployment of highly qualified salvage workers with a wide range of skills, a great deal of experience and the ability to improvise solutions.

WRECK REMOVAL

Sunken vessels are raised in this segment. In most cases, the vessel to be removed has little, if any, residual value. Often, it even has a negative value. Accordingly, wreck removal is almost always carried out because the wreck is hindering traffic or is endangering the environment. Increasingly, hazardous cargo or bunker fuel is removed from shipwrecks that do not need to be removed, in order to prevent environmental pollution. This often calls for advanced technology.

LOCATIONS

SMIT Salvage is active throughout the world. That is why the Salvage Division has organisations in four strategic locations: Houston, Cape Town, Rotterdam and Singapore. These locations, all close to busy or hazardous shipping lanes, are evenly distributed across the globe and possess a high-quality logistical infrastructure, such as an airport situated nearby. From these locations, SMIT is able to quickly mobilise personnel and salvage equipment and dispatch them to a vessel in distress. Commercial and operational salvage personnel are based at the sites, along with warehouses of salvage materials and equipment, including diving equipment, generators, wires, chains, welding equipment, pumps, hoses and cutting cables. Several commercial offices also exist which maintain close contact with customers and potential customers based nearby. Those offices are in locations such as London, Piraeus, Rio de Janeiro, Seoul and Tokyo.



• Operational location • Sales office • Both

CUSTOMERS

SALVAGE

The customers are generally the shipping companies and their protection & indemnity associations, or P&I clubs - the shipping companies' mutual insurers. In addition, various players on the oil and gas market have an increasing role due to their interests in the load and the possible effect of the cargo on the surrounding area. Traditionally, contracts for assistance are concluded using the so-called Lloyd's Open Form (LOF) on a "no cure, no pay" basis. The fee payable by the shipowner is determined at the end of the project, based mainly on the value salvaged (cargo and vessel). LOF contracts on a "no cure, no pay" basis can mean that the salvors will not undertake any highly costly activities if the possibility of success is small. However, there is a risk that insufficient aid will be provided if the salvors do not expect enough success, which increases the risk of substantial damage, particularly to the environment. That is why an addendum has been included in the LOF to provide salvage companies with a degree of certainty with regard to their payment. Based on that addendum, salvage companies can at least count on a minimum fee (SCOPIC) for equipment and manpower deployed.

WRECK REMOVAL

Many of the clients that use the Salvage Division's wreck removal services are government agencies and P&I clubs. More and more of our customers for contracts to remove bunker oil and other oil and hazardous products from sunken vessels are the parties with stakes in the cargo. Contracts are generally signed following a public tendering process, which is often based on day rates or lump-sum payment. This can be a very risky business if SMIT is deploying hired third-party equipment instead of its own. This means that high-quality project management is critical.

COMPETITORS

At the local level, there are many small companies that occasionally carry out salvage work (particularly emergency response). In addition, equipment owned by these companies is often hired by SMIT and the other major salvage companies for salvage operations. The local salvage equipment is then combined with the specialised know-how of our experienced salvors. For this purpose, SMIT maintains a worldwide network of subcontractors and partners.
There are only a few companies that service both the salvage and the wreck removal markets. SMIT's principal competitors are the Danish company Svitzer, Titan Industries (United States), Tsavliris (Greece) and Mammoet Salvage (the Netherlands), with some of these companies concentrating more on salvage and others more on wreck removal. SMIT operates in both areas.

MARKET

SMIT's average market share in the global salvage market, measured over the last few years, is 25% to 35%. This figure is based in part on the number of LOF contracts registered by Lloyd's of London.
The shipping industry appears to be becoming ever safer, as a result of improved training, better navigation equipment, more modern waterway convoy systems and stricter certification requirements. This has reduced the number of "simple" accidents. However, the shipping industry is also increasingly complex. Container vessels are becoming bigger and bigger and transport a wide range of products, including dangerous cargoes and substances that are harmful to the environment. The volumes of crude oil, chemicals and gases being shipped in bulk in tankers and parcel tankers are still rising. Any accidents that occur are technically more complex and larger than in the past. At the same time, there is clearly a trend towards less and less acceptance of damage to the environment.
In general terms, the number of seagoing vessels is still increasing. Partly as a result, the pool of properly qualified onboard personnel is becoming diluted. SMIT knows from experience that the human factor is the primary cause of accidents at sea. Even during the past year of recession, the salvage market nevertheless saw a large number of accidents, despite the number of vessels that have been laid up and the economy sailing speeds. SMIT expects salvage to be a growth market.
The drop in the number of standard accidents and the greater complexity of accidents is further increasing the volatility of this unpredictable market. It is expected that the volume of capital circulating in this market in absolute amounts will remain at least the same but that the turnover from each incident will rise. SMIT expects that this will cause the salvage market to break into two separate segments: one segment will deal with many small and relatively simple salvage incidents, while the other will tackle large and more complex cases. The latter segment will only be within the capabilities of the large specialists. SMIT aims to continue to play a role in the local markets and will continue to serve them from its four strategic locations.
SMIT recognises the unpredictable nature of this market and accordingly has refrained from investing in vessels and other costly equipment for this Division. Instead, it hires what it needs from the other Divisions (in particular from the Transport & Heavy Lift Division) or from third parties. Except for the utilisation of operating capital, the capital invested in this Division is relatively small, being limited to four warehouses of salvage equipment at four strategic locations around the world. This reduces the downward risk and creates major upward potential. However, the Division does invest in research, development and innovation, in particular for environmental protection activities. A special department has been formed for this purpose, which deals exclusively with those activities and searches for solutions for the longer term.
SMIT expects that the importance of environmental protection activities will only increase in the future. SMIT's aim is to remain the market leader in the top segment. For this reason, we are increasing our specialist expertise and experience as regards removing bunker oil and dangerous cargoes from sunken vessels. SMIT stands out from the competition by offering a very wide range of expertise and experience, combined with specialist equipment. It is also important to record and share know-how and experience in order to further reinforce our leading position.



SMIT Heavy Lift installed the caissons for a new bridge in Cadiz.

SMIT TRANSPORT & HEAVY LIFT

TYPE OF WORK

The Transport & Heavy Lift Division is made up of two main market sectors - Transport and Heavy Lift. As part of Heavy Lift, this Division's Marine Projects and Subsea departments assist in projects involving the people and equipment from this Division in particular, but also from other Divisions. Because the separate activities are relatively minor in terms of scale and together create synergy benefits, they have been combined into a single Division.

TRANSPORT

This sector has a number of smaller and larger work vessels, some of which have been leased for extended contract periods and some on a spot basis to the oil industry in particular. Against this background, investments have been made in recent years in a fleet of ten large work vessels, which have almost all been leased under long-term contracts. SMIT also has a 50% share in OME (Egypt), which has seven similar large work vessels and two new vessels on order. If the market permits, this chartering activity will be developed further. The sector's other main activity is operating seagoing vessels to transport goods, with the emphasis on heavy and non-standard cargoes. Some of the vessels are not self-propelled, 'such as pontoons (including some submersibles), barges for transporting fuel storage tanks, timber and bulk goods, and offshore installation barges. Pusher tugs and other tugs, most of which are SMIT-owned, provide the propulsion. SMIT has invested in six smaller, multipurpose work vessels based on a standard concept. Four vessels have been completed, and the remaining vessels will be completed during 2010. This Division's self-propelled vessels vary in type and size, and without exception can be deployed for multiple purposes.

HEAVY LIFT

Heavy Lift primarily carries out specialist heavy lift activities around the world using floating sheerlegs. This mostly requires specialist engineering skills, which SMIT possesses. Most of the floating sheerlegs have their own means of propulsion. As a rule, work can only be carried out in calm waters, which means that seasonal conditions may restrict work areas and deployment periods. The four floating sheerlegs have hoisting capacities of between 800 tonnes and 2200 tonnes. In the Far East, SMIT contributed four floating sheerlegs to Asian Lift, its joint venture with Keppel Fels.

MARINE PROJECTS

This sector combines the various activities, equipment, expertise and experience in this Division with the other expertise available elsewhere at SMIT. This work also requires a wide range of specialist engineering skills. The projects mainly involve the oil and gas industry and contracting in the civil engineering sector. SMIT works on those projects for which mostly its own equipment can be deployed, in order to control the risk and optimise the equipment utilisation rates of all Divisions.

SUBSEA
This sector possesses organisations of specialist employees and specialist diving equipment at a number of strategic locations around the world for carrying out work under water, particularly for the oil and gas industry. It also carries out diving operations together with other SMIT activities such as Terminals, Salvage and Transport & Heavy Lift (Marine Projects).
This work is done by means of saturation diving down to depths of one hundred metres. At greater depths, Remotely Operated Vehicles (ROVs) are used, which are unmanned units that can perform the required work under remote control.

LOCATIONS
TRANSPORT
The activities are organised locally, but are mostly carried out on a regional basis. SMIT is based in Cape Town, Antwerp, Rotterdam, Singapore and Vancouver.



• *Operational location* ○ *Sales office* • *Both*

HEAVY LIFT
This sector also manages its lift activities from a particular location for an entire region: The Southeast Asia operations are managed from Singapore, and the rest of the world is managed from Rotterdam. Most of the large floating sheerlegs are deployed all over the world from Rotterdam and Brazil.

MARINE PROJECTS
These activities are organised from Rotterdam and Singapore. The projects are carried out all over the world.

SUBSEA
The subsea organisation has offices in strategic locations such as the Middle East (Dubai), Europe (Rotterdam), South Africa (Cape Town) and Singapore, from where projects are carried out in the respective regions.

CUSTOMERS
GENERAL
Many services are provided to other Divisions, in particular the Salvage Division and, increasingly, the Terminals Division.

TRANSPORT
This market has a very wide range of different clients ranging from energy and civil engineering/contracting companies to the dock industry and logistics companies.


GIANT 4

SMIT Transport's "Giant 4" loaded with the concrete wind turbine foundations for the Sprogo windfarm, west off Copenhagen.

HEAVY LIFT
The customers in this market are mainly construction companies working on offshore and civil engineering projects, energy companies, shipyards and port authorities.

MARINE PROJECTS
The customers for these activities are offshore and civil engineering construction and installation companies, as well as oil companies.

SUBSEA
The customers are the offshore and oil and gas companies and the larger installation contractors. This department also supplies services to Terminals, Salvage and Transport & Heavy Lift (Marine Projects).

COMPETITORS
TRANSPORT
This sector has a large number of local competitors, each with its own specific area of expertise. SMIT plays a leading role in the regions in which it is active.

HEAVY LIFT
The floating sheerlegs heavy lift segment does not have any global competition. Competitors come from other segments, such as the offshore industry (Heerema and McDermott) using vessels with heavy rotating cranes. The onshore competitors use mobile cranes (e.g. Mammoet). Offshore cranes are considerably more expensive than SMIT's floating sheerlegs, but can carry on working longer at sea in unfavourable conditions. Onshore cranes are cheaper than floating sheerlegs, but can only be deployed to a limited extent in this area. Considering the high initial investment required, it is not expected that any new parties will join this market in the near future.


SMIT

MARINE PROJECTS

In order to reduce the risks, SMIT concentrates on smaller projects or often operates as a subcontractor. The major offshore construction companies are more often customers than competitors. The real competitors are regionally active companies.

SUBSEA

The subsea market is a cyclic market, with mostly spot contracts for the offshore oil and gas market. High standards of quality in terms of safety and the environment are of overriding importance. There is also an internal market, mostly for Terminals, Salvage and Transport. Competition comes from a number of globally operating parties and some regional players.

MARKET

TRANSPORT

Except for chartering, the transport market is a spot market where single services (rental) are often provided. The main factor in competition is therefore often the price. For the largest barges, however, the emphasis is on engineering skills, while for pusher tugs and other tugs the emphasis is on the skill of the crew. Operating competitively calls for a high capacity utilisation at minimum cost. Because of the average age of its equipment, SMIT has initiated a phased fleet renewal programme, based on standardisation and proven technology. This will help SMIT grow into the top segment of this market. It is expected that this market will continue to grow organically in selected submarkets. For the larger work vessels, the focus will remain on long-term contracts for the energy market, which are similar to the terminal contracts.

HEAVY LIFT

The heavy lift market is a cyclic market, depending primarily on the civil construction market and the energy market. Wreck removal is also an important internal market. Owing to the current high prices for new build, SMIT does not expect to expand its fleet of floating sheerlegs in the near future, unless an interesting opportunity arises. Proper maintenance and – where necessary – lifetime extensions are required.

MARINE PROJECTS

SMIT can stand out from its competitors by offering the necessary specialist operational and engineering expertise. SMIT also has the additional competitive advantage of being able to combine a number of its activities in this market to offer its clients an integrated package of services. The high cost of investment in equipment means that no additional growth is expected, although there may be modest organic growth.

SUBSEA

The subsea market is a cyclic market, with mostly spot contracts for the offshore oil and gas market. High standards of quality in terms of safety and the environment are of overriding importance. There is also an internal market, mostly for Terminals, Salvage and Transport & Heavy Lift (Marine Projects). A small amount of organic growth is predicted for these activities.

The preparation of SMIT Subsea divers for a project in the North Sea.


SWL 500 KG

CORPORATE GOVERNANCE

INTRODUCTION

Proper Corporate Governance is an important principle for SMIT. SMIT feels that it is important that the Dutch Corporate Governance Code ("the Code") is properly embedded within the company. The chapter on Corporate Governance is available on the Company's website and summarises our Corporate Governance policy and the relevant regulations and documents, in accordance with the Code.

SMIT applies all provisions from the Code, with the following exceptions:

- Contractual agreements with directors under the Articles of Association dating from before the Code came into effect remain in place, as it is not considered in the organisation's best interests to revise existing contracts. New appointments will be effected in accordance with the Code (best practice provisions II.1.1, II.2.1, II.2.2, II.2.3, II.2.10 and II.2.11).
- In view of the transparent remuneration structure, no remuneration reports were compiled in the past. During 2009, the appointment of a fifth member to the Supervisory Board also led to the formation of a combined Remuneration and Selections & Appointments Committee. One of that Committee's duties was to compile a remuneration report. In view of Boskalis' plans to make a bid for SMIT, as described on page 12 of this Annual Report, the Committee was unable to complete its work this year, and no remuneration report has been compiled. (Best practice provisions II.2.12 to II.2.15).
- As the Audit and combined Remuneration and Selections & Appointments Committees became active during the course of the year, the Committees' performances were not discussed during the year under review, notwithstanding best practice provision III.1.7.
- In view of Boskalis' proposed bid for SMIT, the Supervisory Board has decided to postpone altering its profile as required by best practice provision III.3.1 of the Code.
- In view of Boskalis' proposed bid for SMIT, SMIT has not drawn up a policy on bilateral communications with shareholders as referred to in best practice provision IV.3.13 of the Code.

The Corporate Governance policy was discussed and approved at the Annual General Meeting of Shareholders in 2005. All elements of the corporate governance policy are evaluated periodically. The additions to the Corporate Governance Code that were presented on 10 December 2008 have been taken under advisement. Changes based on those additions to the Corporate Governance Code will be included on the agenda for the General Meeting of Shareholders.

Pursuant to the applicable laws, SMIT falls under the rules for two-tier companies. Two-tier companies have a Supervisory Board with important powers, such as approving certain Executive Board resolutions in advance and the authority to appoint and dismiss the members of the Executive Board.



"Smit Amandla" delivers "emergency response" services to the South African authorities.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

A General Meeting of Shareholders is convened at least once every year. SMIT's shareholders are entitled to attend, speak at and vote at that meeting. Each share entitles the shareholder to cast a single vote. Shareholders' rights in respect of shareholders' meetings may be exercised by a person who is duly authorised to do so in writing. The power of attorney permitting the exercising of these rights must be filed with the Executive Board at the latest on the day stated in the notice convening a meeting.

The principal powers of the Annual General Meeting of Shareholders and the rights of SMIT shareholders are as follows:

- Determining the remuneration policy of the Executive Board.
- Appointing the members of the Supervisory Board and dismissing the entire membership of the Supervisory Board.
- Determining the remuneration of the Supervisory Board.
- Adopting the company's annual accounts.
- Determining the dividend to be paid.
- Approving management decisions concerning important changes to the company, including major acquisitions, partnerships and disposals.
- Discharging the Executive Board for its management activities.
- Discharging the Supervisory Board for its supervisory activities.
- The right to put items on the agenda of the General Meeting of Shareholders.
- Appointing the external auditor charged with the task of auditing SMIT's annual accounts.
- Resolving to issue shares or authorising the Executive Board to issue shares subject to the Supervisory Board's prior approval.
- Deciding to exclude or limit preferential rights or to authorise the Executive Board to exclude or limit preferential rights subject to the prior approval of the Supervisory Board.
- Authorising the Executive Board to buy back own shares in SMIT subject to the prior approval of the Supervisory Board.
- Resolving to reduce SMIT's capital, if proposed by the Executive Board and also approved by the Supervisory Board.

- Resolving to amend the Articles of Association or dissolve SMIT.
- Resolving that SMIT will enter into a legal merger or legal Division.

SUPERVISORY BOARD

The Supervisory Board's principal tasks are supervising the Executive Board's policies, monitoring the general state of affairs at SMIT and its associated companies and advising the Executive Board. The members of the Supervisory Board are guided by SMIT's corporate interests in carrying out these duties.
The Supervisory Board consists of five members (four at present), all of whom are independent from the company. The members of the Supervisory Board do not offer any paid advisory services to SMIT beyond their work as members of the Supervisory Board. The remuneration of the Supervisory Board is not linked to SMIT's profits. The remuneration was most recently approved by the General Meeting of Shareholders on 6 May 2009.
As required under the system for two-tier companies, the members of the Supervisory Board are appointed and reappointed by the Annual General Meeting of Shareholders, based on nominations put forward by the Supervisory Board. The Central Works Council has a reinforced right to recommend one third of the members of the Supervisory Board to the Supervisory Board.
The Supervisory Board is governed by the Regulations on Insider Trading ("Reglement inzake Voorwetenschap"). These regulations contain rules about the possession of and transactions in securities in SMIT by Supervisory Board members. In light of the recommendations set out in the Code, the regulations have been expanded to include an Addendum for members of the Supervisory and Executive Boards, governing possession of and transactions in securities in entities other than SMIT.
The profile for the composition of the Supervisory Board, the Retirement Schedule and the Supervisory Board Regulations are published on the website: www.smit.com. The Regulations on Insider Trading and the Addendum to the Regulations on Insider Trading are also available there, as is the Corporate Governance statement referred to in the Decree of 23 December 2004 on the Adoption of Further Requirements Concerning the Contents of Annual Reports.
The Supervisory Board is assisted by the Company Secretary. The Company Secretary ensures that the correct procedures are followed and that any actions undertaken are in accordance with the statutory obligations and with those obligations laid down in the Articles of Association.

EXECUTIVE BOARD

The Executive Board is responsible for managing SMIT. SMIT's strategy and objectives, which are submitted to the Supervisory Board for approval, are set down in the annual report. The strategy is explained twice every year, in the presentations of the half-year results and the annual results. These presentations are published on the company website.
SMIT's Board of Directors (the directors under its Articles of Association) is currently made up of one individual: the Chief Executive Officer (CEO), who is the sole director under the Articles of Association. The CEO is assisted by the Chief Financial Officer (CFO). Together they form the Executive Board, which is chaired by the CEO. Within the organisation's management model, the Strategic Committee (StratCom) is the consultative body that prepares Executive Board resolutions. Besides the CEO and the CFO, the StratCom comprises the two Managing Directors of the Divisions and the Director of Shared Resources. The StratCom meets regularly and discusses all strategic and major operational matters on an equal footing. The Supervisory Board appoints and dismisses the director under the Articles of Association, proposes his remuneration based on the company's remuneration policy as adopted by the Annual General Meeting of Shareholders, and lays down the conditions for appointments to the Executive Board.

REMUNERATION POLICY

Mr B. Vree was appointed on 11 November 2000 for an indefinite period. His employment contract does not stipulate any arrangements regarding compensation in the event of dismissal or the continuation of pension right accrual following dismissal.
His remuneration consists of a non-variable component and a profit-linked component, as explained on page 62 of the annual accounts. The non-variable component was determined by the General Meeting of Shareholders in 2006, and since then has only changed to reflect the indexation agreed with the unions and the increases applicable for office staff in the Netherlands.
The profit-linked part of the remuneration is 0.5% of SMIT's operating profit after the deduction of a contribution-free allowance based on a theoretical equity payment for the shareholders. There are no applicable share or option schemes.

Anchorhandler "Alphonse Letzer" with four new Smitbarges on their way to Rotterdam.


ALPHONSE LETZER

The pension rights of the members of the Executive Board are insured with the SMIT Pension Fund, based on the standard conditions (basis: conditional indexed average salary). There is also a supplementary scheme (basis: defined contribution).
The other employment conditions are based on market standards, and include an appropriate allowance for representation expenses, a company car and the use of a mobile telephone. Director's liability insurance is also provided. The members of the Executive Board are not granted any loans, advances or guarantees. In accordance with the Dutch Corporate Governance Code, the company has a restrictive policy with regard to positions outside the company. The members of the Executive Board require the explicit approval of the Supervisory Board before they may accept any other positions. Income from membership of Supervisory Boards may be retained.

CODE OF CONDUCT AND CODE FOR PERCEIVED IRREGULARITIES

SMIT demands that all its companies, their management and their employees conduct themselves in an ethical manner at all times, and observe the standards and rules as laid down in the "General Company Principles and Code of Conduct". This topic is discussed regularly during meetings, such as budget and Tender Board meetings. Members of management are all explicitly subject to the Code of Conduct. There is also a complaints procedure for dealing with perceived irregularities. Both sets of regulations have been published on the website.

RISK AND RISK MANAGEMENT

The Executive Board is responsible for the organisation and operation of the internal risk management and control systems. The purpose of these systems is twofold. On the one hand, they serve to minimise the principal risks to which the company is exposed. On the other, they help to achieve the operational objectives and financial targets, and to ensure compliance with legislation and regulations. However, such systems cannot offer any guarantees that the corporate objectives will be achieved, nor that all material misstatements, losses, fraud and breaches of laws or regulations can be prevented entirely.

The Tender Board assesses the risk profile, the profitability and strategic fit of potential contracts that are of material scope and/or entail specific project risks. The Tender Board also evaluates investment proposals and contract conditions at the initiative of the Managing Director of the Division concerned. The permanent members of the Tender Board are the CEO, the CFO, the Director of Shared Resources and the General Counsel, who are supported if necessary by additional specialist know-how.

The risk management and control system has the continuous attention of the Executive Board and forms an essential part of the management of the company. The systematic analysis of the business risks has been deepened in recent times. One element of this risk analysis involved a review of the internal control environment based on a simplified version of the COSO model (Committee of Sponsoring Organisations). Internal control measures were defined and set down in procedures in order to limit the risks run by the company. Both the company's own employees and external advisers monitor compliance with the control measures. Further to the internal risk analysis, the external auditor conducts an annual specific audit of the internal control measures at the request of the Executive Board. This audit focuses on a number of predetermined areas. The resulting audit report is discussed with the Supervisory Board and the Executive Board. The company then adopts the recommendations presented in that report, in order to continually improve the risk management and control system. The organisation periodically carries out its own internal audits to assess both the operation and the adequacy of the control measures.
The recession has caused some of the risks to increase, as described below.
Based on the above, the Executive Board declares, to the best of its knowledge, that:

- the risk management and control systems offer a reasonable degree of assurance that the financial reports are free of material misstatements;
- the risk management and control systems functioned properly during the year under review;
- there are no indications that the risk management and control systems will not continue to function properly during the coming year.

DEVELOPMENTS CAUSED BY THE RECESSION

During the second half of 2008, the economic climate seriously deteriorated within a short space of time. The financial difficulties in the banking sector caused worries on the stock exchanges, and financial institutions were hit particularly hard. This restricted the banks' options for issuing loans to businesses. As SMIT had already expanded its credit facility with a syndicate of banks to EUR 400 million at the start of 2008, the impact of the financial crisis was limited. The existing credit facilities are sufficient to fund the investment programme adopted and to provide the company with the operating capital it needs to conduct its activities. SMIT fulfils the covenants specified in the credit facilities. At year-end 2009, the credit facility had a remaining term to maturity of almost three years. The financial crisis means that monitoring the operating capital requires increased attention. Following the crisis on the financial markets, the "real economy" was also hit, and countries went into recession worldwide. One of the ways in which that recession is manifesting itself is in the diminished demand for products and services, which has caused transport volumes to decline all over the world. Obviously, this development affects SMIT's activities. A decline in the number of ship movements adversely affects revenue in the Harbour Towage Division. The impact of that decline became particularly noticeable early in 2009 in the Harbour Towage activities. The ports of Antwerp and Rotterdam and those in Canada were hit hard by a drop in transhipment. The decline in revenue had a negative effect on results. The fleet was

SMIT

repositioned in an attempt to cut costs in the current ports and to generate additional revenue at new locations. In many cases, this was achieved with local partners, such as in the Baltic States and Taiwan. The global transport flows began a cautious recovery in the second half of 2009, which led to improved operational results for the Harbour Towage Division for those six months.
The economic crisis is expected to reinforce further concentration of the market, which may offer opportunities for acquisitions. At the same time, it may be possible to purchase vessels under favourable conditions.
The Terminals Division is less sensitive to short-term economic developments, because it works with mainly long-term contracts. However, there is a risk that future projects will be delayed, which will depend on how oil prices develop, among other factors.
The Salvage Division is not sensitive to short-term economic developments, owing to the unpredictable nature of maritime accidents.
The strategy for the Transport & Heavy Lift Division to conclude more long-term contracts is helping to improve the stability profile of the income. The recession is most noticeable in the "spot business". During 2009, the rates in the spot business were lower, and the utilisation level also fell. The forecasts for this Division depend in part on the developments on the energy market. If oil prices remain low for an extended period, projects may be postponed, which may have an adverse effect on the future utilisation ratio of equipment.

OPERATIONAL RISKS

SMIT is active all over the world, which means that its activities are exposed to the economic, legal and political risks of the countries where it operates. SMIT consists of four Divisions, each of which has its own specific risk profile. The risk profile of each business unit depends on the nature of the activities carried out.

SMIT HARBOUR TOWAGE: This Division assists vessels that are entering or leaving port. The economic climate and the local weather conditions affect the volume of ship assistance operations. The geographic spread, combined with a responsible selection of port types, ensures a healthy spread of the risks.
The direct customers for the harbour towage activities include shipping companies, liners, port agents and port authorities. Depending on the size of the port, the number of clients in a particular port can range from a few dozen to several thousand. SMIT's aim is to conclude long-term contracts, the rates for which are generally reviewed annually to take account of changes in local wage costs, movements in fuel prices and the available capacity of tugs. However, it is not always possible to guarantee that the rates develop properly – they depend in part on the competition in the port and on the development of the port's competitive position in the region.
The company sometimes requires local approval to deploy activities in a port. That approval can be granted in the form of a long-term concession, a permit or through open competition. SMIT's portfolio is mixed, but the company operates primarily in ports where there is open competition. Permits and concessions might not be granted or renewed, giving rise to excess tug capacity. However, the price charged to use a tug depends on the demand on the market.
Standardised designs increase the multipurpose deployment of tugs and reduce the risks of overcapacity. This is a policy that has been adopted in recent years. The designs used have been selected in such a manner that the tugs built for the Harbour Towage Division are reasonably available for deployment for extended activities in the Terminals Division or for short-term assistance in the activities of the Salvage Division. Finally, these designs of tugs are recognised everywhere in the world and are therefore more easily marketable if they have to be sold.
A standard maintenance and overhaul schedule ensures that the tugs are always in a good state of repair. Internal independent periodical inspections test the state of repair.

SMIT TERMINALS: This Division provides a comprehensive package of services in the field of maritime management of oil and gas terminals (onshore and offshore) owned by third parties. The Division services both import and export terminals. The development of the terminal market follows (a few years behind) the oil companies' exploration and investment activities. This Division's customers are the oil and gas companies, generally with participation by local parties. In light of the relatively stable cash flows from the terminal projects, the risk profile is low.
Tenders are based on the customer's breakdown of the vessels and services to be offered. New oil and gas export terminals are generally developed in geographically remote areas, or in areas undergoing major economic development. New gas import terminals are usually built in more highly developed regions. Work is normally based on long-term contracts, with non-variable prices for the duration of the contract. Contracts are linked either to the euro or to the dollar.
Localisation programmes (training local employees) often constitute part of the tenders. This service can only be offered if SMIT has access to the local labour market. For new terminals, in particular, SMIT often works with a local partner to recruit and select the crews. SMIT enters into long-term strategic collaboration agreements with local partners, so SMIT's Executive Board is directly involved in the process of selecting these partners.
Most contracts allow for price indexation. Some, however, do not, resulting in a risk in connection with the wage cost component. In these cases the wage cost developments are estimated with input from the local partner. Fuel is paid for by the customer and therefore does not constitute a price risk.
In light of the need to assess a mix of legal, political and economic risks, a differentiated discount rate is applied for investments, based on the estimate of the extent of the risks to be incurred. This process is carried out by the Tender Board, which also assesses the advisability and possibility of mitigating any other risks.

SMIT SALVAGE: The market for this Division comes from shipping accidents. The annual volume is therefore unpredictable, as is the profitability of the projects. The forecast results are therefore estimated according to a long-term average. Projects that have not ye t been settled financially are valued conservatively in reports.
This Division's operational risks are high, because of the nature of the activities. For "dry salvage" or ships in distress, the owner or

crew calls in the Division's assistance once the operational risks become too high, which means that they have sometimes abandoned the vessel. Risk management for these operational risks is generally based on the deployment of SMIT's own trained and experienced employees in this type of salvage operation. Personal safety is the principal concern. Although the project's operational organisers and the technical support staff in the office work closely together, the salvage masters are responsible in these situations and they are authorised at all times to act as they see fit. SMIT tries to minimise the operational risks by only using properly trained and experienced salvage masters. However, there are occasions when SMIT is unable to save the vessel and/or the cargo.

Contracts for vessels in distress are usually based on standardised Lloyd's Open Forms (LOFs) concluded with insurance companies, in which the ship's owners have an input. The fees for such LOF salvage operations are based on a valuation system that is related to a series of elements, including the salvaged value of the vessel and the cargo, the technical complexity of the salvage operation, environmental risks, and the use of SMIT-owned equipment or subcontractors' equipment. This valuation results in a lump-sum amount that depends on so many factors that it cannot be set in advance. The salvor is obliged to use all available know-how, expertise, equipment and resources to salvage the vessel. The remuneration is determined through negotiations with the customer or by means of arbitration proceedings.
If, during an LOF salvage operation, SMIT feels that the fee for the operation will not cover the costs involved, the LOF contract can be changed from a "no cure, no pay" basis to a day-rate fee (SCOPIC). This diminishes the financial risks for SMIT. SMIT closely monitors all LOF projects currently in progress, and continually assesses whether a probable LOF fee is well balanced in relation to the costs of the equipment used. If any doubts arise, SCOPIC applies.

Contracts to salvage sunken or stranded vessels are usually granted based on open tenders. Such tenders depend greatly on a proper consideration of the risks of the proposed technical solution. Multiple technical solutions are examined in detail for each project, based on the available information about the vessel to be salvaged or removed and the local situation. Once detailed, the technical solutions are tested for feasibility, among other things, by peer reviews among the nautical engineers. Projects are awarded based on lump-sum payment, on a full day-rate structure for the deployment of the equipment and people, or on a day rate subject to a maximum amount.
To limit the financial risks, equipment from other SMIT Divisions is used as much as possible, depending on its availability. Equipment is provided at market prices; the use of third parties is kept to a minimum.
All projects of material scale are first discussed by the Tender Board before a tender is submitted. However, the maritime conditions remain the most uncertain factor when carrying out a contract. Often, at least some of the work has to be carried out under water, in less developed areas with significant tidal movement and changeable currents and weather conditions. Visibility is sometimes minimal, and the structure of the vessel to be salvaged may change and deteriorate, both before and during the salvage, without prior warning. The conditions cannot always be determined completely in advance. As a result, the costs of a salvage project sometimes end up being higher than the return.

SMIT TRANSPORT & HEAVY LIFT: The transport market is a combined market, displaying the characteristics of a spot market (the chartering of pontoons). In this market, SMIT also charters the available anchor-handling tug supply vessels (AHTS vessels) and other specialist transport vessels, under contracts for the medium term, preferably two to five years. The AHTS customer portfolio is made up of businesses operating in the oil and gas sector. SMIT vessels are primarily deployed to support the production activities


AUSTANGER
SMIT Salvage successfully refloated the grounded bulk carrier "Austanger".

of oil and gas companies. One element of SMIT's strategy to limit volatility is to invest mainly in supporting vessels based on medium-term contracts, and to a lesser extent in the barges.
The heavy lift market is cyclic and mainly depends on the civil engineering and maritime construction market and the energy market. Currently, no investments are being made due to the high costs of new build, combined with the limited growth opportunities. Proper maintenance of current equipment is therefore extremely important.
The past few years have been characterised by a high level of demand, with SMIT's heavy lift capacity being used mainly in the energy market, the ship construction market and in salvage operations.
The market for subsea activities depends primarily on the cycles in the oil and gas industry. The diving and other equipment is owned by SMIT, though personnel are generally hired in from outside.
Planning the deployment of available capacity plays a crucial role in all activities. Temporary lost utilisation of capacity can result from project stagnation or postponement. The company minimises the risk of underutilisation by concluding long-term contracts. SMIT also continually seeks to achieve synergy benefits by using equipment in other Divisions.

FINANCIAL RISKS

USE OF DERIVATIVES

The company makes limited use of derivatives to cover its risks. For this purpose it uses standard contracts to which no extraordinary performance risks are attached. Derivates may only be used with the prior formal approval of the Executive Board.

CURRENCY RISK

A substantial part of SMIT's income and expenditure is denominated in foreign currencies. The principal currencies besides the euro are the US dollar, the Singapore dollar and the South African rand. SMIT's policy is aimed at hedging currency risks for operating activities (in relation to the functional currency) by using forward exchange transactions and currency swaps. In principle, the net asset value of the foreign subsidiaries is not hedged, nor is the translation risk with respect to the conversion of the net results of foreign Group companies into euros.

INTEREST RISK

The company fixes the interest rates of at least 50% of its long-term liabilities. Derivatives are used in this context to fix variable interest rates on the long-term loans.

CREDIT RISK

The risk of being unable to recover debts from customers varies per Division. In general, SMIT does not incur any significant credit risk in respect of individual customers. Guarantees are requested for large, high-risk projects in order to hedge the credit risk. In the salvage industry, it is common practice to require guarantees for assistance projects. As a consequence, the credit risk is largely hedged.

For further explanation of the financial instruments and management of the exchange rate risk, please refer to page 77 of the annual accounts.

FINANCING RISK

A five-year Senior Multicurrency Revolving Credit Facility has been agreed with a syndicate of banks to finance the investment programme. That credit facility was expanded during the year under review to EUR 400 million. At year-end 2009, the credit facility had a remaining term to maturity of almost three years. The loan is to be repaid as a lump sum upon maturity. The loan agreement sets out a number of ratios ("Financial Covenants"). The loan agreement also includes a change of control clause. The current investment programme can be funded from the existing credit facility.

OTHER RISKS AND CONTROL MEASURES

PROJECT RISKS

The nature of its activities is such that SMIT regularly carries out projects that carry potential risks.
Proper project management is essential in managing risks, which is why SMIT devotes a great deal of attention to continuous employee training, focusing on safety and the environment in particular. The SHE-Q Department develops tools to identify safety and environmental risks and define risk control measures. SHE-Q regularly carries out audits to test the effectiveness of those tools, as well as specific fleet audits. Budgeting and regularly determining forecasts of expected results from projects limit the financial risks associated with operations. The Tender Board procedure is an important risk management tool when considering large new contracts.

SMALLER LOCATIONS

Local management is required to monitor the complexity of operating in specific local conditions. Significant risks could arise if laws are subject to major changes, for example, or if their implementation and enforcement are uncertain. It is difficult to post qualified staff to remote areas for extended periods of time. The local operation is sometimes too small to justify a fully-fledged, comprehensive organisation with elaborate back-up structures. Instead, SMIT offers extra operational support to local management teams in the form of periodic visits from the supervising operational managers from the Divisions and from specialised staff members.

ASSOCIATED COMPANIES

A large part of SMIT's equity consists of joint ventures. SMIT has either direct or indirect representation on the boards of all non-consolidated associates. This representation grants SMIT access to their year-end and interim reports. External auditors audit the accounts of the main non-consolidated associated companies.

INTERNAL REPORTS

SMIT employs a strict system of internal reports and budget cycles. The financial reports are reviewed centrally and compared with the approved budgets. Forecasts are checked per quarter and adjusted where necessary. The company's fixed procedures include procedures for investments and disposals.

INSURANCE

SMIT has taken out sufficient insurance for its tangible fixed assets and its possible liability toward third parties.

CODE OF CONDUCT

The general standards and values for business that apply to all operating companies and to all employees are set out in SMIT's Code of Conduct. Both formally and informally, the Executive Board constantly stresses the importance of observing the Code. In addition, SMIT has a clear whistleblower system. Under that system, employees may report perceived irregularities without any danger to their legal position.

LETTERS OF REPRESENTATION

General Managers and Finance Managers within the SMIT organisation issue internal "Letters of Representation" on an annual basis in which they account for compliance with internal procedures and laws and regulations.

PROVISION OF INFORMATION

SMIT maintains open and transparent communications with its lenders and the financial community, including through regular contacts with analysts, investors and the financial media. Furthermore, the communication and contacts are evaluated periodically. Once published, the presentations that SMIT hands out to analysts and (institutional) investors and at press conferences and the webcasts can be accessed via the website.

FINANCIAL REPORTS, ANNUAL ACCOUNTS, AUDIT COMMITTEE, PROFIT APPROPRIATION AND THE ROLE OF THE AUDITOR

The way in which financial announcements are compiled and supervised is described in internal regulations which define the responsibilities and working methods of the people involved, the Executive Board, the Supervisory Board and the company's external auditor. The procedures are evaluated on a regular basis and adapted where necessary. SMIT's annual accounts are compiled and signed by the Executive Board and the Supervisory Board. The annual accounts are adopted by the General Meeting of Shareholders. The external auditor attends the Supervisory Board meeting at which the annual accounts are discussed and the meeting preceding the publication of the half-year figures.
An Audit Committee was formed in 2009. Its duties include monitoring the integrity of the financial reports, risk management and the external auditor's performance.

The policy on reserves and dividends is presented and discussed as a separate agenda item at the Annual General Meeting of Shareholders. One of SMIT's primary objectives is to create shareholder value, both by achieving growth and by distributing dividends to shareholders. SMIT's reserves policy is aimed at realising and maintaining the financial balance sheet ratios needed to achieve the company's growth targets. At the same time, SMIT advocates stable distribution of profits to its lenders. These principles generally result in approximately 50% of the profits being added to the reserves. The dividend is distributed in a form that suits SMIT's financial structure and as far as possible the interests of the shareholders.
The external auditor is appointed by the General Meeting of Shareholders after a recommendation by the Supervisory Board. The appointment of the external auditor is an agenda item every year. The external auditor's performance is periodically the subject of an in-depth review by the Supervisory Board and the Executive Board. The Executive Board reports to the Supervisory Board on any changes in the relationship with the external auditor, or in the external auditor's independence from the company. In line with the applicable professional rules, the external auditor will report to the Executive Board and the Supervisory Board about his or her independence vis-à-vis SMIT.
SMIT's external auditor also attends the General Meeting of Shareholders, which represents an opportunity to ask the external auditor questions concerning the auditor's opinion on the true and fair picture presented by the annual accounts.

ANTI-TAKEOVER MEASURES

SMIT's Articles of Association provide for the possibility of issuing cumulative preference shares. SMIT has concluded an option agreement with Stichting Preferente Aandelen Smit Internationale ("Smit Internationale Preference Shares Foundation"), under which SMIT has granted the Foundation an option to acquire cumulative preference shares to the amount of the par value of the ordinary shares outstanding at the moment when the option is exercised. By exercising the option, the Foundation can acquire 50% of the controlling rights in SMIT. The Foundation's objective is to protect the interests of SMIT and its group companies, and to do so in such a manner that the SMIT group's interests and the interests of all concerned receive the maximum protection possible and that the influences that could impair the SMIT group's independence and/or continuity and/or identity, to the detriment of those interests, are combated to the best of its abilities, and to do anything that relates to or may promote the aforementioned in the broadest sense. As part of its objective, the Foundation may exercise the option if control is seized, or seizure is imminent, or if that control is exercised or is about to be exercised against the company's wishes, for example in connection with a hostile takeover bid or an exercising of shareholder rights by one or more shareholders that might prejudice the interests of SMIT, its business and that of the stakeholders involved. In general terms, SMIT considers the exercising of the option by the Foundation to be a temporary measure used to create a period of consultation in which alternatives can be considered, and if necessary implemented, thereby securing the interests of SMIT and its stakeholders.

CONSEQUENCES OF A PUBLIC OFFER ON IMPORTANT AGREEMENTS

In addition to information stated elsewhere in the Annual Report as referred to in Article 1 of the Decree Implementing Article 10 of the European Takeover Directive (Besluit artikel 10 overnamerichtlijn), we provide further details below concerning the consequences of a public offer on important agreements.
"Change of control" clauses have been inserted into the shareholders' agreements at SMIT's principal associated companies. This

means that the partner may dissolve the joint venture agreement in the event of a change of control, although a penalty clause is generally included. The associated companies to which this applies are KST, SMIT Rebocadores Do Brasil, Ocean Marine Egypt, Towmar Smit Baltic, Smit Kueen Yang Harbour Services and Adriatic Towage. No change of control clause is specified for the joint venture Asian Lift; however, the partner's approval is required for any transfer of the shares, and the partner is entitled to make a bid for the shares that SMIT holds.
Change-of-control clauses are also included in many of the contracts with clients, particularly those of the Terminals Division. Those clauses grant the counterparty the right to terminate the agreement if control of SMIT changes hands. Several other contracts with clients include "termination for convenience" clauses, under which the counterparty may terminate the contract, regardless of whether or not a change of control has taken place, though generally a minimum period of notice and/or a buyout sum is stipulated. The clauses described apply to approximately 65% of the contracts concluded by the Terminals Division.
SMIT has signed a Senior Multicurrency Revolving Credit Facility Agreement for EUR 400 million with a syndicate of banks. That agreement includes a change of control clause. In the event of a change of control, the supply of additional funding under the facility may be discontinued, or, after a thirty-day period, repayment of some or all of the funds provided may be demanded.
As described in the section on remuneration policy on page 34 of this Annual Report, the director under the Articles of Association is not entitled to any extraordinary remuneration if SMIT undergoes a change of control. If the Chief Financial Officer, the two Managing Directors of the Divisions, the Director of Shared Resources, the Group Controller or the General Counsel leaves the company within a twelve-month period as a consequence of a change of control at SMIT, he is entitled to compensation based on the subdistrict court's formula, with a minimum of two years' salary.

DIRECTORS' STATEMENT

STATEMENT
as referred to in Article 5:25c(2)(c) of the Financial Supervision Act (Wet op het financieel toezicht)

The undersigned:

1. B. Vree, in his capacity as sole director under the Articles of Association of SMIT Internationale N.V., a public limited company having its registered office in Rotterdam ("SMIT"); and
2. G.L. Bruinsma, in his capacity as Chief Financial Officer of SMIT,

hereby declare that, to the best of their knowledge,

1° the annual accounts for the 2009 financial year are a true and fair representation of the assets, liabilities, financial position and results of SMIT and the companies jointly included in the consolidation; and
2° the Annual Report for the 2009 financial year provides a true and fair representation of the state of affairs as at the balance sheet date (31 December 2009) and of the course of business during 2009 at SMIT and its associated companies whose information is included in SMIT's annual accounts, and that the Annual Report describes the substantial risks facing SMIT.

Signed in Rotterdam on 8 March 2010.

Please refer to SMIT's website (www.smit.com) for the corporate governance statement as referred to in the Decree of 23 December 2004 on the Adoption of Further Requirements Concerning the Contents of Annual Reports.

REPORT OF THE SMIT INTERNATIONALE PREFERENCE SHARES FOUNDATION

The purpose of the Smit International Preference Shares Foundation ("Stichting Preferente Aandelen Smit Internationale"), with its registered office in Rotterdam, is to promote the interests of SMIT and its Group companies, as well as the interests of those companies maintained by SMIT and its Group companies. This is achieved in such a manner as to protect the interests of:

- SMIT, its Group companies, the companies maintained and the interests of all parties involved;
- the independence, continuity and identity of SMIT, its group companies and the companies maintained.

As at the balance sheet date, no cumulative preference shares in SMIT had been issued. On 25 September 1997, SMIT and Smit Internationale Preference Shares Foundation concluded an option agreement for the cumulative preference shares, which was amended by an addendum on 20 October 2008. Under that agreement, the Foundation made a commitment to SMIT to limit instances of exercising its option to a number of cumulative preference shares equal to the number of ordinary shares issued when the option is exercised. As part of its objective, the Foundation may exercise the option if, against the company's wishes, control is seized or about to be seized, or control is exercised or about to be exercised in SMIT and its Group companies, or the companies maintained by SMIT and its Group companies, for example in connection with a hostile takeover bid or an exercising of shareholder rights by one or more shareholders that might prejudice the interests of the SMIT Group, its business, or the stakeholders involved. The Board of the Foundation met twice with SMIT's Executive Board during the year under review in order to inquire into the 2008 annual figures and the state of affairs at SMIT. A delegation from the Foundation's Board attended the General Meeting of Shareholders of SMIT in 2009. Following the press announcement early in November 2009 about the planned merger between Boskalis and Smit, the Foundation communicated with the Executive Board in writing and in person about those plans. The non-financial background and the accompanying agreements regarding the merger were discussed, as were the ways in which they have been formalised for the next three years.
All members of the Foundation's Board are independent of SMIT. Appointments to the Foundation's Board do not require the approval of SMIT's Executive Board or Supervisory Board.

The members of the Board are:

Mr J. de Vroe, Chairman
Mr R.A.F. van de Kamp
Dr J.C.M. Hovers
Mr D. de Waard
Mr. R.P. Voogd

Rotterdam, 8 March 2010
The Board of "Stichting Preferente Aandelen Smit Internationale"


NO SMOKING
MARE TIRRENUM
SCHELDE 10
Harbour tugs of URS assisting the "Marre Tirrenum" on its way to Vlissingen.

SMIT

SHAREHOLDERS' PAGE

THE SMIT SHARE

The SMIT share is listed on NYSE Euronext Amsterdam. SMIT's authorised capital is EUR 138 million and is divided into 24 million ordinary shares, 28.8 million cumulative preference shares and 7.2 million cumulative preference financing shares. All shares have a par value of EUR 2.30.
The issuance of stock dividend caused the number of issued shares to rise by 553,005 during the period under review. As a result, SMIT's issued capital as at 31 December 2009 consists of 18,366,591 ordinary shares. All issued shares are fully paid up. At year-end 2009, SMIT did not hold any shares in its own capital.
As at 1 January 2010, the following shareholders had reported their capital interests to the Netherlands Authority for the Financial Markets (www.afm.nl) pursuant to the Disclosure of Major Holdings in Listed Companies Act (Wet Melding Zeggenschap in ter beurze genoteerde vennootschappen):

Koninklijke Boskalis Westminster N.V.	26.04%
Aviva plc	10.11%
Fairplay Schelde GmbH	9.99%
Delta Deelnemingen Fonds N.V.	5.52%
Janivo Beleggingen B.V.	5.37%

MOVEMENTS IN THE LISTING



Smit Internationale N.V.
AMX
Volume
Price (EUR)
Number of shares traded x 1,000
70
60
50
40
30
20
10
0
700
600
500
400
300
200
100
0
January 09
February 09
March 09
April 09
May 09
June 09
July 09
August 09
September 09
October 09
November 09
December 09

Movements in the share price

Lowest closing price during 2007	EUR 42.25
Highest closing price during 2007	EUR 70.39
Year-end 2007	EUR 70.00
Lowest closing price during 2008	EUR 29.06
Highest closing price during 2008	EUR 78.01
Year-end 2008	EUR 35.09
Lowest closing price during 2009	EUR 31.79
Highest closing price during 2009	EUR 60.65
Year-end 2009	EUR 60.25

DIVIDEND

An interim dividend of EUR 2.75 per share will be paid on 25 March 2010. The undistributed profits for 2009 will be added to the general reserves. The EUR 2.75 dividend is in line with SMIT's dividend policy of distributing approximately 50% of the net profit to shareholders.

This Annual Report will be discussed during the Annual General Meeting of Shareholders on Wednesday 12 May 2010, starting at 2.30 p.m. The meeting will be held at SMIT's head office, at Waalhaven O.Z. 85, 3087 BM in Rotterdam, the Netherlands.

For further information, please contact:
Ben Vree, Chairman of the Executive Board
Tel.: +31 (0)10 454 9911
Fax: +31 (0)10 454 9298
E-mail: b.vree@smit.com

"President Hubert" tows the "Ocean Cosmos" to safety.





A series of four newly built 3213 ASD tugs was delivered in 2009. They form the most powerful tugs of the fleet with 95 tonnes bollard pull.


SMIT
SMIT PANTHER
NASSAU
RESCUE

SMIT

SMIT INTERNATIONALE N.V. ANNUAL ACCOUNTS 2009

TABLE OF CONTENTS



LALLA FATMA N'SOUMER
LNG

Tugs of joint venture Keppel SMIT Towage assisting a LNG tanker in Singapore.

CONSOLIDATED INCOME STATEMENT

(in EUR 1,000)

	Note		2009		2008
Revenue	(4)	588,963		704,818	
Other operating income	(5)	6,440		3,561	
Total operating income			595,403		708,379
Third party costs and services	(6)	-249,639		-362,588	
Wages, salaries and social security charges	(7)	-166,951		-170,185	
Depreciation and amortization	(8)	-74,263		-63,093	
Total operating charges			-490,853		-595,866
Operating Profit			104,550		112,513
Financial income		4,504		7,049	
Financial expenses		-13,106		-18,107	
Net financing costs	(9)		-8,602		-11,058
Operating profit after financing costs and before taxation			95,948		101,455
Income tax expense	(10)		-14,160		-18,683
Share in results of associates and joint ventures	(14)		20,826		25,404
Profit for the period			102,614		108,176
Net profit attributable to:					
Shareholders of the company			102,384		107,808
Minority interest			230		368
Profit for the period			102,614		108,176
Average number of shares issued			18,366,591		17,636,070
Basic earnings per share	(27)	EUR	5.57	EUR	6.11
Diluted earnings per share	(27)	EUR	5.57	EUR	6.11

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in EUR 1,000)

			2009		2008
Profit for the period			102,614		108,176
Currency translation differences		7,001		-4,469	
Effective portion of changes in fair value of cash flow hedges		-2,136		-9,311	
Revaluation	(12)	-		44,632	
Other comprehensive income			4,865		30,852
Total comprehensive income for the period			107,479		139,028
Attributable to:					
Shareholders of the company			106,787		139,020
Minority interest			692		8
Total comprehensive income for the period			107,479		139,028



CONSOLIDATED BALANCE SHEET (BEFORE PROFIT APPROPRIATION)

(in EUR 1,000)

	Note	31 December 2009		31 December 2008	
Non-current assets					
Intangible fixed assets	(11)	136,748		132,672	
Tangible fixed assets	(12)	706,304		629,773	
Investments in associates and joint ventures	(14)	97,216		73,024	
Receivables	(15)	19,855		23,674	
Employee benefits	(24)	739		438	
Deferred tax assets	(16)	6,172		7,200	
			967,034		866,781
Current assets					
Inventories	(17)	8,878		8,927	
Work in progress	(18)	1,996		2,166	
Income tax receivable		1,922		2,538	
Trade and other receivables	(19)	161,074		243,755	
Cash and cash equivalents	(20)	48,442		69,814	
		222,312		327,200	
Current liabilities					
Bank overdraft	(20)	266		4,075	
Interest-bearing loans and borrowings	(21)	9,247		16,850	
Income tax payables		14,422		15,616	
Trade and other payables	(22)	149,823		203,977	
Derivatives	(28)	4,376		2,735	
Provisions	(25)	4,977		2,466	
		183,111		245,719	
Net current assets			39,201		81,481
Total assets less current liabilities			1,006,235		948,262
Less: Interest-bearing loans and borrowings	(23)	288,699		313,084	
Employee benefits	(24)	702		1,412	
Deferred tax liabilities	(16)	48,705		47,238	
Derivatives	(28)	10,816		10,244	
Provisions	(25)	12,306		8,640	
Total non-current liabilities			361,228		380,618
Equity	(26)		645,007		567,644
Equity specified as follows:					
Issued capital		42,243		40,971	
Share premium		103,759		105,031	
Revaluation reserve		44,632		44,632	
Other reserves		351,093		268,546	
Retained earnings		102,384		107,808	
Total equity attributable to the shareholders of the Company		644,111		566,988	
Minority interest		896		656	
Total equity	(26)		645,007		567,644

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in EUR 1,000)

	Share capital	Share premium	Revaluation reserve	Translation reserve	Hedging reserve	General reserve	Unappropriated result	Minority interest	Total equity
Balance, as at 1 January 2008	36,384	22,654	-	-16,236	-382	216,602	105,604	853	365,479
Appropriation of profit	-	-	-	-	-	105,604	-105,604	-	-
Total comprehensive income	-	-	44,632	-4,109	-9,311	-	107,808	8	139,028
Issue of shares	3,635	83,331	-	-	-	-	-	-	86,966
Dividends to shareholders	952	-954	-	-	-	-23,622	-	-205	-23,829
Balance, as at 31 December 2008	40,971	105,031	44,632	-20,345	-9,693	298,584	107,808	656	567,644
Appropriation of profit	-	-	-	-	-	107,808	-107,808	-	-
Total recognized income	-	-	-	6,539	-2,136	-	102,384	692	107,479
Dividends to shareholders	1,272	-1,272	-	-	-	-29,664	-	-452	-30,116
Balance, as at 31 December 2009	42,243	103,759	44,632	-13,806	-11,829	376,728	102,384	896	645,007



Bulk carrier "Full City" grounded on the rocks in stormy weather off the coast of Norway and was severely damaged. SMIT Salvage removed all heavy fuel oil from the tanks and, after several repairs, successfully refloated the vessel.

SMIT

CONSOLIDATED STATEMENT OF CASH FLOWS

(in EUR 1,000)

		2009		2008
Profit for the period	102,614		108,176	
Adjustments to reconcile profit for the period to net cash generated by operational activities:				
Profit on sale of tangible fixed assets	-5,090		-2,400	
Depreciation and amortization	74,263		63,093	
Movements in provisions	-832		-3,516	
Interest income	-4,504		-7,049	
Interest expense	13,106		18,107	
Share in result of associates and joint ventures	-20,826		-25,404	
Dividends received from associates and joint ventures	7,653		18,987	
Income tax expense	14,160		18,683	
Movements in working capital, excluding cash and cash equivalents	43,587		5,506	
Cash generated from operations	*224,131*		*194,183*	
Net interest paid	-8,532		-10,158	
Tax paid	-17,533		-18,207	
Cash flow from operating activities		198,066		165,818
Investments in tangible fixed assets	-141,907		-177,311	
Proceeds from disposal of tangible fixed assets	22,224		7,147	
Acquisition of subsidiaries, net of cash acquired	-18,458		-74,406	
Acquisition of associates and joint ventures	-17,568		-3,177	
Other movements in non-current assets	5,483		-2,630	
Cash flows from investing activities		-150,226		-250,317
Dividends paid	-30,116		-23,624	
Proceeds from the issue of interest-bearing loans and borrowings	422		176,381	
Repayments of interest-bearing loans and borrowings	-32,461		-52,075	
Cash flows from financing activities		-62,155		100,682
Increase in cash and cash equivalents		-14,315		16,183
Cash and cash equivalents at beginning of year		65,739		44,878
Effect of exchange rate fluctuations on cash held		-3,248		4,678
Cash and cash equivalents at end of year		48,176		65,739



Tugs of joint venture SMIT Kueen Yang during an assistance in the port of Taipei, Taiwan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 GENERAL

Smit Internationale N.V. operates in an international environment with a leading position in maritime services in 4 divisions:

- Harbour Towage
- Terminals
- Salvage
- Transport & Heavy Lift

Smit Internationale N.V. (referred to below as "the Company") is a company domiciled in The Netherlands with its registered office in Rotterdam. The Smit Internationale N.V. shares are listed on the NYSE Euronext Amsterdam stock exchange. The consolidated financial statements of the Company for the year ended 31 December 2009 comprise the Company and its subsidiaries (together referred to as "the Group"). The 2009 annual accounts will be submitted for approval to the Annual General Meeting of Shareholders on 12 May 2010. The exemption pursuant to Article 402 of Book 2 of the Netherlands Civil Code has been used with reference to the separate financial statements of Smit Internationale N.V. The list containing data in respect of subsidiaries, associates and joint ventures, as referred to in Article 379, Book 2, Title 9 of the Netherlands Civil Code, has been filed with the Companies Register Office in Rotterdam.

2 COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

2.1 COMPLIANCE STATEMENT

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (hereinafter referred to as "EU-IFRS"). The financial statements were authorized for issue by the Executive Board on 8 March 2010.

2.2 NEW STANDARDS

A number of new standards, changes in standards and interpretations has become mandatory in 2009 and have been applied in the Group's 2009 consolidated financial statements. To the extent that these new standards and changes are likely to be relevant a summary is stated below.

- IFRS 8 *Operating Segments* introduces the "management approach" to segment reporting. Consequently segment information will be based on the internal reports regularly reviewed by the Group's Chief Operating Decision Maker in order to assess each segment's performance and to allocate resources to them. The primary segments that were reported in the 2008 annual accounts are similar to the reportable operating segments under IFRS 8.

- IFRIC 14 *The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction* clarifies that availability of pension assets is the case when, at the balance sheet date, there is an unconditional right to the surplus now or in the future by means of reimbursements and/or reductions in future contributions. IFRIC 14 furthermore addresses the impact of minimum funding requirements. In 2009 these minimum funding requirements have led to a (additional) liability in the balance sheet related to a surplus created by (additional) prepayments which is not available in full by means of an unconditional right to refunds from the plan or reductions in future contributions.

- IAS 1 *Presentation of Financial Statements* introduces the term "total comprehensive income". The "total comprehensive income" represents changes in equity during a period other than those changes resulting from transactions with owners in their capacity as owners. IAS 1 has no impact on the presentation of the statement of "total comprehensive income".

- IAS 23 *Borrowing costs* requires that an entity capitalizes borrowing costs directly attributable to an acquisition as part of the cost of that asset. In the past the option existed to either expense borrowings costs or to capitalize them. The Group already capitalized borrowing costs directly attributable to an asset and therefore this revision of IAS 23 will have no impact on the consolidated annual accounts of the Group.

A number of new standards, changes in standards and interpretations are not yet effective for the year ended 31 December 2009. None of these standards will have impact on the Group consolidated financial statements except for the revised standard IFRS 3 *Business combinations* and the revised standard IAS 27 *Consolidated and Separate Financial Statements* which may have some impact. The consequent changes which are likely to be relevant relate to:

- A contingent consideration will be measured at fair value, with subsequent changes therein recognized in profit or loss.
- Transaction costs will be expensed as incurred.
- Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognized in profit or loss.

3 PRINCIPLES OF FINANCIAL REPORTING

3.1 FORMAT AND VALUATION

The financial statements are stated in euros, representing the reporting currency of the Group, rounded off to the nearest thousand. They are prepared on the historical cost basis, unless otherwise stated. The accounting principles set out below have been applied consistently to all periods presented in these financial statements. The accounting policies have been applied consistently by Group entities.

The preparation of the financial statements in conformity with EU-IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognized in the financial statements are described in the following notes:

- Note 8 - Depreciation periods for tangible fixed assets and amortization periods of intangible fixed assets;
- Note 11 - Impairment test on intangible fixed assets;
- Note 24 - Valuation of the liability for defined benefit obligations;
- Note 25 - Provisions.

3.2 CONSOLIDATION

The consolidated accounts include the accounts of Smit Internationale N.V. and its subsidiaries. Subsidiaries are those entities controlled by Smit Internationale N.V. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Where the Group owns less than 100%, the interest of third parties is separately disclosed in the balance sheet. Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognized gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. Where the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations in respect of the associate. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's share of the total recognized gains and losses of joint ventures on an equity accounted basis.
Intragroup balances and transactions, and any unrealized gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and joint ventures are eliminated to the extent of the Group's interest in the entity. Unrealized gains from transactions with associates and joint ventures are eliminated against the investment in the associate or joint venture. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

3.3 FOREIGN CURRENCIES

Transactions in foreign currencies are translated into euros at the foreign exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are converted into euros at the applicable rates on the balance sheet date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Assets and liabilities of foreign subsidiaries (including goodwill and fair value adjustments arising on consolidation), associates and joint ventures are converted into euros at the rates applicable on the balance sheet date. Income and expenses of foreign subsidiaries and results of associates and joint ventures are converted into euros at the average exchange rate during the financial year.

Exchange rates applied in this respect were:

	Year-end 2009	Average 2009	Year-end 2008	Average 2008
USD	0,69686	0,71759	0,70771	0,68065
SGD	0,49640	0,49393	0,48960	0,48151
CAD	0,66423	0,62772	0,57422	0,64273
GBP	1,10558	1,11532	1,02564	1,25574
ZAR	0,09430	0,08618	0,07437	0,08416

Exchange differences resulting from normal business operations are included in the operating profit.
Exchange differences arising from the translation of net investments, including long-term intercompany loans, in foreign subsidiaries, associates and joint ventures are transferred directly to the translation reserve, having due regard for the tax effect. Exchange differences on non-current liabilities in foreign currencies, entered into in order to hedge the net investments in foreign subsidiaries, associates and joint ventures, are also directly transferred to the translation reserve. On disposal or liquidation of a foreign subsidiary, associate or joint venture, related accumulated exchange differences are released to the income statement.

3.4 DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks. The Group does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are stated at fair value, with any resulting gains or losses recognized in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

FAIR VALUE MEASUREMENT

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, which is the present value of the quoted forward price. In the event that there is no quoted market price available, the fair value is estimated by determining the net present value of the difference between the contractual and current price of the remaining duration based on a risk free interest rate.
The fair value of trade and other receivables and non-derivative financial liabilities is estimated at the present value of the future cash flows discounted at the market interest rate at the reporting date.

CASH FLOW HEDGES

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognized asset or liability, or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognized directly in equity. If the forecasted transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognized directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (i.e. when interest income or expense is recognized). For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognized in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognized immediately in the income statement.
When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognized in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealized gain or loss recognized in equity is recognized immediately in the income statement.

3.5 IMPAIRMENT

The carrying amount of the Group's assets, excluding inventories, an asset arising from defined benefit plans and deferred tax assets are reviewed on each balance sheet date to determine whether there is any indication of impairment. If any such indication exists the recoverable amount of the asset is estimated. The recoverable amount of goodwill, assets with an indefinite useful life and intangible assets that are not yet available for use is estimated annually. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (or groups of units) and then to reduce the carrying amount of the other assets in the unit (or group of units).

The recoverable amount of the Group's investments in receivables carried at amortized cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate. The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects both the current market assessment of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill is not reversed. An impairment loss of a receivable carried at amortized cost is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3.6 INTANGIBLE FIXED ASSETS

GOODWILL

Goodwill arises on the acquisition of subsidiaries, associates and joint-ventures. Goodwill represents the excess of the cost of the acquisition over the Groups' interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (negative goodwill), it is recognized immediately in profit or loss. Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the net assets acquired at the acquisition date.
Goodwill is measured at cost less accumulated impairment losses. An impairment test is performed annually. Moreover an impairment test is carried out if there are indications of decreases in value (see paragraph 3.5).
In respect of equity accounted associates and joint ventures, the carrying amount of goodwill is included in the carrying amount of the investment.

OTHER INTANGIBLE FIXED ASSETS

Other intangible fixed assets are only capitalized if it is probable that the expected future economic benefits are attributable to the asset will flow to the entity and the costs of the asset can be measured reliably.
Other intangible fixed assets with a finite useful life are valued at costs less cumulative depreciation and impairment losses.

3.7 TANGIBLE FIXED ASSETS

Tangible fixed assets are valued at cost less accumulated depreciation and impairment losses from the date of being put into operational service. The depreciation, allowing for an assumed residual value, is calculated over the estimated useful lives assigned to the various categories of assets. Vessels and equipment under construction are included in the balance sheet on the basis of installments paid, including interest during construction. Where a tangible fixed asset comprises major components that have different useful lives, they are accounted for as separate items.

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as financial leases. Tangible fixed assets acquired by way of a financial lease are stated at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

3.8 INVENTORIES

Inventories are stated at the lower of cost and net realizable value. The net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The cost of inventories is based on the first-in-first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

3.9 WORK IN PROGRESS

Work in progress is stated at cost plus profit recognized to date less a provision for foreseeable losses and less progress billings. Work in progress is recognized based on the stage of completion of the contract at the balance sheet date in accordance with IAS 18. The percentage of completion of a project is determined on the basis of the services performed in relation to the total services contracted for the project. If it is probable that the total contract costs will exceed the total contract revenue, the expected loss is recognized as an expense immediately. If the outcome of a contract cannot be estimated reliably, revenue is recognized only to the extent that it is probable that contract costs will be recovered and contract costs are recognized as an expense in the period in which they are incurred.

3.10 RECEIVABLES AND LIABILITIES

Receivables and liabilities are initially recognized at fair value plus respectively minus directly attributable transactions costs. Subsequent to initial recognition receivables are stated at amortized cost minus impairment losses. Subsequent to initial recognition liabilities are stated at amortized costs based on the effective interest rate method.

Salvage work that is completed at the balance sheet date, but for which the proceeds are not yet finally determined between parties, is recognized at expected proceeds taking into account the estimation uncertainty. If the revenue of a completed salvage contract cannot be estimated reliably, revenue is recognized to the extent of contract cost recognized.

3.11 INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the profit and loss account over the period of the borrowings on an effective interest basis.

3.12 PROVISIONS

A provision is recognized in the balance sheet when the Group has legal or constructive obligations as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows based on the pre-tax discount rate.

3.13 DEFERRED TAXES

Deferred taxes relate to liabilities and receivables arising from temporary differences between the carrying value and the tax base valuation of assets and liabilities and from tax losses carry forward. Deferred taxes are recognized at nominal value. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applies to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

3.14 EMPLOYEE BENEFITS

Obligations to contribute to defined contribution pension plans are recognized as an expense in the income statement as incurred.

The net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. This future benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the "projected unit credit method".

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.
All actuarial gains and losses as at 1 January 2004, the date of transition to EU-IFRS, were recognized. In respect of actuarial gains and losses that arise subsequent to 1 January 2004 in calculating the Group's obligation in respect of a plan, to the extent that any cumulative unrecognized actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized. Where the calculation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

The Group's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the Group's obligations.

3.15 REVENUE

Revenue from services rendered is recognized in the income statement in proportion to the stage of completion of the transaction at the balance sheet date. Services mainly relate to chartering of equipment and contracting of personnel. Revenue from the sale of goods (mainly vessels and other equipment) is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from salvage work that is completed at the balance sheet date, but for which the proceeds are not yet finally determined between parties, is recognized at expected proceeds taking into account the estimation uncertainty. If the revenue of a contract cannot be estimated reliably, revenue is recognized to the extent of contract cost recognized.

3.16 EXPENSES

Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

3.17 NET FINANCING COSTS

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, minus the during the period of construction of tangible fixed assets capitalized interest.

Interest income is recognized in the income statement as it accrues, using the effective interest method. The interest expense component of financial lease payments is recognized in the income statement using the effective interest rate method.

3.18 INCOME TAX

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

3.19 DIVIDENDS

Dividends are recognized as a liability in the period in which they are declared.

3.20 CONSOLIDATED STATEMENT OF CASH FLOWS

The consolidated statement of cash flows is drawn up using the indirect method. Cash is defined as cash and cash equivalents including bank overdrafts as presented in the notes to the cash and cash equivalents and interest-bearing loans and borrowings. Cash flows are presented separately in the statement of cash flows as cash flows from operating activities, investing activities and financing activities. Interest on long-term financing is recognized in the cash flow from operating activities. Dividends paid to shareholders and holders of minority interests are recognized in the cash flow from financing activities.

3.21 SEGMENT REPORTING

Segment reporting is presented in respect of operational segments. Operational segments are identified based on the activities of the Group, which is also in conformity with the management structure. For each of these operational segments information is provided and used by management. The following operational segments are identified:

Harbour Towage: harbour towage and related maritime services.
Terminals: towage services and related maritime and management services to offshore and onshore terminals.
Salvage: salvage, wreck removal, environmental protection and consultancy.
Transport: chartering and barge rental.
Heavy Lift: heavy lifting, subsea services and marine support to a variety of civil and offshore projects.
Transactions between operational segments are concluded at arm's length. The accounting policies for individual operational segments comply with the Group's accounting policies.

These annual accounts also include geographical information which does not qualify as (operational) segment information. In respect of the presentation of geographical information, revenue is disclosed


SMIT

based on the location of the customers, assets are included based on the location of the operational and commercial management of the assets.

The external revenues relate to the provision of services. Other operating income mainly relates to profits realized on the sale of vessels.

3.22 NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up-to-date in accordance with applicable EU-IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell.
A discontinued operation is a clearly distinguishable component of the Group's business that is abandoned or terminated pursuant to a single plan, and which represents a separate major line of business or geographical area of operations.


SMIT

4 SEGMENT REPORTING

SEGMENT REPORTING SPECIFIED BY ACTIVITY

(in EUR 1 million)

Year 2009	Harbour Towage	Terminals	Salvage	Transport	Heavy Lift	Holding	Eliminations	Group
Revenue from third parties	148	93	93	138	113	4	-	589
Inter-segment revenue	2	5	1	19	6	23	-56	-
Other operating income	5	-	-	1	-	-	-	6
Total revenue	155	98	94	158	119	27	-56	595
Operating Profit	18	18	28	36	11	-6	-	105
Net financing costs	-3	-2	-	-3	-	-1	-	-9
Operating profit after financing costs and before taxation	15	16	28	33	11	-7	-	96
Income tax expense	-2	-4	-7	-5	-2	6	-	-14
Share result in associates and joint ventures	9	3	-	2	7	-	-	21
Profit for the period	22	15	21	30	16	-1	-	103
Segment assets	355	200	118	232	75	143	-31	1,092
Investment in associates and joint ventures	59	6	-	14	18	-	-	97
Total assets	414	206	118	246	93	143	-31	1,189
Total liabilities	97	54	43	86	28	267	-31	544
Depreciation and amortization expense	-29	-13	-4	-23	-4	-1	-	-74
Capital expenditure	37	32	1	44	27	1	-	142

Within the Division Salvage EUR 26.5 million is included in the operating profit which reflects the financial settlement of prior year salvage projects (2008: EUR 3.9 million). Included in this amount is the impact of the settlement of the salvage project "Thunderhorse". In 2009 the Group and British Petroleum (BP) reached a settlement with regard to the salvage operation "Thunderhorse" in the Gulf of Mexico (2005).

SEGMENT REPORTING SPECIFIED BY GEOGRAPHICAL AREA

(in EUR 1 million)

Year 2009	Netherlands	Rest of Europe	Africa	Americas	Australasia	Group
Revenue from third parties	58	246	128	82	75	589
Segment assets	323	381	121	127	237	1,189
Capital expenditure	57	38	20	7	20	142

SEGMENT REPORTING SPECIFIED BY ACTIVITY

(in EUR 1 million)

Year 2008	Harbour Towage	Terminals	Salvage	Transport	Heavy Lift	Holding	Eliminations	Group
Revenue from third parties	179	66	109	193	152	6	-	705
Inter-segment revenue	6	2	8	22	4	22	-64	-
Other operating income	-	3	-	-	-	-	-	3
Total revenue	185	71	117	215	156	28	-64	708
Operating Profit	33	11	17	40	20	-8	-	113
Net financing costs	-3	-2	-	-4	-	-2	-	-11
Operating profit after financing costs and before taxation	30	9	17	36	20	-10	-	102
Income tax expense	-10	-2	-2	-7	-4	6	-	-19
Share result in associates and joint ventures	5	2	-	4	14	-	-	25
Profit for the period	25	9	15	33	30	-4	-	108
Segment assets	292	143	160	263	81	213	-31	1,121
Investment in associates and joint ventures	40	3	-	15	15	-	-	73
Total assets	332	146	160	278	96	213	-31	1,194
Total liabilities	95	41	52	117	38	314	-31	626
Depreciation and amortization expense	-27	-10	-2	-21	-2	-1	-	-63
Capital expenditure	78	48	6	35	7	3	-	177

SEGMENT REPORTING SPECIFIED BY GEOGRAPHICAL AREA

(in EUR 1 millions)

Year 2008	Netherlands	Rest of Europe	Africa	Americas	Australasia	Group
Revenue from third parties	33	381	104	78	109	705
Segment assets	307	416	111	128	232	1,194
Capital expenditure	47	74	16	14	26	177

5 OTHER OPERATING INCOME

	2009	2008
Other	1,350	1,161
Net gains on disposal of tangible fixed assets	5,090	2,400
	6,440	3,561

SMIT

6 THIRD PARTY COSTS AND SERVICES

	2009	2008
Crew	10,389	9,129
Maintenance and repair	30,854	35,322
Insurance	9,321	8,979
Fuel and lubricants	18,106	32,132
Chartered equipment and services from third parties	123,534	204,987
Other direct operational expenses	27,618	25,831
Indirect costs	29,817	46,208
	249,639	362,588

During the year ended 31 December 2009 EUR 7.0 million was recognized as an expense in the income statement in respect of operating leases (2008: EUR 6.6 million) through limited partnerships (Dutch: "CV-constructies"). The Group has an option to purchase these vessels 8 years after the commencement of the lease period at a fixed price.

In respect to other operational lease agreements EUR 16.0 million was recognized in the profit and loss account (2008: EUR 15.7 million).

7 WAGES, SALARIES AND SOCIAL SECURITY CHARGES

	2009	2008
Wages and salaries	140,981	145,365
Social security contributions	15,850	16,154
Contributions to defined contribution plans	5,587	4,779
Costs related to increase in liability for defined benefit plans	4,533	3,887
	166,951	170,185

Payments to present and former statutory directors and present and former members of the Supervisory Board together, as referred to in Article 383 Paragraph 1, Book 2, Title 9 of the Netherlands Civil Code, amounted to EUR 0.9 million (2008: EUR 1.0 million) and EUR 0.2 million (2008: EUR 0.1 million), respectively.
The so-called Strategic Committee (StratCom) of the Group consists of five members being the CEO, the CFO, the Managing Director Harbour Towage and Terminals, the Managing Director Salvage and Transport & Heavy Lift and the Managing Director Shared Resources.

Remuneration StratCom

	Short-term employee benefits (fixed)	Short-term employee benefits (variable)	Post-employment benefits	Total 2009
2009				
B. Vree, CEO*)	410	345	137	892
Other StratCom members	1,032	724	214	1,970
Total	1,442	1,069	351	2,862

2008	Short-term employee benefits (fixed)	Short-term employee benefits (variable)	Post-employment benefits	Total 2008
B. Vree, CEO*)	385	451	127	963
Other StratCom members	980	949	183	2,112
Total	1,365	1,400	310	3,075

*) Statutory director of Smit Internationale N.V.
During 2009 (and 2008) no share based payments were granted to the Executive Board.

Remuneration of the Supervisory Board	Total 2009	Total 2008
H.J. Hazewinkel	23	-
F.E.L. Dorhout Mees	35	35
W. Cordia	32	30
R.R. Hendriks	32	30
H.C.P. Noten	32	30
Total	154	125

Employees

In 2009 the average number of persons employed was 3,618 (2008: 3,545). At year-end the number of persons employed per division was as follows:

Divisions	31.12.2009	31.12.2008
Harbour Towage	1,153	1,194
Terminals	589	511
Salvage	164	176
Transport & Heavy Lift	1,281	1,487
Other	331	351
	3,518	3,719

8 DEPRECIATION AND AMORTIZATION

	2009	2008
Amortization of intangible fixed assets	7,653	7,188
Vessels and other floating equipment	58,872	49,212
Buildings	365	353
Other	7,373	6,340
	74,263	63,093

9 NET FINANCING COSTS

	2009	2008
Interest income on non-current receivables	810	930
Other interest income	3,694	6,119
Interest income	4,504	7,049
Interest charges	-13,106	-18,107
Net financing costs	-8,602	-11,058

Net financing costs include EUR 0.6 million capitalized financings costs with respect to vessels under construction (2008: EUR 3.0 million). The interest percentage applied during the period of construction is 1.2% (2008: 2.6%).

SMIT

10 TAXATION

Recognized in the profit and loss account	2009	2008
Current tax expense		
Current year	-19,288	-20,546
Prior year items	-3,815	-20
Valuation of previously not fully recognized tax losses	7,915	-
	-15,188	-20,566
Deferred tax expense		
Movement in temporary differences	428	1,621
Changes in tax rate	281	250
Capitalisation of tax losses	319	12
	1,028	1,883
Total income tax expense	-14,160	-18,683

The tax rate, expressed as a percentage of the operating result before taxation and before the share in the results of associated companies and joint ventures, amounts to 14.8% (2008: 18.4%).

		%	2009		%	2008
Domestic tax rate in the Netherlands		25.5			25.5	
Result from ordinary activities before taxation	95,948	-25.5	-24,467	101,455	-25.5	-25,871
Effect of tax rate adjustment		0.3	281		0.2	250
Effect of rate differences of foreign subsidiaries		7.3	7,014		8.4	8,529
Non-deductible costs		-1.2	-1,106		-2.4	-2,431
Effect of losses for which no deferred tax asset has been recognized		-0.3	-243		-0.9	-888
Valuation of previously not fully recognized tax losses		8.2	7,915		-	12
Effect of adjustments previous years		0.2	181		-	-20
Recognition/release of provision concerning foreign tax risks		-3.2	-3,095		1.0	1,043
Other		-0.6	-640		0.7	693
Effective tax charge		-14.8	-14,160		-18.4	-18,683

During the year deferred tax assets on loss compensation, which were previously not fully recognised, have been utilised and recognized. These losses mainly relate to former activities in the United Kingdom which can now be utilised in the Dutch fiscal unity.

Deferred tax recognized directly in equity	2009	2008
Taxation on changes in fair value of cash flow hedges	421	2,919

11 INTANGIBLE FIXED ASSETS

	Goodwill	Other Intangible Fixed Assets	Total
Balance as at 1 January 2009:			
Costs	83,273	56,529	139,802
Accumulated amortization	-	-7,130	-7,130
Carrying amount	83,273	49,399	132,672
Movements in the carrying amounts:			
Capital expenditure	7,690	4,039	11,729
Amortization	-	-7,653	-7,653
Translation differences	412	-412	-
Total movements	8,102	-4,026	4,076
Balance, as at 31 December 2009:			
Costs	91,375	60,156	151,531
Accumulated amortization	-	-14,783	-14,783
Carrying amount	91,375	45,373	136,748

	Goodwill	Other Intangible Fixed Assets	Total
Balance as at 1 January 2008:			
Costs	6,437	-	6,437
Accumulated amortization	-	-	-
Carrying amount	6,437	-	6,437
Movements in the carrying amounts:			
Capital expenditure	76,836	56,529	133,365
Amortization	-	-7,188	-7,188
Translation differences	-	58	58
Total movements	76,836	49,399	126,235
Balance, as at 31 December 2008:			
Costs	83,273	56,529	139,802
Accumulated amortization	-	-7,130	-7,130
Carrying amount	83,273	49,399	132,672

Other intangible fixed assets mainly comprise intangible fixed assets which were recognized as a result of acquisitions. This balance sheet item primarily relates to customer portfolios and trademarks.

The amortization percentages for the various types of intangible fixed assets are as follows:

Type	**Percentage**
Customer portfolios / customer contracts	8%-14%
Trade marks	25%

The goodwill recognized in 2009 relates to the acquisition of shares of Minette Bay Ship Docking Ltd. as at 30 December 2009.

The goodwill included as at 31 December 2008, which mainly relates to the acquisition of shares of Towage Holdings N.V., has been tested for impairment during the year. In this test the goodwill has been allocated to the cash-generating unit representing the lowest level within the Group at which the goodwill is monitored for internal management purposes, which does not exceed the level of the operational segments.

The total carrying amount of the goodwill per unit amounts to:

	2009	2008
SMIT Transport Belgium	41,838	41,838
SMIT Harbour Towage Belgium	33,394	33,394
Other units individual insignificant	16,143	8,041
Total	91,375	83,273

The recoverable amount of the cash-generating unit is determined on the value in use. The forecasted cash flows are based on Group management estimates based on previous period experiences and expected market developments, whereby markets are expected to recover as from 2011. The calculation is based on forecasted cash flows for a 3-years period. Cash flows after year 3 are projected with an estimated growth rate of 2% in revenues and 1% in costs for a 7-years period. The perpetual cash flows are calculated using a growth rate of 1%. This growth rate estimate does not exceed the long term average growth which may be expected for the activities as performed by the cash-generating unit.

The average discount rate used (pre-tax) reflects the specific risks of the cash-generating units and amounts to 10.9% for Smit Harbour Towage Belgium, 8.3% for Smit Transport Belgium and 13.8% for the other units. Based on the completed impairment test no impairment has been recognized as the value in use of the cash-generating unit exceeds the carrying amount of cash-generating unit's assets and liabilities including the goodwill which has been allocated to this cash-generating unit.


M S C
SMIT LIPUMA

Bunker barge "Smit LiPuma" delivers bunker oil to vessels in the port of Durban, South Africa.

12 TANGIBLE FIXED ASSETS

	Vessels and other floating equipment	Vessels/ equipment under con-struction	Land and buildings	Other	Total
Balance, as at 1 January 2009:					
Costs	734,470	111,777	7,325	48,459	902,031
Accumulated Depreciation	-243,249	-	-5,313	-23,696	-272,258
Carrying amount	491,221	111,777	2,012	24,763	629,773
Movements in the carrying amount:					
Acquisitions through business combinations	11,500	-	-	-	11,500
Capital expenditures	66,003	69,017	469	6,419	141,908
Cost of disposals	-39,515	-	-8	-358	-39,881
Accumulated depreciation related to disposals	22,427	-	3	317	22,747
Vessels put into operation	105,677	-105,677	-	-	-
Depreciation	-58,872	-	-365	-7,373	-66,610
Translation differences	6,621	1,130	19	176	7,946
Other	-237	-1,014	-	172	-1,079
Total movements	113,604	-36,544	118	-647	76,531
Balance, as at 31 December 2009:					
Cost	863,053	75,233	7,868	55,383	1,001,537
Depreciation	-258,228	-	-5,738	-31,267	-295,233
Carrying amount	604,825	75,233	2,130	24,116	706,304

In 2009 no impairment losses have been included in the depreciation (2008: nil).
The Group leases assets under a number of financial lease agreements. At 31 December 2009 the carrying amount of these leased vessels amounted to EUR 7.2 million (2008: EUR 6.8 million).
At 31 December 2009 approximately 28% of tangible fixed assets were subject to a registered debenture to secure bank loans (2008: 36%).

The depreciation percentages for the various types of tangible fixed assets are as follows:

Type	**Percentage**
Vessels and other floating equipment	4.25%-10%
Survey vessels	20%-40%
Land and buildings	2%-10%
Other	20%-33%

	Vessels and other floating equipment	Vessels/ equipment under construction	Land and buildings	Other	Total
Balance, as at 1 January 2008:					
Costs	441,876	80,638	6,794	44,388	573,696
Accumulated Depreciation	-212,212	-	-4,914	-23,907	-241,033
Carrying amount	229,664	80,638	1,880	20,481	332,663
Movements in the carrying amount:					
Revaluation	31,834	-	-	-	31,834
Acquisitions through business combinations	141,307	11,032	338	1,000	153,677
Capital expenditures	77,937	87,818	97	11,459	177,311
Cost of disposals	-15,680	-	-62	-2,965	-18,707
Accumulated depreciation related to disposals	11,353	-	62	2,545	13,960
Vessels put into operation	67,011	-67,011	-	-	-
Depreciation	-49,212	-	-353	-6,340	-55,905
Translation differences	-3,626	-535	50	34	-4,077
Other	633	-165	-	-1,451	-983
Total movements	261,557	31,139	132	4,282	297,110
Balance, as at 31 December 2008:					
Cost	734,470	111,777	7,325	48,459	902,031
Depreciation	-243,249	-	-5,313	-23,696	-272,258
Carrying amount	491,221	111,777	2,012	24,763	629,773

13 INVESTMENTS IN SUBSIDIARIES

The most important acquisition in 2009 relates to the acquisition of Minette Bay Ship Docking Ltd., Prince Rupert, Canada on 30 December 2009. As the acquisition was realized at the end of the year Minette Bay has not contributed to the revenue and profit of 2009.

Based on the preliminary purchase price allocation the effect of above mentioned acquisition on the assets and liabilities of the Group on acquisition date is as follows:

	Amounts recognized on acquisition date
Tangible fixed assets	11,500
Other assets	315
Deferred tax liabilities	-872
Other liabilities	-175
Net amount of identified assets and liabilities (100%)	10,768
Purchase price in cash	18,458
Goodwill at acquisition	7,690

In the determination of the net identifiable assets and liabilities, the original carrying amounts of the tangible fixed assets (EUR 3.3 million) and deferred tax liabilities (EUR 0.8 million) have been subject to fair value adjustments.

14 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2009	2008
Investments in associates	711	443
Investments in joint ventures	96,505	72,581
	97,216	73,024

The main associates are:

Associates	**Segment**	**Ownership**
Damietta for Maritime Services Company S.A.E.	Terminals	31%
Fleetcare Services Pte. Ltd.	Transport	45%

Summary of financial information on associates – based on the Group's interest:

	2009	2008
Assets	797	612
Liabilities	-86	-169
Equity	711	443
Revenues	1,129	1,231
Result	329	118

The main joint ventures are:

Joint venture	**Segment**	**Ownership**
SMIT Rebocadores do Brasil S.A., Brazilië	Harbour Towage	50%
Keppel SMIT Towage Pte. Ltd., Singapore	Harbour Towage	49%
Maju Maritime Pte. Ltd., Singapore	Harbour Towage	49%
Towmar SMIT Baltic UAB, Litouwen	Harbour Towage	50%
Ocean Marine Egypt S.A.E., Egypte	Transport	50%
Octomar Servicos Maritimos Limitada (Ltda), Angola	Heavy Lift	50%
Asian Lift Pte., Singapore	Heavy Lift	50%

Summary of financial information on joint ventures – based on Smit's interest:

	2009	2008
Non-current assets	153,538	118,088
Current assets	33,514	38,092
Non-current liabilities	-68,875	-59,587
Current liabilities	-21,672	-24,012
Net equity	96,505	72,581
Revenues	81,814	77,902
Result	20,497	25,286

15 NON-CURRENT RECEIVABLES

	31.12.2009	31.12.2008
Loans to associates and joint ventures	12,991	18,021
Other non-current receivables	6,864	5,653
	19,855	23,674

16 DEFERRED TAX ASSETS AND LIABILITIES

	Intangible fixed assets	Tangible fixed assets	Derivates	Value of loss tax carry-forwards recognized	Other	Total
Balance, as at 1 January 2009:	-10,598	-25,042	2,919	1,921	-9,238	-40,038
Recognized in income statement	1,843	1,118	-	-1,448	-485	1,028
Recognized directly in equity	-	-	421	-	-	421
Acquisitions through business combinations	-	-872	-	-	-	-872
Other	-	-699	-	-	-2,373	-3,072
Balance, as at 31 December 2009:	-8,755	-25,495	3,340	473	-12,096	-42,533

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities	
	2009	**2008**	**2009**	**2008**
Intangible fixed assets	-	-	-8,755	-10,598
Tangible fixed assts	1,322	951	-26,817	-25,993
Value of loss tax carry-forwards recognized	468	1,921	-	-
Derivatives	3,340	2,919	-	-
Other	1,042	1,409	-13,133	-10,647
Tax assets/liabilities	6,172	7,200	-48,705	-47,238

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	31.12.2009	31.12.2008
Unrecognized loss-carry-forward of foreign subsidiaries	29,080	14,688

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Group can absorb the fiscal losses.

17 INVENTORIES

	31.12.2009	31.12.2008
Materials and supplies	8,878	8,927

Materials and supplies comprise fuel and lubricants on board vessels, warehouse stocks, deck equipment, etc.

18 WORK IN PROGRESS

	31.12.2009	31.12.2008
Work in progress	1,996	2,166

Work in progress relates to projects not yet completed at year end.

19 TRADE AND OTHER RECEIVABLES

	31.12.2009	31.12.2008
Trade accounts receivable	112,957	190,167
Receivables due from associates and joint ventures	11,085	11,832
Other receivables	11,514	16,253
Prepaid expenses and accrued income	24,704	25,375
Derivatives	814	128
	161,074	243,755

Trade accounts receivable includes receivables from salvage projects which might be settled in a period exceeding more than one year.

20 CASH AND CASH EQUIVALENTS

	31.12.2009	31.12.2008
Cash at banks and in hand	31,074	57,332
Call deposits	17,368	12,482
Cash and cash equivalents	48,442	69,814
Bank overdrafts	-266	-4,075
Cash and cash equivalents in the statement of cash flows	48,176	65,739

The item "Call deposits" refers to funds that have been deposited for a period of up to three months.

The Group has agreed, for the majority of its bank overdrafts, not to pledge its present assets without the prior approval of the relevant banks. Bank overdrafts bear a variable interest rate.

21 CURRENT PORTION OF INTEREST-BEARING LOANS AND BORROWINGS

	31.12.2009	31.12.2008
Other interest-bearing loans and borrowings	9,247	16,850

This balance sheet item relates to the amount of the interest-bearing loans and borrowings which are due within one year.

22 TRADE AND OTHER PAYABLES

	31.12.2009	31.12.2008
Other taxes and social security charges	15,010	20,320
Trade payables	37,033	39,994
Payables due to associates and joint ventures	2,148	2,283
Accruals and deferred income	95,632	141,380
	149,823	203,977

23 INTEREST-BEARING LOANS AND BORROWINGS

	31.12.2009	31.12.2008
Banks	290,188	321,724
Other	7,758	8,210
	297,946	329,934

	31.12.2009	31.12.2008
Current liability	9,247	16,850
Non-current liability	288,699	313,084
	297,946	329,934

A comprehensive explanation on maturities, interest rates and the foreign exchange rates of the interest bearing loans and borrowings is included in the paragraph relating to financial instruments in the section on interest rate risk.

In 2007 the Group signed a Multicurrency Revolving Credit Facility Agreement ("Credit Facility") with a syndicate of banks. The syndicate consists of Fortis Bank (Nederland) N.V., ABN Amro Bank N.V., Coöperatieve Rabobank Rotterdam U.A., ING Bank N.V., DBS Bank Ltd and Banque Artesia Nederland N.V. Initially the credit facility amounted EUR 200 million (Tranche A). This facility has been increased in 2008 with another EUR 200 million (Tranche B) which means that the total Credit Facility at the balance sheet date amounts EUR 400 million.

The Credit Facility has a term of five years. The Credit Facility is due at the end of the term of the facility in one balloon payment. Interim repayments are allowed under the terms of the contract. The Credit Facility is available to the Group for financing of capital expenditure, acquisitions and general corporate purposes.

The Group pays a basis interest rate (EURIBOR or LIBOR) and a spread; "Margin". The spread is subject to the ratio Net Financial Debt / EBITDA.

As at balance sheet date the Group has drawn EUR 203 million under this facility.

This Credit Facility is unsecured. In the agreement a so called "change of control" clause is included. Further a number of covenants has been agreed upon with the syndicate of banks ("Financial Covenants", which are:

- Asset Cover Covenant
- Debt Cover Ratio
- Interest Cover Ratio
- Solvency Covenant

During the year ended 31 December 2009 the Group complied with all covenants agreed upon.

In addition to the Credit Facility the Group has several smaller financing facilities available of which the main ones are included below.

In Singapore a financing facility has been contracted with Fortis Bank and DSB Bank Ltd. The total facility amounts to USD 61.9 million. Converted in euros the outstanding amount on this facility is EUR 34.0 million as at 31 December 2009. The Group pays a floating interest rate plus margin.

Moreover, the Group has contracted a mortgage facility with Commerzbank AG. At inception the loan amounted to EUR 19.2 million. As per 31 December 2009 the outstanding amount on this facility is EUR 14.0 million. The Group pays a floating interest rate plus margin.

In Belgium a financing facility has been contracted with Fortis Bank in the past. The outstanding amount as per 31 December 2009 amounts EUR 14.6 million. The Group pays a floating interest rate plus margin.

24 EMPLOYEE BENEFITS

The Group contributes to five defined benefit plans that provide pension benefits for employees upon retirement.

	31.12.2009	31.12.2008
Present value of funded obligations	189,863	187,837
Fair value of plan assets	-202,519	-184,139
Present value of net obligations	-12,656	3,698
Unrecognized actuarial gains (losses)	-1,443	-2,724
Asset ceiling according to IAS 19-58b	12,612	-
Minimum funding requirement according to IFRIC 14	1,450	-
Recognized liability for defined benefit obligations	-37	974
Specified in the balance sheet as follows:		
Employee benefits (net assets of defined benefit plans)	739	438
Employee benefits (net liability of defined benefit plans)	-702	-1,412
	37	-974

Plan assets consists of the following:	**31.12.2009**	**31.12.2008**
Equity securities	52,655	30,505
Bonds	149,864	153,634
Total plan assets	202,519	184,139

Movements in the liability for defined benefit obligations recognized in the balance sheet	**2009**	**2008**
Liability for defined benefit obligated at 1 January	187,837	193,189
New consolidations	-	14,006
Contributions paid into the plan by the employees	-12,529	-12,085
Current service costs and interest	12,979	14,690
Actuarial (gains) / losses	1,353	-22,189
Other movements	223	226
Net liability for defined benefit obligations at 31 December	189,863	187,837

Movements in plan assets	**2009**	**2008**
Fair value of plan assets at 1 January	184,139	214,264
New consolidations	-	12,327
Contributions paid into the plan by the employer	5,544	4,534
Contributions paid into the plan	1,461	1,503
Benefits paid by the plan	-12,529	-12,085
Expected return on plan assets	8,130	11,180
Actuarial gains / (losses)	15,232	-48,153
Other	542	569
Fair value of plan assets at 31 December	202,519	184,139

Expense recognized in the income statement	**2009**	**2008**
Current service costs	1,900	2,118
Interest on obligation	9,619	11,296
Expected return on plan assets	-8,130	-11,180
Actuarial (gains) / losses	-12,674	14,387
Movement in limitation of assets according to IAS 19-58b	12,612	-13,097
Minimum funding requirement according to IFRIC 14	1,450	-
Other	-244	363
	4,533	3,887
Actual return on plan assets	23,362	-36,973

The pension expense is recognized in the income statement under "wages, salaries and social security charges". The expected pension contribution of the employer for the defined benefit schemes amount to 18% in 2010 (EUR 3.2 million).

Principal actuarial assumptions on the balance sheet date	**31.12.2009**	**31.12.2008**
Discount rate	5.15%	5.15%
Expected return on plan assets	5.15%	4.35%
Expected future salary increases	2.75%	2.75%

In addition to the defined benefit plans that are mentioned above, the Group also contributes to multi-employer plans. The main multi-employer plans are "Pensioenfonds voor de Rijn- en Binnenvaart" and "Pensioenfonds voor de Koopvaardij". The Group accounts for these multi-employer plans as if they were defined contribution plans because the Group does not have access to information about these plans in order to account for them as defined benefit plans.

Historical information	**2009**	**2008**	**2007**	**2006**
Present value of the defined benefit obligations	189,863	187,836	193,189	207,137
Fair value of plan assts	202,519	184,139	214,264	221,394
Surplus/(deficit)	12,656	-3,697	21,075	14,257
Experience adjustments arising on plan liabilities	-847	2,394	-73	255
Experience adjustments arising on plan assets	15,232	-48,153	-10,624	-2,951

25 PROVISIONS

	Reorganizations	Associates and joint ventures	Other	Total
Balance, as at 1 January 2009:	1,441	876	8,789	11,106
Provisions made during the year	226	396	3,668	4,290
Provisions used during the year	-161	-	-3,478	-3,639
Provisions released during the year	-40	-426	-1,016	-1,482
Other	-	-	7,008	7,008
Balance, as at 31 December 2009:	1,466	846	14,971	17,283
Non-current	1,205	846	10,255	12,306
Current	261	-	4,716	4,977
Balance, as at 31 December 2009:	1,466	846	14,971	17,283

	Reorganizations	Associates and joint ventures	Other	Total
Balance, as at 1 January 2008:	3,364	2,832	6,940	13,136
New consolidations	-	-	2,103	2,103
Provisions made during the year	313	17	1,924	2,254
Provisions used during the year	-1,218	-1,774	-1,218	-4,210
Provisions released during the year	-492	-320	-1,486	-2,298
Other	-526	121	526	121
Balance, as at 31 December 2008:	1,441	876	8,789	11,106
Non-current	1,324	876	6,440	8,640
Current	117	-	2,349	2,466
Balance, as at 31 December 2008:	1,441	876	8,789	11,106

The provision for reorganizations mainly relates to a reorganization provision from 2001 with respect to the restructuring of the organization. This provision includes early retirement arrangements.

The provision for associates and joint ventures relates to joint ventures with a negative intrinsic value for which the Group has provided guarantees. This provision is of a long term nature.
The other provision includes provisions relating to claims received during 2009 and before in respect of projects carried out. The Group disputes those claims and has recognized a provision reflecting Group management's best estimate of the financial consequences relating to those claims. The consequences of the claims are unsure and might deviate from these best estimates.

26 EQUITY

SHARE CAPITAL

Ordinary shares (x 1000)	2009	2008
Shares issued as per 1 January	17,814	15,819
Share based dividends 2008 respectively 2007	552	414
Shares issued	-	1,581
Shares issued as per 31 December	18,366	17,814

As at 31 December 2009 the issued and fully paid share capital consists of 18,366,591 ordinary shares with a nominal value of EUR 2.30.

The authorized share capital totals EUR 138 million and is divided into 24 million ordinary shares, 28.8 million cumulative preference shares and 7.2 million cumulative preference financing shares, with a par value of EUR 2.30 each.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders meetings of the Company.

The Company has concluded an option agreement with the "Stichting Preferente Aandelen Smit Internationale" concerning cumulative preference shares as described on page 41.

SHARE PREMIUM RESERVE

The share premium account may be considered to be tax-free, upon distribution to shareholders.

TRANSLATION RESERVE

The translation reserve qualifies as a legal reserve under Dutch law and comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operations of the Company, as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary.

HEDGING RESERVE

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred.

REVALUATION RESERVE

The revaluation reserve relates to the revaluation of the 50% share in Towage Holdings N.V. of which the Group acquired the remaining 50% of the shares on 11 February 2008.

GENERAL RESERVES

The general reserves includes a legal reserve with respect to non-distributable profits of associates and joint ventures amounting to EUR 57.7 million (2008: EUR 52.7 million).

DIVIDENDS

After the balance sheet date the following dividends were proposed. The dividends have not been included in the balance sheet.

	31.12.2009	31.12.2008
EUR 2.75 per ordinary share (2008: EUR 3.00)	50,508	53,441

27 EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share at 31 December 2009 was based on the profit attributable to ordinary shareholders of EUR 102,384 (2008: EUR 107,808) and a weighted average number of ordinary shares outstanding during the year ended 31 December 2009 of 18,366,591 (2008: 17,636,070). The basic earnings per share amounts to EUR 5.57 (2008: EUR 6.11 per share).

Diluted earnings per share

The calculation of diluted earnings per share at 31 December 2009 is equal to the calculation of the basic earnings per share.

28 FINANCIAL INSTRUMENTS

FINANCIAL RISK MANAGEMENT

In respect of the use financial instruments the Group is exposed to the following risks:

- credit risk
- liquidity risk
- market risk, mainly consisting of:
  - Foreign exchange risk
  - Interest rate risk

In this part of the notes information is given regarding the exposure of the Group to each of the above mentioned risks, the objectives, standards and procedures of the Group relating to control and measurement of these risks as well as the capital management of the Group. Furthermore in this consolidated financial statements detailed quantitative disclosures are included.
The purpose of the Group's risk policy is to identify and to analyze the risks by which the Group sees itself confronted, to set adequate risk limits and risk checks and to monitor the risk and compliance of the limits.
Policy and systems for risk management are evaluated periodic and if necessary adjusted to changes in business circumstances and activities of the Group.

CREDIT RISK

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's trade and other receivables.

Exposure to credit risk is influenced mainly by the individual characteristics of each customer and countries in which the customers are located. Receivables relating to harbour towage services are chiefly outstanding with major ship owning companies and harbour agents. Activities relating to transport, terminals and heavy lift activities are to a large extend performed in the oil and gas industry therefore a significant portion of receivables relates to clients from this industry. Salvage receivables are mainly outstanding with shipping companies and their Protection & Indemnity Associations, or "P&I Clubs". In general there is healthy diversification of receivables with different customers in several countries in which the Group is performing its activities.

New customers are analyzed individually for creditworthiness before payment and standard delivery terms and conditions are offered. The Group's review of major customers include external ratings. Customers that fail to meet the Group's benchmark creditworthiness may transact with the Group only on prepayment basis or have to provide a bank guarantee.

Due to the economic crisis in 2009 there is an increased risk on outstanding receivables. Due to this development the internal control measures relating to outstanding receivables have been tightened.

The majority of the Group's customers have been transacting with the Group for many years, and significant losses have occurred infrequently. Customers that are known to have negative credit characteristics are individually monitored by the relevant controller. Findings are reported on a monthly basis to senior management.

LIQUIDITY RISK

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The basic assumptions of the risk management policy are that as far as possible sufficient funds are available to meet present and future financial obligations, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation.
Normally the Group sees to it that sufficient funds are available to cover the expected operational costs for a period of 60 days. Moreover the availability of sufficient funds to prefinance urgent salvage projects is taken into account. The financial settlement of such projects can take several years.

MARKET RISK

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and share prices will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures with acceptable parameters, while optimizing the return.
The market risk is managed by buying and selling derivative financial instruments and to enter into financial obligations. These kinds of transactions are done within the directives which have been set by management. In general the Group uses hedge accounting in the management of volatility in the income statement.

FOREIGN CURRENCY RISK

The Group is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the euro. The currencies giving rise to this risk are primarily the US dollar, the Singapore dollar and the South African rand. The Group uses forward exchange contracts to hedge its foreign currency risk from the normal course of operations. In principle, the translation risk on the net investment in foreign subsidiaries, associates and joint ventures is not hedged. Most of the forward exchange contracts have maturities of less than one year after the balance sheet date. Where necessary, the forward exchange contracts are rolled over at maturity. In respect of other monetary assets and liabilities held in currencies other than the euro, the Group ensures that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

INTEREST RATE RISK

The Group adopts a policy of ensuring that at least 50 % of its exposure to changes in the interest rate on bank loans is on a fixed rate basis. Interest rate swaps have been entered into to achieve this purpose.

CAPITAL MANAGEMENT

The management's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management monitors the return on capital, which the Group defines as profit for the period divided by total shareholders' equity. Management also monitors the level of dividends to ordinary shareholders. There were no changes in the Group's approach to capital management during the year. .



A diver starts the inspection of a terminal buoy in Mosselbay, South Africa.

Credit Risk

The carrying amount of the financial assets represents the maximum credit risk. The maximum credit risk at the reporting date was as follows:

	31.12.2009	31.12.2008
Non-current receivables	19,855	23,674
Trade receivables	112,957	190,167
Receivables due from associates and joint ventures	11,085	11,832
Other receivables	11,514	18,791
Cash and cash equivalents	48,442	69,814
Derivatives	814	128
	204,667	314,406

At the reporting date the maximum credit risk of the Divisions relating to trade receivables amounted to:

	31.12.2009	31.12.2008
Harbour Towage	18,840	21,751
Terminals	16,859	13,447
Salvage	44,614	90,090
Transport & Heavy Lift	30,558	63,518
Holding	2,086	1,361
	112,957	190,167

Within the Division Salvage it is common practice to obtain guarantees with respect to emergency response contracts.
The ageing of trade receivables at the reporting date was as follows:

	Gross 2009	Impairment 2009	Gross 2008	Impairment 2008
Current	87,154	31	138,613	-
Overdue from 0-90 days	27,001	3,167	51,171	2,853
Overdue from 91-180 days	4,689	2,689	4,250	1,014
Overdue from 181-365 days	736	736	5,478	5,478
Overdue > 1 year	10,396	10,396	6,003	6,003
	129,976	17,019	205,515	15,348

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2009	**2008**
Balance, as at 1 January:	15,348	9,670
Impairment loss recognized	2,709	6,855
Used	-1,038	-1,177
Balance, as at 31 December:	17,019	15,348

Concentration risk trade receivables

There are no major concentration risks with certain external parties. The maximum credit risk is represented by the carrying amount of al financial fixed assets including derivatives.

Liquidity risk

The following table shows the contractual maturities of the financial liabilities (excluding interest payments) including information on the effective interest percentage:

2009	Effective interest	Contractual cash flows	< 1 year	1-5 year	> 5 year
Secured bank loans	5.2 %	87,188	8,827	43,979	34,382
Unsecured bank loans	3.3 %	203,000	-	203,000	-
Financial lease obligation	10.0 %	7,758	419	2,139	5,200
Bank overdrafts	2.0 %	266	266	-	-
Deferred tax liabilities	-	29,432	29,432	-	-
Trade and other payables	-	134,813	134,813	-	-
Derivatives	-	15,192	4,376	9,786	1,030
		477,649	178,133	258,904	40,612

The derivates included in the schedule above mainly represent cash flow hedges. The cash flows reflect the timing at which the Group's profit and loss statement will be affected by these cash flow hedges.

2008	Effective interest	Contractual cash flows	< 1 year	1-5 year	> 5 year
Secured bank loans	5.8 %	103,725	16,399	47,290	40,036
Unsecured bank loans	4.3 %	218,000	-	218,000	-
Financial lease obligation	10.0 %	8,139	381	1,945	5,813
Other non-current borrowings	-	70	70	-	-
Bank overdrafts	4.9 %	4,075	4,075	-	-
Deferred tax liabilities	-	35,936	35,936	-	-
Trade and other payables	-	183,657	183,657	-	-
Derivatives	-	12,979	2,735	7,884	2,360
		566,581	243,253	275,119	48,209

Interest Rate Risk

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments is as follows:

	2009	2008
Fixed rate instruments		
Financial assets	4,085	9,670
Financial liabilities	-13,206	-12,171
Variable rate instruments		
Financial liabilities	-285,005	-321,838
Interest rate risk exposure	-285,005	-321,838
Financial derivatives		
Underlying value of (floating-to-fixed) interest swaps	224,102	268,843
Net exposure for floating interest movements	60,903	52,995
Net exposure on total amount of outstanding interest-bearing borrowings	20%	16%

The outstanding exposure is compliant with Group's policy to pay fixed interest on at least 50% of the total amount of outstanding interest bearing borrowings. Amongst other measures interest rate swaps have been contracted to meet this goal.

It is estimated that an increase (decrease) of 100 basis points in the interest rates on the balance sheet date, with all other variables held constant, would decrease (increase) the Group's profit before income tax by approximately EUR 0.5 million (2008: EUR 0.5 million).

Foreign exchange risk

The Group distinguishes two kinds of foreign exchange risks in its foreign exchange policy being translation risk and transaction risk.

Translation risk is the foreign exchange risks on the net investment in foreign subsidiaries, associates and joint ventures of which the functional currency is different than the presentation currency of the Group (EUR). In principle, translation risk is not hedged if a long term strategy has been formulated for those subsidiaries, associates and joint ventures. In accordance with the Group's accounting principles those movements in net investments as a result of changes in exchange rates are recognized directly in equity. Therefore those movements have no impact on the Group's profit and loss statement.

As per the balance sheet date the net investments in subsidiaries, associates and joint ventures in the main functional currencies other than the euro are the following:

	Net investment 2009	Net investment 2008
USD	95,389	100,396
SGD	138,718	133,935
ZAR	24,637	23,475
	258,744	257,806

In case these currencies would increase (decrease) 10% in value against the euro, the Group's equity would increase (decrease) with EUR 25.9 million (2008: EUR 25.8 million).

Transaction risk is the risk which originates as result of the difference in timing between contract date and the payment date when the contract currency is another currency than de functional currency of a company. Group policy to control material transaction business risks stipulates that these risks must be hedged immediately. This hedge can be created by means of a natural hedge or by use of foreign exchange hedge derivatives. Hedge derivatives may only be used to hedge real future business cash flows.

As per the balance sheet date the net position (including the underlying value of foreign exchange derivatives) in the main foreign exchange against the relevant functional currencies is insignificant. As a result of the performed sensitivity analysis, it is estimated that the impact of changes in foreign exchange rates on the Group's result and equity would be minimal..

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the balance sheet, are as follows:

	2009		2008	
	Carrying amount	Fair value	Carrying amount	Fair value
Trade and other receivables	162,816	162,816	246,293	246,293
Cash and cash equivalents	48,442	48,442	69,814	69,814
Secured bank loans	-87,188	-84,050	-103,725	-99,810
Unsecured bank loans	-203,000	-194,201	-218,000	-207,910
Financial lease liabilities	-7,758	-9,561	-8,139	-9,811
Other non-current liabilities	-	-	-70	-70
Bank overdraft	-266	-266	-4,075	-4,075
Deferred tax liabilities	-29,432	-29,432	-35,936	-35,936
Trade payables and other liabilities	-134,813	-134,813	-183,657	-183,657
Derivatives	-12,165	-12,165	-12,851	-12,851
	-263,364	-253,230	-250,346	-238,013

For the fair value measurement of the recognized financial instruments a fair value hierarchy is defined in accordance with IFRS 7.

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: input other than quoted prices included within Level 1 that is observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3: input for the asset or liability that is not based on observable market data (i.e. unobservable inputs).

The fair value of the derivates, which is the only category of financial instruments that qualify for this approach, is measured using level 2 input (2008: level 2).

Estimation of fair values

The following summarizes the major methods and assumptions used in estimating the fair values of the financial instruments reflected in the table.

Derivatives

Forward exchange contracts and interest rate swaps are marked to market using listed market prices.

Borrowings and other financial obligations
Fair value is calculated based on discounted expected future principal cash flows and interest cash flows.

Fair value lease liabilities
The fair value is estimated as the present value of future cash flows, discounted at market interest for homogeneous lease arrangements.

Trade and other receivables and payables
For receivables and payables with a remaining life of less than one year, the notional amount is deemed to reflect the fair value. All other receivables and payables are discounted to determine the fair value.

29 CONTINGENCIES

Non-cancellable operating lease rentals are payable as follows:

	31.12.2009	**31.12.2008**
Less than one year	17,497	10,906
Between one and five years	28,262	37,473
More than five years	6,741	8,707
	52,500	57,086

Other contingent liabilities and commitments are as follows:

	31.12.2009	**31.12.2008**
Guarantees in respect of clients	11,417	11,261
Guarantees in respect of subsidiaries	60,232	65,100
Capital commitments	80,800	103,900
	152,449	180,261

The company has submitted a statement with the Companies Register Office in Rotterdam under Title 9, Book 2 of The Netherlands Civil Code, Article 403, Paragraph 1f, undertaking joint and several liability for commitments of a number of subsidiaries arising from acts-in-law by these companies. This information per subsidiary is included in the list of data in respect of subsidiaries, associates and joint ventures, and has been filled with the Company Register Office in Rotterdam. Furthermore, the company has joint and several liability for the vast majority of bank debts of subsidiary companies.

30 RELATED PARTIES

The Group has a related party relationship with its subsidiaries, associates and joint ventures. Transactions with these related parties are priced on an arm's length basis. Transactions with these related parties amounted to approximately EUR 16.8 million in 2009 (2008: EUR 28.4 million) and mainly related to chartering of vessels and other floating equipment.
In addition to their salaries, the Group pays to the director and key-employees a contribution in kind (company car) and contributes towards a defined benefit plan on their behalf.

BALANCE SHEET OF SMIT INTERNATIONALE N.V. (BEFORE APPROPRIATION OF PROFIT))

(in EUR 1,000)

		31 December 2009		31 December 2008	
Non-current assets					
Financial fixed assets	(3)	795,165		697,034	
			795,165		697,034
Current assets					
Income tax receivable		871		4,247	
Other receivables	(4)	22,108		10,174	
Cash and cash equivalents	(5)	478		184	
		23,457		14,605	
Current liabilities					
Trade and other payables	(6)	4,466		10,076	
		4,466		10,076	
Net current assets			18,991		4,529
Total assets less current liabilities			814,156		701,563
Interest-bearing loans and borrowings		170,045		134,575	
Non-current liabilities			170,045		134,575
Equity	(7)		644,111		566,988
Equity specified as follows:					
Share capital		42,243		40,971	
Share premium account		103,759		105,031	
Revaluation reserve		44,632		44,632	
Other reserves		351,093		268,546	
Unappropriated result		102,384		107,808	
Total Equity			644,111		566,988

INCOME STATEMENT OF SMIT INTERNATIONALE N.V.

(in EUR 1,000)

	2009	2008
Results of subsidiary companies	93,728	102,004
Other result after taxation	8,656	5,804
Profit for the period	102,384	107,808

NOTES TO THE BALANCE SHEET OF SMIT INTERNATIONALE N.V.

1 GENERAL

The separate financial statements are part of the 2009 Annual Accounts of Smit Internationale N.V.
The exemption pursuant to Article 402 of Book 2 of the Netherlands Civil Code has been used with reference to the separate profit and loss account of Smit Internationale N.V. The list containing data in respect of subsidiaries, associates and joint ventures, as referred to in Article 379, Book 2, Title 9 of the Netherlands Civil Code, has been filed with the Companies Register Office in Rotterdam.

2 PRINCIPLES FOR THE MEASUREMENT OF ASSETS AND LIABILITIES AND THE DETERMINATION OF THE RESULT

Smit Internationale N.V. uses the option provided in Article 2:362 sub 8 of the Netherlands Civil Code to set the principles for the recognition and measurement of assets and liabilities and determination of the result for its separate financial statements. This means that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as principles for recognition and measurement) of the separate financial statements of Smit Internationale N.V. are the same as those applied for the consolidated EU-IFRS financial statements. Participating interests over which significant influence is exercised are stated on the basis of the equity method. These consolidated EU-IFRS financial statements are prepared according to the standards laid down by the International Accounting Standards Board and adopted by the European Union (referred to as EU-IFRS). Please see pages 54 to 58 for a description of these principles.
The share in the result of participating interests consists of the share of Smit Internationale N.V. in the result of these participating interests. Results on transactions, where the transfer of assets and liabilities between Smit Internationale N.V. and its participating interests and between participating interests among themselves, are not incorporated insofar as they can be deemed to be unrealized.

3 FINANCIAL FIXED ASSETS

	Share of net asset value	Loans	Total
Balance as at 1 January 2009:	535,068	161,966	697,034
Movements:			
Share in net result	93,728	-	93,728
Translation differences	6,539	-	6,539
Change in fair value of cash flow hedges	-2,136	-	-2,136
Balance as at 31 December 2009:	633,199	161,966	795,165

	Share of net asset value	Loans	Total
Balance as at 1 January 2008:	402,235	-	402,235
Movements:			
Share in net result	102,004	-	102,004
Issued loans	-	161,966	161,966
Translation differences	-4,492	-	-4,492
Change in fair value of cash flow hedges	-9,311	-	-9,311
Revaluation	44,632	-	44,632
Balance as at 31 December 2008:	535,068	161,966	697,034

4 OTHER RECEIVABLES

	31.12.2009	31.12.2008
Receivables on subsidiaries	22,098	10,172
Other receivables	10	2
Total	22,108	10,174

5 CASH AND CASH EQUIVALENTS

	31.12.2009	31.12.2008
Cash at banks and in hand	487	184

6 TRADE AND OTHER PAYABLES

	31.12.2009	31.12.2008
Payables to subsidiaries	4,456	9,978
Other	10	98
	4,466	10,076

7 EQUITY

	Share capital	Share premium	Revaluation reserve	Translation reserve	Hedging-reserve	General reserve	Unappro-priated result	Total equity
Balance, as at 1 January 2008:	36,384	22,654	-	-16,236	-382	216,602	105,604	364,626
Appropriation of result	-	-	-	-	-	105,604	-105,604	-
Total comprehensive income	-	-	44,632	-4,109	-9,311	-	107,808	139,020
Issued shares	3,635	83,331	-	-	-	-	-	86,966
Dividends to shareholders	952	-954	-	-	-	-23,622	-	-23,624
Balance, as at 31 December 2008:	40,971	105,031	44,632	-20,345	-9,693	298,584	107,808	566,988
Appropriation of result	-	-	-	-	-	107,808	-107,808	-
Total comprehensive income	-	-	-	6,539	-2,136	-	102,384	106,787
Dividends to shareholders	1,272	-1,272	-	-	-	-29,664	-	-29,664
Balance, as at 31 December 2009:	42,243	103,759	44,632	-13,806	-11,829	376,728	102,384	644,111

SHARE CAPITAL

Ordinary shares (x 1,000)

	2009	2008
Outstanding shares as per 1 January:	17,814	15,819
Share based dividends 2008 respectively 2007	552	414
Issued shares	-	1,581
Outstanding shares as per 31 December:	18,366	17,814

As at 31 December 2009 the issued and fully paid share capital consists of 18,366,591 ordinary shares with a nominal value of EUR 2.30. The authorized share capital totals EUR 138 million and is divided into 24.0 million ordinary shares, 28.8 million cumulative preference shares and 7.2 million cumulative preference financing shares, all with a par value of EUR 2.30 each. The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.
The Company has concluded an option agreement with the "Stichting Preferente Aandelen Smit Internationale" concerning cumulative preference shares as described on page 41.

SHARE PREMIUM RESERVE

The share premium account may be considered to be tax-free, upon distribution to shareholders.

TRANSLATION RESERVE

The translation reserve qualifies as a legal reserve under Dutch law and comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operations of the Company, as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary.

HEDGING RESERVE

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred.

REVALUATION RESERVE

The revaluation reserve relates to the revaluation of the 50% share in Towage Holding N.V. of which the Group acquired the remaining 50% of the shares in 2008.

GENERAL RESERVES

The general reserves includes a legal reserve with respect to non-distributable profits of associates and joint ventures amounting to EUR 57.7 million (2008: EUR 52.7 million).


SINGAPORE
"KST 54" provides harbour towage services for joint venture Keppel SMIT Towage.

8 EMPLOYEES

Smit Internationale N.V. has no employees. As regards the remuneration of the statutory director, reference is made to the consolidated financial statements.

9 REMUNERATION OF AUDITOR

Pursuant to the legal requirement under 2:382a of the Dutch Civil Code the company has completed the following statement which presents all fees of KPMG Accountants N.V. as recognized in the profit and loss statement of the Company and its subsidiaries. .

	2009	2008
Audit of financial statements	370	412
Other audit engagements	29	28
Other non-audit engagements	77	82
Total	476	522

10 CONTINGENCIES

	31.12.2009	31.12.2008
Guarantees in respect of customers	11,417	11,261
Guarantees in respect of subsidiaries	62,732	65,100
	74,149	76,361

The company has filed a statement with the Companies Register Office in Rotterdam under Title 9, Book 2 of The Netherlands Civil Code, Article 403, Paragraph 1f, undertaking joint and several liability for commitments of a number of subsidiaries arising from acts-in-law by these companies. Furthermore, the company has joint and several liability for the vast majority of bank debts of subsidiary companies. The company is the head of a fiscal unity including its Dutch wholly owned group companies. Accordingly, the company is jointly and severally liable for the tax liabilities of the fiscal unity as a whole.

Rotterdam, 8 March 2010

Executive Board:	**Supervisory Board:**
B. Vree*)	H.J. Hazewinkel
G.L. Bruinsma	F.E.L. Dorhout Mees
	R.R. Hendriks
	H.C.P. Noten

*) Statutory director

OTHER INFORMATION

1. AUDITOR'S REPORT

To the Annual General Meeting of Shareholders of Smit Internationale N.V.

REPORT ON THE FINANCIAL STATEMENTS

We have audited the accompanying financial statements 2009 of Smit Internationale N.V., Rotterdam. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2009 profit and loss account, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at 31 December 2009, the company profit and loss account for the year then ended and the notes.

MANAGEMENT'S RESPONSIBILITY

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Annual Report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION WITH RESPECT TO THE CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Smit Internationale N.V. as at 31 December 2009, and of its result and its cash flow for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

OPINION WITH RESPECT TO THE COMPANY FINANCIAL STATEMENTS

In our opinion, the company financial statements give a true and fair view of the financial position of Smit Internationale N.V. as at 31 December 2009, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

REPORT ON OTHER LEGAL REQUIREMENTS

Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the management board report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Rotterdam, 8 March 2010

KPMG ACCOUNTANTS N.V.

W. Riegman RA

2. PROPOSAL DISTRIBUTION OF PROFIT

As stipulated in Article 26 of the Articles of Association, the distribution of profit is as follows: at the discretion of the Executive Board and subject to the prior approval of the Supervisory Board, a reservation can be made out of the profit shown. The balance shall be at the disposal of the General Meeting of Shareholders. In accordance with the requirements of Article 26 of the Articles of Association the profit has been accounted for as follows:

	2009	**2008**
Net profit	102,384	107,808
Available for shareholders	-50,508	-53,441
To be added to other reserves	51,876	54,367

Towmar SMIT operates in various ports in the Baltic.


TASMAN START

SMIT


AV
8
Sheerlegs "Taklift 4" installed several tripod turbine foundations for the Alpha Ventus wind farm in the North Sea.

FIVE-YEAR OVERVIEW

(in EUR 1 mln.)

	2009	2008	2007	2006	2005
Results					
Operating revenue	**595**	708	552	475	387
Operating result (before finance costs)	**105**	113	95	77	42
Net finance costs	**(9)**	(11)	(3)	(4)	(5)
Tax on profit	**(14)**	(19)	(19)	(21)	(11)
Profit for the financial year	**103**	108	106	75	38
Operating profit plus result from associated companies and joint ventures (EBIT)	**125**	138	129	100	54
Operating result excl. amortisation and depreciation plus result from associated companies and joint ventures (EBITDA)	**200**	201	159	126	81
Amortisation and depreciation	**74**	63	31	26	26
Balance sheet data					
Fixed assets	**967**	867	474	349	309
Investments in tangible fixed assets	**142**	177	105	113	68
Equity	**644**	567	365	289	248
Long-term capital	**1,006**	948	540	391	337
Guarantee capital	**645**	568	366	294	254
Interest-bearing loans and other financing obligations	**298**	330	155	103	103
Ratios in %					
Return on long-term capital	**12.5**	14.5	23.8	25.6	16.1
Return on equity	**15.9**	19.1	29.0	26.0	15.5
Net margin	**17.2**	15.3	19.2	15.8	9.9
Return on average capital employed (ROACE)	**15.4**	21.4	26.0	28.4	18.0
Effective tax burden	**14.8**	18.4	21.1	28.6	30.0
Current assets/current liabilities	**121.4**	133.2	130.3	122.1	115.7
Fixed assets/long-term capital	**96.1**	91.4	87.7	89.4	91.6
Equity/total capital	**54.2**	47.5	48.1	49.7	47.5
Employees					
Year-end	**3,518**	3,815	2,871	2,608	2,698
Average	**3,618**	3,590	2,783	2,653	2,719
Operating income per employee (in EUR 1,000)	**165**	197	198	179	143
Information per share (in EUR 1.-)					
EBITDA	**10.87**	11.28	10.07	8.15	5.22
Dividend	**2.75**	3.00	3.00	2.25	1.25
Total outstanding shares	**18,366,591**	17,813,586	15,819,110	15,421,668	15,421,668 *

* Comparative data adjusted in connection with the 2:1 share split on 26 October 2006.

SMIT

OVERVIEW OF THE MOST IMPORTANT
▷ OPERATIONAL GROUP COMPANIES/ACTIVITIES AND
▶ NON-CONSOLIDATED ASSOCIATED COMPANIES

(as at 1 March 2010)

HARBOUR TOWAGE DIVISION

- ▷ SMIT Harbour Towage Argentina S.A., Buenos Aires, Argentina
- ▷ SMIT Harbour Towage Liverpool, United Kingdom
- ▷ SMIT Harbour Towage Panama, Panama*
- ▷ SMIT Harbour Towage Rotterdam B.V., Rotterdam, Netherlands
- ▷ SMIT Kueen Yang Harbour Services Company Ltd.,Taipei, Taiwan
- ▷ SMIT Marine Canada, Vancouver, Canada*
- ▷ URS Harbour Towage, Antwerp, Belgium*
- ▶ Keppel SMIT Towage Pte. Ltd., Singapore
- ▶ SMIT Rebras, Rio de Janeiro, Brazil
- ▶ Towmar SMIT Baltic UAB, Klaipeda, Lithuania

TERMINALS DIVISION

- ▷ SMIT Internationale (Gabon) S.A., Port Gentil, Gabon
- ▷ SMIT Terminals Asia, Singapore*
- ▷ SMIT Terminals Europe B.V., Rotterdam, Netherlands
- ▷ SMIT Terminals Sonagas S.A., Malabo, Equatorial Guinea
- ▷ SMIT Terminals South Africa, Cape Town, South Africa
- ▷ SMIT Nigeria Ltd., Lagos, Nigeria*
- ▷ SMIT Bahamas, Freeport, Bahamas
- ▶ Adriatic Towage S.R.L., Venice, Italy
- ▶ SMIT Femco, Sakhalin, Russia*

SALVAGE DIVISION

- ▷ SMIT Salvage B.V., Rotterdam, Netherlands
- ▷ SMIT Salvage, Houston, United States*
- ▷ SMIT Salvage, Cape Town, South Africa*
- ▷ SMIT Salvage, Singapore*
- ▷ URS Salvage, Antwerp, Belgium*
- ▶ Donjon-SMIT LLC, Alexandria, United States

TRANSPORT & HEAVY LIFT DIVISION

- ▷ SMIT Amandla Marine Pty. Ltd., Cape Town, South Africa*
- ▷ SMIT Transport Africa, Cape Town, South Africa*
- ▷ SMIT Transport Asia, Singapore*
- ▷ SMIT Transport Europe B.V., Rotterdam, Netherlands
- ▷ SMIT Transport Belgium, Antwerp, Belgium*
- ▷ SMIT Heavy Lift Europe B.V., Rotterdam, Netherlands
- ▷ SMIT Marine Projects B.V., Rotterdam, Netherlands
- ▷ SMIT Subsea Africa, Cape Town, South Africa*
- ▷ SMIT Subsea Europe B.V., Rotterdam, Netherlands
- ▷ SMIT Subsea Middle East LLC, Dubai, United Arab Emirates
- ▶ Asian Lift Pte. Ltd., Singapore
- ▶ Ocean Marine Egypt Co. S.A.E., Cairo, Egypt
- ▶ Octomar, Servicos Maritimos LDA., Luanda, Angola

* Denotes an activity carried out by multiple legal entities, which are all either wholly owned by the Group or are associated companies of the Group.

SMIT's Strategic Committee.


SMIT


BEN VREE*
CEO
GERARD KESER*
DIR. SHARED RESOURCES
GERT BRUINSMA*
CFO
JAN-WILLEM PRAKKE
GENERAL COUNSEL
SAGEED KUNHIRAMAN
GENERAL MANAGER SHE-Q
LOEK KULLBERG*
MAN. DIR. HARBOUR TOWAGE
LOEK KULLBERG*
MAN. DIR. TERMINALS
ABEL DUTILH*
MAN. DIR. SALVAGE
ABEL DUTILH*
MAN. DIR. TRANSPORT & HEAVY LIFT

* Members of the so-called Strategic Committee that meets on a regular basis to discuss all strategic and larger operational issues and resolves these in an amicable manner.

LIST OF MANAGEMENT PERSONNEL

(as at 1 March 2010)

STRATCOM

B. Vree	Chief Executive Officer
G.L. Bruinsma	Chief Financial Officer
L.F.J. Kullberg	Managing Director, Harbour Towage and Terminals
A. Dutilh	Managing Director, Salvage and Transport & Heavy Lift
G.A. Keser	Director, Shared Resources

GROUP STAFF

C.J. van Andel	Corporate Communications
H.J. Hilhorst	Group Controller
J.C. Prakke	General Counsel
S. Kunhiraman	SHE-Q

OPERATING COMPANY MANAGERS

HARBOUR TOWAGE:

Position vacant	SMIT Harbour Towage Canada
R.C. Elliott	SMIT Harbour Towage Panama
J. Halfweeg	SMIT Harbour Towage Rotterdam
M.J. van den Akker	SMIT Harbour Towage United Kingdom
P. Vierstraete	URS Harbour Towage Antwerp
V. Tsai	SMIT Kueen Yang (Taiwan)

TERMINALS:

G. Criel	SMIT Terminals, Rotterdam
A. van Dijk	SMIT Terminals, Rotterdam
H.J. Smith	SMIT Terminals, Rotterdam
A. van der Wal	SMIT Terminals, Rotterdam

SALVAGE:

D. Martin	SMIT Salvage, Houston
D. Main	SMIT Salvage, Cape Town
A. Dutilh (a.i.)	SMIT Salvage, Rotterdam
E. Kraan	SMIT Salvage, Singapore

TRANSPORT & HEAVY LIFT:

L. Huisman	SMIT Transport & Heavy Lift, Singapore
P. Maclons	SMIT Amandla Marine, Cape Town
J.J. Lameijer	SMIT Transport & Heavy Lift Europe, Rotterdam
P.D. Murray	SMIT Transport Africa, Cape Town
J. Bruinsma	SMIT Transport Asia, Singapore
S. Korte	SMIT Marine Projects, Rotterdam
J. Wengrowe	SMIT Subsea Africa, Cape Town
S. Korte	SMIT Subsea Europe, Rotterdam
P. Cottrell	SMIT Subsea Middle East, Dubai

UNCONSOLIDATED ASSOCIATED COMPANIES

Harbour Towage:

B. Chew Chin Heng/J. Wong	Keppel SMIT Towage
M.F. Sales	SMIT Rebras
J. Kohlsaat	Towar SMIT Baltic

Terminals:

P. Vinciguerra	Adriatic Towage

Salvage:

P. Hankins	Donjon-SMIT

Transport & Heavy Lift:

J. Chua Bee Hin	Asian Lift
M. Shilbaya	Ocean Marine Egypt
R.M. Smits	Octomar


SMIT



"Taklift 6" and "Taklift 7" unloading inland hulls in a tandem lift.



SMIT

FLEET (AS AT 1 MARCH 2010)

Vessels owned by SMIT and its joint ventures, and by companies managed by SMIT.

HARBOUR TOWAGE	TERMINALS	TRANSPORT & HEAVY LIFT	TOTAL	
		2	2	Ocean-going tugs 14000-26000 hp
1			1	Ocean-going tug 6140 hp
	3	2	5	Anchor-handling tugs 10000-15000 hp
	2	4	6	Anchor-handling tugs 8000 hp
	6	19	25	Anchor-handling tugs 3000-8000 hp
		2	2	Diving support vessels
		6	6	Utility vessels
		1	1	Floating sheerlegs (seagoing) 3200 tonnes
		8	8	Floating sheerlegs (seagoing) 400-3000 tonnes
		2	2	Pulling barges
		3	3	Barges (seagoing) 24000 tonnes
2		1	3	Barges (seagoing) 10000-14000 tonnes
10		17	27	Barges (seagoing) 1000-8000 tonnes
28		26	54	Barges (inland) 100-2000 tonnes
134	31	6	171	Coastal/harbour tugs 3000-7000 hp
39	4	2	45	Coastal/harbour tugs 1000-3000 hp
10	3	1	14	Harbour/river tugs 100-1000 hp
		5	5	Harbour/river pusher tugs 480-2800 hp
6	19	19	44	Various vessels (work vessels, oil containment vessels, etc.)
230	68	126	424	Total fleet





As part of the E3 tug Project, 2810 ASD tug 'Smit Elbe' was used to accurately determine the operational profile of a harbour tug. During a long term measurement programme aspects such as fuel consumption, engine parameters and emissions were measured.

COLOPHON

Design and prepress:
Studio Clarenburg, Schiedam

Photography:
SMIT Corporate Communications
Roderik van Nispen
and others

Offset printing:
Schefferdrukkerij B.V. , Dordrecht

WWW.SMIT.COM